EXHIBIT 99.2

CANADA MORTGAGE AND HOUSING CORPORATION

ANNUAL REPORT 09

CANADIAN HOUSING AT WORK

Canada

CMHC SCHL

HOME TO CANADIANS

About CMHC	1

■ Our objectives and strategic priorities

■ Our programs, products and services

■ Our values

■ Our structure

■ Messages from the Chairperson and the President	5

■ Showcasing Canadian Housing... and CMHC...AT WORK	11

■ Corporate Governance	21

■ Management Discussion and Analysis	31

■ The Operating Environment in 2009 and Outlook for 2010

■ Summary of Financial Results

■ Our Performance Against Objectives

■ Ensuring a Strong Organization – Internal Services

■ Risk Management

■ 2005 to 2010 Financial Highlights

■ Consolidated Financial Statements	99

■ Other Disclosures and Information	147

■ Glossary

■ Definitions of Select CMHC Performance Measures

■ CMHC Board of Directors – Biographies

■ CMHC Management

■ CMHC Offices
Do you know why housing is so important to the economy?
Housing-related spending contributed just over $307 billion to the Canadian economy in 2009 or about 20% of Canada’s Gross Domestic Product. About $207 billion of this is housing-related consumption expenditures which include items such as rent, mortgage interest, property taxes, utilities and routine maintenance. Housing-related investment, which includes spending on new construction, renovations, and transfer costs, totalled more than $100 billion in 2009. (Source: Statistics Canada)
Two-thirds of Canadians are homeowners and 6 out of 10 have a mortgage. (Source: Statistics Canada)
On average, for every home that is sold, an additional $46,000 is spent on furnishings and other household goods. MLS® sales account for $22.3 billion in spin-off activity and over 200,000 jobs annually.
(Source: Canadian Real Estate Association)
Canadians spent about $53 billion renovating and maintaining their homes in 2008. (Source: CMHC)

Housing-related spending level and proportion of GDP continue to rise

About CMHC
For over 60 years, Canada Mortgage and Housing Corporation (CMHC) has been Canada’s national housing agency. Established as a federal Crown corporation in 1946 to help address post-war housing shortages, our role has evolved as Canadians’ needs have changed. Today, we work closely with provinces, territories and the private and not-for-profit sectors to help lower-income Canadians access affordable, better quality housing. We also help Aboriginal Canadians meet their distinct housing needs.
Our role in housing finance – providing mortgage loan insurance and securitization guarantee products – contributes to the health and stability of Canada’s housing finance system and facilitates access to financing for housing across the country. This includes loans for housing in small and rural communities and for nursing and retirement homes.
We also promote the efficiency of the Canadian housing system through research, market analysis, information transfer and export promotion.
We take pride in our history and, through a wide range of housing programs, products and services, we strive to keep Canadian housing AT WORK so that families can have a place to call home.

ABOUT CMHC     1

Our objectives
and strategic priorities

STRATEGIC PRIORITIES
Help Canadians in need	1.1 Help Canadians in need access affordable, sound and suitable housing 1.2 Support Aboriginal Canadians to improve their living conditions

Facilitate Access to More Affordable, Better Quality Housing for ALL Canadians
  2.1 Ensure that Canadians have access to mortgage loan insurance products and tools that meet their needs
  2.2 Enhance the supply of low-cost funds for mortgage lending by expanding the securitization program
  2.3 Provide comprehensive, timely and relevant information to enable Canadian consumers as well as the housing sector to make informed decisions

Ensure the Canadian housing system Remains One of the Best in the World	3.1 Promote sustainable housing and communities 3.2 Support and promote Canada’s world-class housing products, services and system internationally
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Our programs,
products and services

■	Federal funding for social housing and renovation programs for lower-income Canadians

■	Housing programs for Aboriginal Canadians living on reserve

■	Mortgage loans (Direct Lending) to federally-sponsored social housing projects

■	Information, advice and financial assistance to groups seeking to develop more affordable housing

■	Research into housing needs and solutions

■	Mortgage loan insurance products to protect lenders against losses in the event of default for both homeowner, rental property loans and affordable housing projects

■	Securitization guarantee programs – National Housing Act Mortgage-Backed Securities (NHA MBS) and Canada Mortgage Bonds (CMBs)

■	Insured Mortgage Purchase Program (IMPP)

■	Market analysis reports, housing outlook conferences, market forecasts, consumer-oriented housing information

■	Research studies, grants and awards

■	Research and demonstration projects, including the EQuilibrium™ Sustainable Housing Demonstration Initiative

■	Export promotion activities designed to help Canadian exporters attain greater market diversification and representing Canada on housing matters on the international stage
Additional information can be found in the Glossary or on CMHC’s website at www.cmhc.ca
ABOUT CMHC     3

Our values
We lead by example. We honour our obligations and are committed to:
Serving the public interest
As stewards of the public trust, we serve with fairness, impartiality and objectivity. All of our activities, including those that are commercial in nature, are carried out in support of our public policy objectives. Our actions are inspired by a respect for human dignity and the value of every person.
Achieving business excellence
We exercise the highest standards of competence, trustworthiness and prudence in conducting our business relationships and in managing the financial, physical and human resources entrusted in our care. We encourage learning, innovation and personal initiative to continuously improve the way we do business.
Building a workplace community
We practice mutual respect and honesty in our working relationships. We help each other achieve the goals of the team and the organization, and we strive to maintain a healthy balance between our CMHC work and other parts of our lives. We willingly explain our actions so that we may hold ourselves and each other accountable for living these values in the workplace.
Our structure
CMHC is governed by a Board of Directors appointed by the Government of Canada and we report to Parliament through the Minister of Human Resources and Skills Development. CMHC Management is comprised of the President and Chief Executive Officer, heads of business areas and support functions and regional centre General Managers. (See Other Disclosures and Information for list.) We have a workforce of approximately 2,000 employees. Our national office is located in Ottawa and our regional business centres are in Halifax, Montreal, Toronto, Calgary and Vancouver. Individual CMHC employees also serve as points of contact for several smaller and rural communities.
CMHC provides management, advisory and other services to the Canada Housing Trust, to the First Nations Market Housing Fund and to the Government of Canada with respect to administering Granville Island. Only the financial results of the Canada Housing Trust are consolidated with CMHC’s financial statements. For further information, see Glossary.
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Messages

Messages

- Chairperson
- President and Chief Executive Officer

Governments around the world, including the Government of Canada, took action to create jobs and economic growth.

CHAIRPERSON’S MESSAGE
On behalf of CMHC’s Board of Directors, I am proud to present our 2009 Annual Report – Canadian Housing at Work – which builds on CMHC’s commitment to excellence in managing and reporting on the results of our housing programs and activities.
There is no doubt that 2009 was a tumultuous year for both the Canadian economy and for individual Canadians. We entered the year in an economic downturn and a global liquidity crisis to an extent not experienced since the Great Depression. Governments around the world, including the Government of Canada, took action in order to create jobs and economic growth.
Canada’s Economic Action Plan (CEAP) made available through CMHC close to $2 billion for social housing construction and renovation and up to $2 billion in low-cost loans to help finance housing-related municipal infrastructure over two years. In order to deliver on these CEAP investments, CMHC worked closely with its provincial and territorial partners, municipalities, First Nation communities, the not-for-profit sector, other federal departments and stakeholders throughout the year. We also maintained our steadfast presence in the Canadian housing finance market by providing mortgage loan insurance for qualified borrowers right across the country and helped improve the liquidity position of Canadian lenders so that they could continue to lend to both consumers and businesses.
Canadians received regular reports from the Government of Canada on the progress made against CEAP. CMHC’s Board of Directors also monitored take-up of CEAP social housing dollars and low-cost loans for housing-related municipal infrastructure projects through both quarterly performance reports and reports provided by the President at each meeting. The progress we have made in such a short time is nothing less than remarkable. The long-standing partnership between CMHC and provinces and territories, once again, was called upon. We look forward to continuing to work with them as well as with First Nations and many others as we enter the second year of CEAP, and as we continue to help Canadians in need through our core social housing activities.
The economic downturn also affected our mortgage loan insurance and securitization guarantee activities. With the global credit crunch, lenders turned to CMHC to insure and securitize mortgage loans in order to increase access to funds to lend to consumers and businesses. And, as expected, claims were also higher in 2009.

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We are confident, however, that our risk management practices and oversight will help ensure Canadians will continue to enjoy one of the soundest housing finance systems in the world.
The Board of Directors is committed to conducting our business in an open and transparent manner and this commitment is at the heart of all of the decisions that we make. Our efforts were recognized in 2009 by the Canadian Institute of Chartered Accountants who presented CMHC with the Award of Excellence in Corporate Reporting for Large Crown Corporations for our 2008 Annual Report, Enduring Commitment, Proven Results. Everyone at CMHC can be extremely proud of winning this award.
Governing in an open and transparent way also means obtaining feedback from Canadians. To that end, we held our first ever Annual Public Meeting in Kitchener-Waterloo this year, in conjunction with the first of our two Board of Directors meetings outside of Ottawa. The second meeting was held in Vancouver. These meetings provide us with opportunities to listen to housing stakeholders and to visit housing projects or other sites that are important to our mandate. They are also opportunities for the Board to engage with staff outside of Ottawa.
I am proud that CMHC received a number of employer awards in 2009, including being one of Canada’s Top 100 Employers, as well as one of the Best Diversity Employers. CMHC’s success is truly dependent on its workforce and most certainly on the leadership of CMHC’s President, Karen Kinsley, who won the Ottawa Business Journal CEO of the Year Award and, for the second consecutive year, was named by the Women’s Executive Network™ to be among Canada’s Most Powerful Women: Top 100 Winners.
The Board of Directors recognizes the passion and commitment of CMHC’s employees during this extremely busy and productive year. As we look ahead, I am confident we will continue to uphold our commitment to helping improve the lives of Canadians while also maintaining high standards of governance and regard for the environment. I look forward to meeting the challenges of 2010.

Dino Chiesa
Chairperson

CMHC received a number of awards in 2009 including the Canadian Institute of Chartered Accountants’ (CICA’s) Award of Excellence in Corporate Reporting for Large Crown Corporations and MediaCorp’s Top 100 Employers in Canada.

MESSAGES     7

Canada’s Economic Action Plan will help house low-income Canadians, seniors, persons with disabilities, families in First Nation communities and in the North.

PRESIDENT’S MESSAGE
Canadian Housing at Work truly reflects what 2009 was about. In setting the course for recovery, Canadian housing became part of the solution. Accounting for 20 per cent of Canada’s Gross Domestic Product (GDP) and having shown remarkable resiliency in the face of global economic turbulence, Canadian housing and housing-related municipal infrastructure created jobs for the Canadian economy when needed the most.
Canada is fortunate to have one of the best housing systems in the world – one that provides good housing for a wide spectrum of needs. Housing is an important component of the federal government’s 2009 Budget: Canada’s Economic Action Plan (CEAP). Over the next two years, out of $7.8 billion in housing-related measures, close to $2 billion will be provided through CMHC to build or to retrofit social housing for low-income Canadians. We will also provide up to $2 billion in low-cost loans to municipalities for housing-related infrastructure.
I am proud that CMHC took up additional responsibilities with vigour while also achieving the vast majority of goals we set for our ongoing activities.
Immediately following the federal budget at the end of January, getting provincial and territorial partners on board became a priority. We were successful in putting agreements in place within a few short months of the beginning of the 2009-10 fiscal year. As reported in the Fourth Report to Canadians on Canada’s Economic Action Plan released in December 2009, CMHC has committed a total of $950 million towards social housing and made available up to $1 billion in low-cost loans for housing-related municipal infrastructure.
This was no easy feat. We understand the challenges that our social housing partners face. But we shared one collective goal – to use this one-time funding to help house Canadians, to give them a better, more affordable place to call home and to build stronger, healthier communities.
Mortgage-Backed Securities guaranteed under the National Housing Act also played an important role amongst federal measures to improve access to financing in the face of the global credit crunch which began in 2008. While healthy balance sheets and a sound regulatory system meant that Canadian lenders fared better than lenders in many other countries, we operate in a global economy and are not unaffected by what happens outside our borders.

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In order to address these challenges, the Government of Canada introduced in October 2008, a $25 billion Insured Mortgage Purchase Program. Under this program and subsequent enhancements, CMHC could purchase from lenders up to $125 billion in NHA Mortgage-Backed Securities backed by insured loans. At the height of the credit crunch, Canadian lenders made full use of the program and continued to see it as a valuable option in managing their funding needs in the face of ongoing global pressures. The program’s scheduled termination was extended from September 2009 to March 2010.
These measures are in response to extraordinary times, but the investments that are being made in social housing and in municipal infrastructure will endure for the benefit of all Canadians.
I am also proud that CMHC met the majority of its goals for all other ongoing core activities. We provided funding for social housing and implemented the two-year extension of the Affordable Housing Initiative (AHI) and our renovation programs. Six-hundred and twenty thousand (620,000) families were assisted through social housing with long-term subsidies and 3,810 new social housing units were created under the AHI. Our renovation programs assisted some 18,000 lower-income households to undertake needed repairs to their homes.
We exceeded planned mortgage loan insurance volumes and met market demand for our securitization products. Adoption of principles demonstrated through our EQuilibrium™ Sustainable Housing Demonstration Initiative has begun to take hold with a builder now marketing homes based on EQ™ principles and others taking steps in that direction. Over 1.2 million copies of CMHC information products on a range of housing topics were distributed to Canadians. In addition, our support to housing exporters in these difficult economic times proved valuable as we exceeded our facilitated-sales target.
The challenging economic climate in 2009 resulted in an increase in provisions for mortgage loan insurance net claims, which was not anticipated when our target was set in mid-2008. This increase in the provisions for claims is, in part, responsible for the Corporation not achieving its net income target of $1.353 billion. The rate of arrears on CMHC-insured loans, however, remains historically low and is trending in the same direction as rates currently experienced by lenders in general. We also continue to be on solid financial ground due to our rate of capitalization which is approximately double the rate required by the Office of the Superintendent of Financial Institutions for private insurers.

Ongoing social housing subsidies helped 620,000 families access affordable housing; 3,810 new social units were created under the AHI, and 18,000 families or rental property owners received assistance to repair or to rehabilitate their properties.

MESSAGES     9

While CEAP measures will continue to be the focus in the coming year, we do have an eye on the future. The two-year extension of the Affordable Housing Initiative and our renovation programs, part of the federal government’s five-year funding commitment to housing and homelessness programs, runs until March 2011. We are working closely with Human Resources and Skills Development Canada on developing options for the federal government to consider for the last three years of funding. I am confident that the next generation of federal housing and homelessness programs will build on the lessons learned and bring further benefits to Canadians. CMHC will also continue to assist provinces and territories to assess the long-term viability of pre-1993 social housing units.
CMHC’s long-standing role in helping First Nations address housing needs will also continue to be a priority for us. Our regular programming resulted in an additional 822 non-profit rental housing units being developed and some 1,190 units renovated or rehabilitated this year for
First Nation families. While these and CEAP investments will help address the housing shortages on reserve, enhancing First Nations’ capacity and access to private financing are also critical to success in the long term.
The state of the economy will drive housing and mortgage markets going forward. While we expect that the economic recovery will bring increased competition in the mortgage loan insurance market, we will remain steadfast in our commitment to prudent underwriting, to improving our risk management tools, to providing excellent client service and to ensuring that Canadians have access to housing finance that meets their needs in a responsible manner.
As we look ahead, we are confident that the Canadian housing system will continue to serve Canadians well. Housing is truly working for Canadians and so is CMHC. To CMHC’s dedicated employees who excelled in a year where heavy demands were made of them, you have my gratitude and respect. To our shareholders – the Canadian people – you have the continuing commitment of CMHC to keep our housing system strong.

Karen Kinsley, FCA
President and Chief Executive Officer

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Showcases

Showcases

- Social housing AT WORK
- A strong housing finance system AT WORK
- AT WORK building sustainable communities

Showcasing Canadian Housing... and CMHC...AT WORK

For CMHC, it has always been about helping Canadians to have a place they can call home. In Canada’s Economic Action Plan, the Government of Canada through CMHC increased its investment in social housing to help the most vulnerable in our society – low-income families, seniors, persons with disabilities, First Nations and northern communities. It also asked CMHC to manage a new Municipal Infrastructure Lending Program to provide low-cost loans to fund housing-related municipal infrastructure. These one-time, targeted investments will pay off today through the jobs and economic spin-offs they produce and will benefit needy Canadians for many years to come.
CMHC is playing a major role in overseeing investments while also maintaining our resolve to strengthen Canada’s housing finance system and to promote sustainable housing solutions and communities. These stories invite you to see how these investments are being used to make a difference in the lives of Canadians and demonstrate how CMHC is putting Canadian housing at work for them as well as for the general economic and social well-being of the country.
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AT WORK

In a few short months since the launch of CEAP social housing initiatives, over 1,700 projects are underway across Canada including in some 300 First Nation communities. Here are just a few:
Renovating and making social housing more energy efficient
Across Canada, there are thousands of low-income families living in social housing units developed over several decades since 1946. Renovating and increasing the energy-efficiency of these units while also improving living conditions for their residents is economically, environmentally and socially responsible.
The Haney Pioneer Village Co-operative in Maple Ridge, British Columbia (about 45 km to the east of Vancouver) has provided homes to some 84 senior households since the early 1970s. CMHC provided $208,462 to replace outdated single-pane windows with double-pane Energy Star® windows.

Workers installing new windows at the Haney
Pioneer Village Co-operative.
“Not only will this funding make our coop more energy efficient, it will also help ensure these homes are available to meet the needs of future generations.”
Richard Silver, President, Haney Pioneer Village
The Piikani Nation is located on Peigan Indian Reserve 147 in southern Alberta and is part of the Blackfoot Nation. Through CEAP, the First Nation received $853,000 to improve housing conditions for their community. The funding will contribute to the retrofit of 41 social housing units.

SHOWCASES     13

“CEAP has been instrumental in assisting the Piikani Nation...train and employ up to 35 Piikani Nation members, kick-start our market housing strategy and most importantly improve our living conditions.” Reg Crowshoe, Piikani Nation Chief

Left to right: Ted Menzies, MP for Macleod, Chief Reg Crowshoe, Evan Berger, Alberta Ministry of Employment and Immigration, Jim Swagg, Adam North Peigan and Herman Many Horse (Band Councillors)
Renovations are underway at the Coopérative d’habitation Place des Lilas in Jonquière, Quebec thanks to funding received under CEAP. The cooperative will receive $401,310 to replace an aging heating system and windows in their 32-unit project. These renovations are expected to improve the comfort of residents as well as add years to the life of the project which provides housing to families and single person households.
“The financial contributions provided under CEAP through CMHC will benefit the residents of Place des Lilas and will help ensure the quality of life of our families. We are very pleased to have received this funding which will help improve the comfort and safety of our residents.”
Louis Boily, Chair, Board of Directors, Place des Lilas
The Millbrook First Nation in Nova Scotia received $104,000 to retrofit four units in the community including one which was damaged by flooding. Extensions are being built to the other three units. Work began in the fall of 2009 – two of the renovations have been completed and the other two will be finished by early spring. In addition, the Millbrook First Nation received funding for two new units under CEAP.
“It (the funding) came at the right time and allowed us to accommodate a family with special needs as well as address overcrowding in some of the other units. This program has exposed us to new building practices which will be beneficial for years to come.”
Chief Lawrence Paul, Millbrook First Nation

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Creating new social housing
Canada’s Economic Action Plan also invests in new social housing so that more low-income Canadians, in particular seniors, persons with disabilities and Aboriginal people on reserve and northern Canadians have a better place to call home. Here are few examples:
Squamish Riverstones Development, 67 km north of Vancouver, will be an
84-unit seniors housing complex operated by the Sea to Sky Community Services Society. All of the units will be adapted to seniors’ needs, with such items as lever handles, wide doors and appliances with controls on the front. Twelve of the units will be fully accessible for tenants with disabilities. The project is receiving a total contribution of $4.35 million from the Government of Canada and the Province of British Columbia which will support 30 of the 84 units. As well, CMHC is insuring a $7.8 million mortgage loan for the project. The project will help address the shortage of rental units in Squamish which has seen a decrease in its vacancy rate from 4.2 per cent to 1.3 per cent in 2009.
“Our community will benefit from this much-needed rental housing for our seniors, the accessibility-challenged and families. We will also benefit from the jobs that will be created from construction.”
Greg Gardner, Mayor of the District of Squamish
Supporting over 500 people with intellectual disabilities in Windsor, Ontario, Community Living Windsor received $936,745 through CEAP to purchase three additional properties for its Supported Community Homes program. These properties will house between two to four occupants who, depending on their needs, may access 24-hour support. Integrating persons with disabilities into the community provides them with a greater sense of belonging and proximity to other services.
“Living in a home that looks just like others helps people to feel more connected to their community. By becoming connected to our neighbourhoods and communities, relationships develop and people gain a greater sense of self-worth.”
Xavier Noordermeer, Executive Director of Community Living Windsor

SHOWCASES     15

Among five projects in the Yukon Territory under CEAP’s funding for Northern housing is the Watson Lake Seniors Facility. This new 12-unit project will meet Yukon Housing Corporation’s SuperGreen Home energy standards and features Accommodating Home standards to ensure a barrier-free interior and exterior environment. This development will help seniors to live more independently in their community of just over 1,500, known as the Gateway to the Yukon.

Left to right: Premier Dennis Fentie, MLA for Watson Lake, Stephen Murphy, local contractor, the Honourable Vic Toews, President of the Treasury Board
“I’ve been running a four to six man crew the last few years and I’ve had to hire for this project. I now have 14 employees.”
Stephen Murphy, Murphy Construction – contractor for Watson Lake Seniors Facility
The Musqueam First Nation Reserve is located adjacent to the City of Vancouver. The First Nation received $5.3 million under CEAP to construct 31 affordable single family homes for Aboriginal families, seniors and persons with disabilities on reserve. Occupants will pay rent until the mortgages are paid out and then will be eligible to become owners.
“I’m living with my mom currently. I have 5 children....This means a great deal to me. We are really looking forward to having our own space...and just settling, finally, after so long.”
Grace Point, Band Member on waiting list

“Without CMHC’s assistance, Musqueam probably wouldn’t have been able to build the homes. We didn’t know how we were going to do it until Canada’s Economic Action Plan came into play.”
Allyson Fraser, Councillor, Musqueam Indian Band

Building stronger and more vibrant communities through social housing that benefits the most vulnerable in society is good public policy during these tough economic times. Equally important is investing in municipal infrastructure that supports housing development and economic growth. Check our story At WORK building sustainable communities.
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AT WORK

The strength and soundness of Canada’s banking and housing finance system have been well publicized. Many factors have led to Canada’s ability to weather the global liquidity crisis better than many other countries, including the role that CMHC plays in housing finance.
For over 60 years, CMHC has worked to ensure the well-being of our housing sector in order to facilitate access to affordable, high quality housing for Canadians. The vast majority of Canadians (80 per cent) are able to meet their own housing needs without direct public assistance. When it comes time to buy a home, most Canadians obtain financing for what is likely the largest investment of their lives. CMHC mortgage loan insurance and securitization guarantee products facilitate access to this financing.
With CMHC mortgage loan insurance, lenders are able to offer qualified borrowers, with down payments of less than 20 per cent, interest rates that normally would only be available for loans with larger down payments. Generations of first-time homebuyers have been able to afford homeownership because of CMHC mortgage loan insurance.

Our steadfast presence as the public mortgage loan insurer has led to underwriting practices that prudently take into account risks from a range of perspectives. Applications for mortgage loan insurance are carefully assessed based on the borrower’s ability to manage the debt and the property risks relative to current housing market conditions. Specific criteria must be met for lenders to qualify as an Approved Lender for CMHC mortgage loan insurance purposes as well as to qualify as an Approved Issuer for CMHC’s securitization programs. All these contribute to standard, well-established prudent underwriting practices right across the country, whether the loan is for a home in a large urban centre or in a remote village.
Our steadfast presence as the public mortgage loan insurer has led to underwriting practices that prudently take into account risks from a range of perspectives.
SHOWCASES     17

As Canadians faced tough economic times in 2009, CMHC was there, working with lenders, to find ways to help keep Canadians in their homes thus contributing to a more stable housing market.
Our housing system has also benefitted from CMHC’s securitization guarantee programs. By guaranteeing the timely payment of principal and interest associated with National Housing Act Mortgage-Backed Securities which were first introduced in 1987 and introducing Canada Mortgage Bonds (CMBs) in 2001, billions of dollars have been channelled to mortgage lending, lowering the cost for both mortgage lenders as well as borrowers.
Our role in securitization greatly facilitated the implementation of the federal government’s Insured Mortgage Purchase Program (IMPP) in 2008 and we continued to make the program available until March 2010.
Canadian Imperial Bank of Commerce senior economist, Benjamin Tal, describes CMHC as the “secret weapon”.
“One of the main reasons we did not need a bailout (of banks)
is because of CMHC and the ability to provide cheap credit through its facilities.”
Benjamin Tal, senior Economist, Canadian Imperial Bank of Commerce

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WORK	building sustainable communities

Canadians are doing their part to protect the environment. CMHC is doing the same through:
Research and demonstration
Demonstration homes under the EQuilibrium™ (EQ™) Sustainable Housing Demonstration Initiative first became available for public viewing in 2007, with more following shortly thereafter. Several EQ™ teams are applying their expertise and knowledge towards the development of new housing projects. For example, the Edmonton-based developer of the Riverdale Net Zero EQ™ project, Habitat Studio and Workshop Ltd., has built two more net zero projects and is planning additional projects as a result of consumer interest generated by the Riverdale demonstration. As well, the NOW House EQ™ renovation project inspired housing providers in Windsor and Ottawa to undertake similar projects within their affordable housing portfolios.

“The knowledge we gained by participating in the CMHC EQuilibiumTM Sustainable Housing Demonstration Initiative helped us to simplify the energy efficiency systems and technology, resulting in reduced construction costs for us. The publicity, promotion and demonstration component of EQTM also helped us establish a reputation in the community that has led to additional construction projects, with more in the planning phase.”
Peter Amerongen, Habitat Studio and Workshop Ltd.
CMHC and
Natural

Resources
Canada (NRCan) are now supporting the development of demonstration projects involving EQ™ principles at the community level. A national competition was launched in June 2009 under the Equilibrium™ Communities Initiative. CMHC and NRCan will provide financial and technical assistance to winners to develop and showcase community development that is more environmentally-friendly than what is generally in place today.

SHOWCASES     19

CMHC Green Home Mortgage Loan Insurance
Increasing industry capacity to provide Canadians with environmentally-friendly choices when it comes to housing is done not only through our research and demonstration initiatives but also through CMHC mortgage loan insurance.
Our CMHC Green Home mortgage loan insurance product offers a 10 per cent premium refund to qualified borrowers who purchase an environmentally-sound home or make energy-efficient renovations to their properties, including rental properties. This product has reached a milestone – $3 million in premiums have been refunded to borrowers since 2005.
Providing low-cost loans to municipalities for housing-related infrastructure
Under Canada’s Economic Action Plan, CMHC is making available up to $2 billion in low-cost loans to municipalities to fund housing-related infrastructure. The Municipal Infrastructure Lending Program (MILP) will not only lower costs for municipalities but will also create jobs and economic growth, help to protect the environment and build stronger communities for the future. Eligible projects include sewers, water lines and neighbourhood regeneration projects. Modern and efficient water treatment plants are vital to ensure the supply of safe drinking water for expanding communities and for safeguarding the environment. Two communities who have benefitted from MILP are Corner Brook, Newfoundland and Saskatoon, Saskatchewan. Both have received MILP loans amounting to $19.5 million and $31 million, respectively.
“This project will ensure that all residents of the City of Corner Brook as well as the Town of Massey Drive and the Town of Mount Moriah will have water provided through a state-of-the-art water treatment plant. An enhanced water treatment facility has been a major goal of our city for over a decade.”
Charles Pender, former Mayor of Corner Brook
“The Economic Action Plan has had a tremendous impact on the City of Saskatoon. It has allowed us to free up other dollars to invest in other areas. And, in a lot of cases, those dollars are going to go back into affordable housing for our community.
The Action Plan keeps people employed.”
Donald Atchison, Mayor of Saskatoon
“When we compare the CMHC loan with our traditional borrowing, over the life of the loan, the city will save $1.2 million.”
Larry Shultz, Project Manager, City of Saskatoon
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Corporate Governance
Govern CMHC s Board of Directors Practicing good governance Being good corporate citizens

CMHC’S BOARD OF DIRECTORS
The legislative framework governing CMHC consists primarily of the Canada Mortgage and Housing Act (CMHC Act), the National Housing Act (NHA) and the Financial Administration Act (FAA). Pursuant to the CMHC Act, the stewardship of the Corporation is the responsibility of the Board of Directors which is comprised of the Chairperson, the President and Chief Executive Officer and eight other directors. The Chairperson and the President and Chief Executive Officer are appointed by the Governor in Council. The eight other directors are appointed by the Minister designated for the purposes of the CMHC Act and the NHA (the Minister for CMHC) with Governor in Council approval. With the exception of the President and Chief Executive Officer, all members of the Board are independent of CMHC Management.
Members of the Board have diverse professional backgrounds and bring significant experience from private, public and not-for-profit sectors. This experience and commitment to sound corporate governance help to ensure that the Corporation fulfills its public mandate in a competent and accountable manner. (For additional biographical information see Other Disclosures and Information.)
All newly-appointed Board members are provided with a comprehensive orientation on the Corporation’ s activities and operations and may attend specialized courses offered by the Canada School of Public Service to further enhance their understanding of responsibilities as Crown corporation directors. There were no changes to the Board membership in 2009; one position remained vacant.

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In front row from left to right: Karen Kinsley, FCA, President and Chief Executive Officer, Dino Chiesa, BA, Chairperson, Sophie Joncas, CA, Vice-Chairperson
In back row from left to right: Gary P. Mooney, BA, LLB, PhD, E. Anne MacDonald, BA, LLB, Brian Johnston, CA, James A. Millar, BA, MA, Harold Calla, CGA, CAFM, André G. Plourde, B. Admin.

The following depicts CMHC’s governance structure. Also see Our Structure on page 4.

CORPORATE GOVERNANCE     23

To assist in carrying out its stewardship of CMHC, the Board has established a number of committees: the Governance and Nominating Committee, the Audit Committee and the Human Resources Committee. Their terms of reference are posted on CMHC’s website (see www.cmhc.ca) and are reviewed on a regular basis to ensure that the Board benefits from the committees’ thorough examination of these key areas.
Board committees — key areas of responsibility
Governance and Nominating Committee
■	Monitors best practices and trends and makes recommendations to the Board with respect to corporate governance.

■	Reviews the Board’s Standards of Conduct.

■	Identifies potential candidates for the positions of Chairperson and President and Chief Executive Officer and also makes recommendations with respect to the profile of the Board.

■	Evaluates the performance of the President and Chief Executive Officer against pre-established objectives and goals.
Audit Committee
■	Advises the Board on the soundness of the Corporation’s financial management.

■	Oversees the integrity and appropriateness of internal control systems, risk management practices and financial reporting and audit processes, including the annual financial audit and periodic Special Examinations pursuant to the FAA.
Human Resources Committee
■	Advises the Board on strategies with respect to employee recruitment, selection and retention and recommends changes in compensation and performance management policies.

     24     CANADA MORTGAGE AND HOUSING CORPORATION

The Board of Directors meets six times a year and its committees meet a minimum of twice a year. Two of the Board’s meetings are held outside the National Capital Region in order to allow Board members an opportunity to discuss issues with stakeholders, to obtain first-hand knowledge of local housing conditions and to learn about specific housing developments.
As part of their regional meetings, the Board also meets with CMHC staff. This year, the regional meetings took place in the Kitchener-Waterloo area in May and in the Vancouver area in August.
The Board’s regional itineraries included meetings with housing officials, community planning experts, private sector affordable housing advocates and developers of energy efficient housing in Waterloo. They also toured facilities on Granville Island that are under CMHC management and visited an affordable housing project in Vancouver’s Downtown Eastside.
In conjunction with the regional meeting in Kitchener-Waterloo, the Board held its first annual public meeting at which the Chairperson and President provided information on the Corporation, its governance structure, activities and performance.

		Attendance1/Meetings
Board	Total	Board of	Corporate	Audit	Human	Pension Fund
Member	Compensation	Directors	Governance	Committee	Resources
	($)		and		Committee
			Nominating
			Committee

Dino Chiesa	47,600	6/6	3/3

Harold Calla	21,700	6/6		4/4

Brian Johnston	19,200	6/6		2/4

Sophie Joncas	27,200	6/6	3/3	4/4

Karen Kinsley[2]	N/A	6/6	2/3	4/4	3/3	3/4

E. Anne MacDonald	23,200	6/6			3/3

James A. Millar	21,200	6/6			3/3

Gary P. Mooney	19,700	6/6	3/3

André G. Plourde	22,200	6/6				4/4

1 In person or via teleconference or videoconference.
 2 Attendance at Audit and Human Resources committees as a non-member.
CORPORATE GOVERNANCE     25

“CMHC’s
emphasis
on corporate
governance
demonstrates its
commitment as
responsible
corporate
citizens.”
Canadian Institute of
Chartered Accountants –
2009 CICA
Reporting Awards
PRACTICING GOOD GOVERNANCE
Corporate Planning
Each year, as required by the FAA, CMHC submits a five-year corporate plan to its Minister for approval by the Government of Canada. The corporate plan is the centrepiece of the accountability regime adopted by Parliament for Crown corporations. The corporate plan encompasses all of CMHC’s activities, budgets and resource requirements. The Board of Directors guides the development of the corporate plan, starting with a planning session during which it examines the internal and external operating environment and sets out key strategic directions for the Corporation. At its planning session in March 2009, the Board assessed the impact of the economic downturn on CMHC’s activities and reaffirmed the Corporation’s three objectives and seven strategic priorities, including directions in assisted housing, housing finance, research and information transfer and international activities. CMHC’s 2010-2014 Corporate Plan was approved by the Government of Canada in December 2009.

     26     CANADA MORTGAGE AND HOUSING CORPORATION

In addition to the annual planning session, the Board provided direction on CMHC’s work on the primary housing finance markets over the long term. It also revisited goals in light of the challenges facing CMHC’s international activities caused by severe disruptions in foreign housing markets and economies.
Monitoring Performance and Risks
On a quarterly basis, the Board of Directors reviews a comprehensive report on the Corporation’s performance against plan. In 2009, Quarterly Performance Reports assessed changes in the environment, rated performance against some 28 success indicators and provided results against corporate plan performance measures. Given changing priorities, from time to time, the report recommended changes to the timing of deliverables and the allocation of resources. This report also assessed changes in seven key enterprise-wide risk areas. (See section on Risk Management.) Given the need to deliver CEAP housing-related initiatives as quickly as possible, the Board received regular reports on CEAP’s progress. Also on a quarterly basis, a detailed report examined specific financial risks.
Program evaluations
The Audit Committee oversees program evaluations that are carried out in accordance with government policy. In 2009, program evaluations were completed with respect to CMHC’s suite of renovation programs, including its Shelter Enhancement Program and the Affordable Housing Initiative. These evaluations provide objective assessments of the relevance and effectiveness of policies and are important to the government decision-making process. Results of the evaluations are further discussed in the Management Discussion and Analysis section of this annual report.

CORPORATE GOVERNANCE      27

CMHC Pension Plan
The CMHC Pension Fund, created by the Board of Directors, is managed and administered by Trustees through a Trust Agreement. It provides eligible employees with benefits upon retirement from CMHC. The Trustees are responsible for setting investment objectives and policies, selecting external investment managers and monitoring investment results. CMHC’s Pension Fund governance structure and practices continue to meet or exceed the governance guidelines of the Canadian Association of Pension Supervisory Authorities (CAPSA).
In 2009, the Board approved revised terms of reference for the Pension Fund Trustees as recommended by its Governance and Nominating Committee. The revisions provide for an annual assessment of the Pension Fund’s governance structure and practices using the CAPSA self-assessment questionnaire. The Board also receives a written report on the Fund’s investment activities and decisions each year.

     28     CANADA MORTGAGE AND HOUSING CORPORATION

BEING GOOD
Corporatecitizens
In addition to practicing good corporate governance and maintaining a high standard of business ethics, CMHC believes in giving back to the community in a meaningful way and in lessening our own impact on the environment.
Giving Back to the Community
CMHC supports a variety of charitable campaigns. The following are some of the key ones:
2009 WORKPLACE CHARITABLE CAMPAIGN
Employees and retirees of CMHC continue to demonstrate their commitment to Canadians with the success of the 2009 Workplace Charitable Campaign. CMHC raised a total of $215,807 – 14 per cent over the campaign goal of $189,000 and setting a new campaign record for the Corporation. With the average donation per employee being $284 and a participation rate of 70 per cent, CMHC employees have once again demonstrated their commitment to helping Canadians in need.
HABITAT FOR HUMANITY CANADA
CMHC is a gold sponsor of this internationally renowned organization and shares its vision of a world where everyone has a safe and decent place to live. The Corporation is the lead national sponsor of the Habitat for Humanity Aboriginal Housing program. The objective of the program is to engage Habitat for Humanity affiliates across Canada in implementing pilot programs that will help make the Habitat homeownership model available to more Aboriginal people.

8TH ANNUAL GINGERBREAD HOUSE COMPETITION
CMHC and Habitat for Humanity National Capital Region teamed up once again in 2009 to raise funds. All proceeds from the silent auction of the gingerbread houses went to Habitat for Humanity National Capital Region to help with the construction of new homes for families in need in the community. CMHC employees volunteered their time to this worthy cause. Several prizes were awarded, but the main winners will be local families whose dreams of homeownership will move closer to reality because of the event.

CORPORATE GOVERNANCE     29

Doing our part to protect the environment
CMHC demonstrates its commitment to responsible environmental stewardship through its everyday operations. These include the establishment of an extensive recycling program, the re-use of components from information products and construction activities, the refurbishment of office equipment and furniture, the purchase of Energy Star® appliances, the use of recycled paper and the use of environmentally-friendly cleaning products.
In 2009, CMHC consumed 104 tons of recycled paper. The impact of choosing to purchase recycled paper instead of virgin paper has reduced the use of resources as well as the emission of greenhouse gases and generation of waste as follows:

Wood consumed	115 tons

Net energy consumed	255 million BTUs

Greenhouse gases emitted	76,526 Ibs of CO2 EQUIV.

Wastewater generated	368,566 gallons

Solid waste generated	22,377 Ibs
Source: Environmental impact estimates were made using the Environmental Defence Fund Paper Calculator. For information visit: http://www.papercalculator.org
In addition, CMHC participates in Earth Day, the largest environmental awareness event in the world. On April 22, 2009, CMHC employees joined an estimated six million Canadians from coast-to-coast-to-coast in environmentally-friendly activities. President Karen Kinsley planted a tree and employees were informed on how to conserve energy and protect the environment including how to calculate their own ecological footprint.

Left to right: David Stitt, Director, Administrative Services, Karen Kinsley, President and Chief Executive Officer and Michel Tremblay, Director, Financial Operations
Building upon CMHC’s environmentally-friendly practices in many areas, CMHC will be developing its strategies to protect the environment further. CMHC believes that good governance and environmental stewardship go hand in hand.

     30     CANADA MORTGAGE AND HOUSING CORPORATION

Management
Discussion & Analysis
Forward-looking statements
CMHC’s Annual Report contains forward-looking statements regarding objectives, strategies and expected financial results. There are risks and uncertainties beyond the control of CMHC that include, but are not limited to, economic, financial and regulatory conditions nationally and internationally. These factors, among others, may cause actual results to differ substantially from the expectations stated or implied in forward-looking statements.

THE OPERATING ENVIRONMENT IN 2009 AND OUTLOOK FOR 2010
Economic growth in Canada resumed in the third quarter of 2009 and picked up further in the fourth quarter. While the Gross Domestic Product (GDP) declined in 2009, signs in the latter part of the year pointed to a recovery taking hold in 2010 with real GDP growth in the range of 1.5 to 3.2 per cent. The unemployment rate increased to 8.3 per cent in 2009. In 2010, the unemployment rate is forecast to reach 8.4 per cent and edge back down to 8.1 per cent in 2011.
The Consumer Price Index (CPI) for 2009 increased by 0.3 per cent, well below the increase of 2.3 per cent in 2008. It is expected that inflation will remain within the
Bank of Canada’s target range of 1 to 3 per cent. Higher food and energy costs are major contributors to inflation. However, prices for energy commodities were lower in the second half of 2009 which helped moderate the rate of inflation for the year. The year-over-year increase in the CPI peaked at 3.5 per cent in August 2008 but was only
1.3 per cent in December 2009. Since July 2008, the Bank of Canada has lowered its target for the overnight lending rate by a total of 275 basis points to 0.25 per cent – its lowest in history. These stimulative monetary policies should help boost domestic demand and contribute to stronger economic growth in 2010.
Following years of strong sellers’ market conditions, an easing in existing home sales through the Multiple Listing Service®1 (MLS®) and record high levels of new listings brought balance back to market conditions in the Canadian resale market in 2008. Since January 2009, however, a strong rebound in MLS® sales has pushed the sales-to-new listings ratio back to the sellers’ market range. National sales of existing homes through the MLS® are forecast to be within the 455,350 to 509,900 unit range in 2010. Housing starts have also moderated from historically high levels to reach 149,081 units in 2009, down from 211,056 units in 2008. Housing starts are forecast to be within the 152,000 to 189,300 unit range in 2010.

1 MLS ® is a registered trademark of the Canadian Real Estate Association.

32     CANADA MORTGAGE AND HOUSING CORPORATION

Demographic models suggest that current household formation is approximately 175,000 net new households per year. These projections are based on current age and gender make-up, projections for migration and past household formation. Housing starts and household formation are closely linked over time. The number of housing starts in a given year, however, can fluctuate above or below expected household formation depending on economic conditions or other factors such as conversions, demolitions and changes in vacancy rates. Housing starts are expected to improve gradually and be roughly in line with household formation over the medium term.

THE OPERATING ENVIRONMENT IN 2009 AND OUTLOOK FOR 2010     33

SUMMARY OF FINANCIAL RESULTS
Revenues and Expenses
     CMHC reports on these principal business activities:
■	Housing Programs: Expenditures and operating expenses are funded by Parliamentary appropriations.

■	Lending: Revenues are earned from interest income on the loan portfolio which is funded through borrowings.
Lending and housing programs provide support for Canadians in need and are operated on a breakeven basis.

■	Insurance: Revenues are earned from premiums, fees and investment income. Expenses consist of operating expenses and net claim expenses. The Corporation’s net income is primarily derived from this activity.

■	Securitization: Securitization revenues are earned from guarantee fees and investment income. Expenses consist primarily of interest expenses.

■	Canada Housing Trust (CHT): CHT revenue is earned primarily from investment income. Revenue derived from investment income is used to cover operating expenditures and Canada Mortgage Bonds (CMB) interest expense.

($M except as	2008	2009	2009	2010
otherwise indicated)	Actual	Plan	Actual	Plan
Revenues	11,738	15,966	13,164	15,359
Expenses	9,319	14,061	11,939	14,091
Income taxes	641	552	294	357
Net income	1,778	1,353	931	911
Per cent of planned net income achieved	112	95	69	95
Other comprehensive income	(604)	65	483	42
Comprehensive income	1,174	1,418	1,414	953
Resource Management
Operating expenses (included in Expenses above)	385	460	416	494
Number of staff-years	1,945	2,030	1,999	2,138

34     CANADA MORTGAGE AND HOUSING CORPORATION

Net Income
Consolidated net income was $931 million in 2009, $422 million (31 per cent) below plan. The impact of the economic downturn, primarily on CMHC’s insurance net claims, is the main reason for this variance. The Corporation’s 2009 Corporate Plan was prepared in the summer of 2008 and, therefore, did not include the impact of the economic crisis.
Other Comprehensive Income
CMHC’s other comprehensive income (OCI) consists of unrealized gains or losses caused by changes in the fair valuation of investments in insurance and securitization activities. In 2009, the fair value of these instruments resulted in a $483 million gain compared to a planned gain of $65 million.
Balance Sheet Highlights

($M)	2008	2009	2009	2010
	Actual	Plan	Actual	Plan
Total assets	203,461	345,318	272,821	321,200
Total liabilities	195,291	335,484	263,558	311,261
Contributed capital	25	25	25	25
Accumulated Other Comprehensive Income (AOCI)	(276)	531	207	(201)
Retained earnings (other)[1]	2,998	3,974	2,556	2,743
Retained earnings set aside for capitalization	5,423	5,304	6,475	7,372
Total Equity of Canada	8,170	9,834	9,263	9,939
[1] Includes Unappropriated Retained Earnings, Reserve Fund and Inter-entity Elimination

Assets and Liabilities
In 2009, total assets were $273 billion, $72 billion or 21 per cent under plan. Total liabilities at year end were $264 billion, $72 billion or 21 per cent under plan. These variances from plan are largely due to the Insured Mortgage Purchase Program (IMPP) being $59 billion lower than planned and CMB issuances being $8 billion lower than planned. During the 2008 liquidity crisis, CMHC was called upon to implement IMPP. After the initial purchase of $25 billion in securities backed by insured mortgages from Canadian lenders, the Government of Canada increased the program by $100 billion for a total purchase of up to $125 billion. However, by the beginning of the second quarter of 2009, the global credit crisis and resulting funding pressures had

SUMMARY OF FINANCIAL RESULTS     35

largely abated, decreasing the demand for funding through IMPP. Since the program was initiated in the third quarter of 2008, there have been $66 billion in IMPP purchases.
Equity of Canada
Equity of Canada is made up of three components:
Contributed Capital
The capital of CMHC is $25 million unless otherwise determined by the Governor in Council.
AOCI
AOCI is the accumulated unrealized gains or losses caused by the change in fair valuation of investments in insurance and securitization activities. It was $207 million at the end of 2009.
Retained Earnings
Total retained earnings were $9,031 million of which $6,475 million is set aside for capitalization for insurance and securitization activities.
Within the Public Accounts of Canada, CMHC’s annual consolidated net income reduces the government’s annual deficit, and the consolidated retained earnings and accumulated other comprehensive income reduce the government’s accumulated deficit.
The CMHC Act and National Housing Act govern the use of the Corporation’s retained earnings. In particular, the retained earnings from insurance and securitization activities may only be used for the capitalization of CMHC’s mortgage loan insurance and securitization operations, for payment of a dividend to the Government of Canada, for the purposes of the National Housing Act or CMHC Act, any other purpose authorized by Parliament relating to housing, and for retention. In the last several years, a portion

36     CANADA MORTGAGE AND HOUSING CORPORATION

of retained earnings from the insurance activity has been used for capitalization (appropriated retained earnings). In 2009, CMHC also set aside a portion of retained earnings from the securitization activity for capitalization as a prudent business practice. All other insurance and securitization retained earnings have been retained (unappropriated retained earnings).
Retained earnings related to the insurance activity are appropriated in accordance with guidelines set out by the Office of the Superintendent of Financial Institutions (OSFI). CMHC’s target for capitalization is 150 per cent of the minimum capital test recommended by OSFI. Under these standards, the insurance activity is fully capitalized. Currently, CMHC maintains approximately twice the level of capital reserves recommended by OSFI. In 2009, retained earnings set aside for capitalization represent 1.3 per cent of the total insurance-in-force of $473 billion. Retained earnings set aside for capitalization in 2008 also represented 1.3 per cent of the total insurance-in-force of $408 billion.
Retained earnings related to the securitization activity are also appropriated based on regulatory and economic capital principles. CMHC has appropriated retained earnings representing 79 per cent of its target capital. Retained earnings set aside for capitalization represent 0.2 per cent of the $300 billion of guarantees-in-force. All other securitization retained earnings represent unrealized fair value fluctuations from the IMPP.
Retained earnings related to the lending activity have been kept by the Corporation as part of its strategy to address interest rate risk exposure on pre-payable loans. They also include amounts representing unrealized fair market value changes in financial instruments. These retained earnings are subject to statutory limits. Should the limits be exceeded, CMHC would be required to pay any excess to the Government of Canada.

SUMMARY OF FINANCIAL RESULTS     37

In Focus
Canada’s Economic Action Plan (CEAP)
The Action Plan takes important steps to ensure that Canada emerges from the recession in a solid position to succeed over the longer term in an even more globalized economy. CEAP measures are intended to create employment through timely and targeted investments to build new and to renovate existing social housing.
Through CEAP, the Government of Canada made close to $2 billion available through CMHC for social housing over a two-year period. In Canada’s Economic Action Plan – A Fourth Report to Canadians released in early December 2009, the government reported that a total of $725 million was committed to help renovate and retrofit existing social housing and to build new social housing for seniors and persons with disabilities off reserve in all provinces and territories. In addition, the government committed through CMHC $125 million for First Nations housing and $100 million for housing in the North.

Commitments made through CMHC as reported in
Canada’s Economic Action Plan – Fourth Report to Canadians ($M)
Renovation and retrofit of social housing off reserve	500
New social housing for seniors	200
New social housing for persons with disabilities	25
New, renovation and retrofit of social housing for First Nations on reserve	125
New social housing for the North	100
Total	950

CEAP also provides up to $2 billion in direct low-cost loans to municipalities, over two years through CMHC for housing-related infrastructure projects in towns and cities across the country. These low-cost loans will significantly decrease the cost of borrowing for municipalities, and can be used by them to fund projects such as sewers, water lines, roads and sidewalks related to new or existing residential developments. In Canada’s Economic Action Plan – A Fourth Report to Canadians, the government reported that 64 loans were approved.
Additional information on CEAP is provided under Objective 1 of this annual report.

38     CANADA MORTGAGE AND HOUSING CORPORATION

In Focus
Fair Value of Financial Instruments
CMHC’s Balance Sheet is comprised primarily of financial assets and liabilities subject to regular fair value measurement and recognition. At 31 December 2009, approximately $206 billion, or 76 per cent of our assets, and $188 billion, or 71 per cent of our liabilities, were carried at fair value.
These financial instruments are required to be measured at fair value on initial recognition (except for certain related party transactions). In subsequent periods, measurement and the recording of changes in fair market value depends on the accounting classification of the financial instruments (refer to Note 2 – Significant Accounting Policies in our Consolidated Financial Statements).
The following table shows the unrealized gains (losses) from financial instruments recorded by the Corporation over the past two years.

($M)	2008	2009

Net Income - Net
Unrealized Gains (Losses):
MAV II & III notes	-	(7)
CHT	-	212	[1]
Direct Lending	145	(74)
IMPP	733	(108)
Eliminations	82	(76)

Total	960	(53)

Other Comprehensive Income - Net Unrealized Gains (Losses):
Insurance	(479)	490
Securitization	(22)	31
Eliminations	(68)	20

Total	(569)	541

[1] As a result of the adoption of EIC 173 in 2009 (refer to Note 3 – Change in Accounting Policy in our 31 December 2009 Consolidated Financial Statements)

As shown in the table, $53 million or 6 per cent of consolidated net income in 2009 related to net unrealized losses from financial instruments. In 2008, 54 per cent of consolidated net income related to net unrealized gains from financial instruments.
The net unrealized gains (losses) for the Direct Lending program represent fair valuations of assets, liabilities and derivatives. As the program is fully hedged, these fair valuation gains (losses) will offset each other over the term of the related assets and liabilities such that the program will result in no income or loss to the Corporation. For CHT and IMPP, only the unrealized gains (losses) of the derivatives are recorded which results in significant year over year variances. As with Direct Lending, these programs are fully hedged such that, over the course of the programs these fair valuation gains (losses) will offset each other resulting in no income or loss.

SUMMARY OF FINANCIAL RESULTS     39

Change in Accounting Policies
CMHC’s change in accounting policies are described in Note 3 of the Consolidated Financial Statements. Effective 1 January 2009, the Corporation adopted the Canadian Institute of Chartered Accountant (CICA) Handbook Emerging Issues Committee (EIC) abstract 173 entitled “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”. EIC 173 concluded that an entity’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments.
The Corporation also adopted amendments to CICA Handbook 3862 – Financial Instruments: Disclosures and Section 3855 – Financial Instruments: Recognition and Measurement on 1 January 2009.
Future Accounting Changes
International Financial Reporting Standards (IFRS)
In accordance with the requirements of the Canadian Accounting Standards Board, CMHC will adopt International Financial Reporting Standards (IFRS) as of
1 January 2011 with comparatives for the prior year.
CMHC has established a formal project governance structure with oversight by an
IFRS Steering Committee, consisting of management from accounting and finance, information technology, and business operations. Regular updates of the status and progress of the IFRS conversion plan are presented to CMHC Management, the Audit Committee and the Board of Directors.
The Corporation has chosen to approach the conversion in five phases: Diagnostic Assessment, Design and Planning, Solutions Development, Implementation, and Post Implementation Review. During 2009, the Design and Planning phase was completed, and the Solutions Development Phase was substantially completed.
The transition to IFRS is progressing according to plan and the Corporation will begin the implementation phase early in 2010 which includes preparing the IFRS opening balance sheet. IFRS standards and interpretations continue to change and the Corporation has taken the proposed timeline of these changes into consideration.

40     CANADA MORTGAGE AND HOUSING CORPORATION

The Corporation has identified differences between IFRS and current Canadian GAAP as well as various policy choices available under IFRS. CMHC continues to assess the implications of such differences and policy choices.
Impact of Adoption of IFRS
The Corporation has not completed the full quantification of the impacts the future adoption of IFRS will have on its financial statements and operating performance measures; however, the impact is expected to be material.
Accounting Policy Choices
The measurement differences between Canadian GAAP and IFRS will have an impact on the opening financial position of the Corporation at transition. As well, the results of operations under IFRS will differ from Canadian GAAP.
Adoption of IFRS will initially require retrospective application as of the transition date, that is IFRS requirements need to be applied assuming that the Corporation was following IFRS since inception. IFRS 1 is a financial reporting standard that stipulates the requirements for an entity that is preparing IFRS compliant statements for the first time. It provides optional exemptions to the rule of retrospective application of IFRS. The Corporation will be taking the following exemptions to retrospective application:
■	Employee benefits: Recognize unamortized actuarial gains and losses in retained earnings on transition to IFRS instead of deferring and amortizing these balances in future earnings.

■	Investment property: The use of fair value as deemed cost for its investment property on transition instead of the original transaction cost.

SUMMARY OF FINANCIAL RESULTS     41

Accounting policy choices upon implementation of IFRS that have been identified to date are summarized below:
■	Insurance contracts: Under IFRS, the Corporation has a choice to account for its mortgage loan insurance transactions as either an insurance contract or a financial guarantee contract. The Corporation will continue to account for mortgage loan insurance transactions as an insurance contract.

■	Employee benefits: Recognition of actuarial gains and losses in comprehensive income.

■	Real estate: Classified into three categories. CMHC owned business premises and equipment will be classified as property, plant and equipment and measured at cost less depreciation. Title transfer property arising from mortgage loan insurance defaults will be classified as non-current assets held for sale and measured at net realizable value. All other properties will be classified as investment property and measured at fair value.

■	Related party transactions: IFRS contains no guidance on related party transactions; therefore, CMHC will be required to retrospectively restate related party transactions involving financial instruments to fair value which will result in the recording of Day 1 gains/losses.

■	Financial instruments: Currently, CMHC has elected not to exercise the option to reclassify financial instruments to “Fair Value through Profit or Loss” or “Available for Sale” as the existing classifications accurately reflect management’s intent. This decision, however, is subject to further consultations regarding certain interpretations of the measurement standard.
The International Accounting Standards Board (IASB) intends to further revise several accounting standards including, but not limited to, financial instruments, post employment benefits and insurance contracts that may result in modification to the accounting areas identified above. The IASB has also indicated several other convergence projects between IFRS and Financial Accounting Standard Boards (FASB) that may further alter this assessment.

42     CANADA MORTGAGE AND HOUSING CORPORATION

Identification and resolution of key information technology requirements
CMHC has performed an analysis of its data system infrastructure and has concluded that transition to IFRS will not result in a material modification to any of its financial systems.
Internal control over financial reporting
IFRS will also affect internal controls over financial reporting. Management does not currently expect such changes to be significant.
Training and communication requirements
CMHC has undertaken the development of a communication plan to inform external stakeholders and key internal staff of the relevant modifications to the accounting and reporting of financial results ensuing from the transition to IFRS. Training seminars on relevant IFRS standards and their potential impact have been provided and will continue for key CMHC personnel.
Key elements of CMHC’s IFRS conversion plan

Impact assessment	Selected key activities	Progress to date
Financial statement impact / Accounting policy choices	Identification of IFRS versus GAAP differences Evaluate and select transitional and ongoing policy alternatives Engage auditors in conversion process	Completed the identification of IFRS differences

Selection of transitional and policy choices is substantially completed

Auditors have commenced review of the Corporation’s accounting analysis and policy choices
IFRS impacts on its business	Identify and assign necessary resources for technical analysis and implementation Assess impact of IFRS accounting standards on business activities	Critical tasks and resourcing have been identified and prioritized by project management The Corporation has identified areas of significant IFRS differences that impact its business activities
Training and communication requirements	Provide training to key CMHC staff and Audit Committee members Communication of progress on conversion plan	Focused training for management and affected employees provided Communication ongoing
Information technology requirements	Identify and address IFRS differences that require changes to financial systems Evaluate and select method to dual report IFRS and GAAP in 2010	No significant differences identified Method for dual reporting has been selected

SUMMARY OF FINANCIAL RESULTS     43

OUR PERFORMANCE AGAINST OBJECTIVES
CMHC delivers programs, products and services in support of three objectives and seven strategic priorities.

Objective 1: Help Canadians in need
Strategic Priority 1.1	Help Canadians in need access affordable, sound and suitable housing
Strategic Priority 1.2	Support Aboriginal Canadians to improve their living conditions
Objective 2: Facilitate access to more affordable, better quality housing for all Canadians
Strategic Priority 2.1	Ensure Canadians have access to mortgage loan insurance products and tools that meet their needs
Strategic Priority 2.2	Enhance the supply of low-cost funds for mortgage lending by expanding the securitization program
Strategic Priority 2.3	Provide comprehensive, timely and relevant information to enable Canadian consumers as well as the housing sector to make informed decisions
Objective 3: Ensure the Canadian housing system remains one of the best in the world
Strategic Priority 3.1	Promote sustainable housing and communities
Strategic Priority 3.2	Support and promote Canada’s world-class housing products, services and system internationally

This report analyzes our performance against each strategic priority, and presents our performance measures and expected outcomes. Performance measures serve to ensure that our activities remain on track. Ratings against each measure are as follows:
■	Target met or exceeded (> 98% of plan)

■	Target substantially met (≥ 95% and ≤ 98% of plan)

■	Target not met (< 95% of plan)
While performance measures help track our activities on an annual basis, our expected outcomes are higher level results of our activities. These outcomes may or may not be strictly housing outcomes but can go beyond by touching on social, economic and environmental impacts or benefits. Given that there are many factors that need to be considered, the attribution of housing activities to outcomes is a complex process. CMHC research continually enhances our understanding of linkages between our activities and outcomes, allowing us to refine the development of the quantitative elements of our performance management framework. In addition, as information is made available through the Census, specialized surveys and/or program evaluations, CMHC reports on housing trends and impacts on a periodic basis.

44     CANADA MORTGAGE AND HOUSING CORPORATION

OBJECTIVE 1
HELP CANADIANS IN NEED
Under this objective, CMHC has two strategic priorities. The first priority addresses the housing needs of Canadians living off-reserve in all provinces and territories. The second priority addresses the housing needs of First Nations people living on reserve. This priority also addresses Canada Economic Action Plan funding for social housing in the North as well as CMHC’s research and demonstration initiatives in this region. The financial analysis found on page 59 covers housing programs and lending activity under both strategic priorities.

Help Canadians in need access affordable, sound and suitable housing
A good home is the foundation for families to grow and prosper. Low-income Canadians and others with distinct housing needs experience difficulty in accessing affordable housing in many communities across the country. CMHC provides federal investments in social housing that enable thousands of families to secure access to housing they can afford or to remain in their homes through renovation assistance. These families include seniors, persons with disabilities and Aboriginal Canadians living off-reserve. Affordable rental housing is also preserved through renovation programs. We also foster affordable housing solutions by helping local groups sponsor projects, providing supportive mortgage loan insurance options and undertaking research.

Our Resources	Operating Expenses: $64 million
Staff-Years: 396

OBJECTIVE 1: HELP CANADIANS IN NEED     45

OUR SCORECARD

PERFORMANCE MEASURES FOR 1.1	2008 Actual	2009		2010 Plan
		Plan	Actual
Housing program expenses excluding operating expenses ($M)	2,288	2,247	2,505	3,001[1]
Estimated number of households assisted through long-term social housing commitments	623,700	621,700	620,000	612,700[2]
Renovation programs expenditures (value of loans forgiven over time) ($M)	107	141.2	130.6	120.4
Affordable Housing Initiative expenditures[3] ($M)	98	93.4	120.2	168.1
Affordable housing units facilitated by CMHC’s Affordable Housing Centre	3,325	2,500	3,160	2,105
Direct Lending ($B)	1.71	.839 to .903	1.034	1.14 to 1.23

EXPECTED OUTCOMES FOR 1.1

Immediate
Low-income Canadians have greater access to affordable, sound and suitable housing stock that meets health and safety standards. For seniors and persons with disabilities, assistance extends independent living.
Intermediate
Governments and other organizations have information to better assess policy options related to housing for Canadians in need. Industry adopts best practices in areas where CMHC undertakes research.	Long-term Individuals and families have a more stable foundation for accessing opportunities and improving their quality of life. Communities benefit from greater stability and prosperity.

Performance Analysis
With the economic downturn, CMHC’s role in providing social housing assistance to Canadians in need took on added importance. Federal investments in social housing, already significant at about $2 billion a year, were increased substantially through Canada’s Economic Action Plan, the federal government’s budget of January 2009.

[1]	Includes all Parliamentary appropriations for activities under strategic priorities 1.1, 1.2, 2.3, 3.1 and 3.2, including CEAP-related expenditures
[2]	Includes households assisted on reserve under strategic priority 1.2
[3]	Includes the extension of AHI, but not CEAP-related expenditures

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CEAP social housing investments
In Canada’s Economic Action Plan – A Fourth Report to Canadians, the government reported that a total of $725 million was committed to help renovate and retrofit existing social housing and to build new social housing for seniors and persons with disabilities off reserve in all provinces and territories. With over 1,300 projects underway, we are clearly on pace to achieve full take-up. These investments exclude CEAP investments on reserve and the CEAP initiative specifically targeted to the North (see strategic priority 1.2).

($M)	CEAP
	Commitments	CEAP Budget
	through CMHC[1]
Renovation and retrofit of existing social housing administered by provinces and territories	$425	$850
Renovation and retrofit of existing social housing administered by CMHC	$75	$150
New social housing for seniors administered by provinces and territories	$200	$400
New social housing for persons with disabilities by provinces and territories	$25	$75
Total	$725	$1,475
[1] In accordance with Canada’s Economic Action Plan. Excludes on-reserve and initiatives specifically targeted to the North–see strategic priority 1.2

Immediately following the tabling of Canada’s Economic Action Plan, CMHC proceeded to work with provinces and territories to get agreements in place so that the real work of getting projects off the ground could begin. We highlighted some of these at the beginning of this report.
The construction of new social housing targeted to seniors and persons with disabilities is being delivered and cost-matched by all provinces and territories under parameters established for the Affordable Housing Initiative. (See Glossary for further description of the AHI.)
CEAP funding of $1 billion for the renovation and energy retrofitting of existing social housing is also, for the most part, being delivered by provinces and territories. Of the $1 billion, provinces and territories will administer and match $850 million. Amendments to the agreements that were in place with these provinces and territories were quickly signed in order to allow them to start planning for and processing renovation

OBJECTIVE 1: HELP CANADIANS IN NEED     47

and energy retrofit projects. The remaining $150 million will be spent on renovating and energy retrofitting social housing projects that receive federal funding administered by CMHC.
While the federal government through CMHC provides CEAP funding, we join provinces and territories in recognizing the important role that social housing sponsors play in implementing CEAP initiatives.
Housing-related municipal infrastructure supported through the Municipal Infrastructure Lending Program (MILP)
CMHC was also called upon to use its capacity and expertise in administering federal loans to deliver up to $2 billion in low-cost loans through a new Municipal Infrastructure Lending Program as part of CEAP. Under this program, CMHC provides low-cost loans to municipalities to fund housing-related infrastructure. Municipalities are able to apply for loans online through CMHC’s website.
Sixty-four loans were approved at the time of the government’s Fourth Report on Canada’s Economic Action Plan. These loans amount to $225.8 million. The savings realized by municipalities by borrowing from CMHC will vary depending on the rates a municipality could expect from other sources of funding. CMHC’s interest rates are anticipated to reduce costs for municipalities by more than 1.5 percentage points from what private sector lenders would charge. On a $10 million loan over 15 years, this would represent a savings of $1.5 million.
Ongoing social housing investments
Each year, the federal government provides funding through CMHC to support existing social housing developed between 1946 and 1993, so that thousands of families can continue to access housing they can afford. Six-hundred and twenty thousand (620,000) families live in this housing. (See definition of Housing Program Expenses in the Glossary.) Ongoing subsidies help ensure that lower-income families living in these units do not pay a disproportionate amount of their income on housing. Most provinces and territories are responsible for administering federal subsidies for social housing, while in other jurisdictions, CMHC directly administers much of the funding. Federal funding expires as the 25-to 50-year mortgages on these properties are paid out. In 2009, $1.7 billion went to subsidize these units.

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Social housing through the Affordable Housing Initiative
New social housing is also developed under the Affordable Housing Initiative (AHI). Unlike social housing developed prior to 1993, social housing created through the AHI comes in the form of one-time upfront capital contributions that enable project sponsors to provide housing to Canadians at a lower cost. Provinces and territories design and deliver the housing programs funded through the AHI in accordance with national parameters. Federal dollars are matched by provinces and territories and other groups. The AHI was set to expire on March 31, 2009 but was extended for two years at $125 million a year as part of the federal government’s five-year commitment to housing and homelessness programs announced in September 2008.
In 2009, CMHC renewed AHI agreements with all provinces and territories. It is also through AHI agreements that provinces and territories receive CEAP-related funding. Under the AHI, 3,810 units were developed in 2009, bringing the total units developed since the AHI’s inception in 2001 to 45,066.
Renovation programs
The repair and rehabilitation of homes and affordable rental properties occupied by low-income families is also made possible through CMHC’s suite of renovation programs. These programs are either delivered by provinces, territories or CMHC. The shortfall of $10.6 million against our expenditure target was largely due to a slower than planned pace of expenditures in two jurisdictions. Similar to the extension of the AHI, CMHC’s renovation programs were also extended for a two-year period until March 2011 at a cost of $128.1 million per year.
Other means to foster the development of affordable housing
Affordable housing solutions are also fostered through financial support to affordable housing groups in the form of Seed Funding and/or Proposal Development Funding (PDF) (see Glossary) and through CMHC mortgage loan insurance, research and expertise. Seed Funding and PDF are intended to assist groups in the early stages of developing a project proposal. These programs and other activities go a long way towards creating more affordable housing units at no or at very little cost to the taxpayer. In 2009, some 3,160 units were created through CMHC’s Affordable Housing Centre which provides local housing groups with

OBJECTIVE 1: HELP CANADIANS IN NEED     49

advice and information on best practices, puts them in touch with other public and private partners, and provides guidance in the early stages. This guidance includes providing advice on applying for Seed Funding, PDF or CMHC mortgage loan insurance underwriting flexibilities for affordable housing.

Partnerships in the City of Abbotsford
An example of how CMHC works with community-based groups can be found in the City of Abbotsford, British Columbia. CMHC’s Affordable Housing Centre provided Seed Funding and PDF to help the City of Abbotsford and a local construction firm develop an 11-unit flex townhouse project. The City sold the land to the developer at 50 per cent below market value and, once completed, the townhouse units will sell for 20 to 25 per cent below market value. These units incorporate CMHC’s flex housing guidelines so that basements can be easily converted into rental suites for seniors or persons with disabilities. Homeowners who convert their basements into rental units will benefit from the rental income, while seniors and/or persons with disabilities will have access to more affordable rental housing in their community. To complete the conversions, eligible homeowners can apply for a fully forgivable loan under CMHC’s secondary suites renovation program. The city went the extra mile by reducing development cost charges and amending by-laws so that these secondary suites can be developed.

Direct Lending
CMHC also provides mortgage financing at more favourable federal borrowing rates to federally-assisted housing sponsors through our Direct Lending program. By providing mortgage funding to social housing sponsors when they seek to renew their mortgages, thousands of dollars in interest costs are saved. CMHC provided $1,035 million in loans, surpassing our target by 23 per cent. Direct Lending is also available to finance new social housing on reserve. (Also see section on Risk Management.)

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Looking Ahead
According to the 2006 Census, 1.5 million Canadian households are unable to find adequate and suitable housing without spending more than 30 per cent of their household income.
While continuing to implement CEAP initiatives remains a priority for CMHC in the coming year, we do have an eye on the longer term. Provinces and territories, who administer the majority of assistance, continue to examine the long-term viability of the existing social housing portfolio. They will examine project operating expenses and revenues, replacement reserves, the physical condition of the buildings and their redevelopment potential and the socioeconomic characteristics of the existing tenants. CMHC will work closely with provinces and territories on this issue.

CMHC’s
evaluations of
the AHI and
the renovation
programs
confirmed that
the program
objectives and
rationale
remain
relevant and
that the
programs are
effective.
The five-year federal funding commitment to housing and homelessness programs, which included the extension of AHI and CMHC’s renovation programs for the first two years, provides an opportunity to consider improvements. CMHC’s evaluations of the AHI and the renovation programs confirmed that the program objectives and rationale remain relevant and that the programs are effective. (See In Focus later in this section.)
Specifically, low-income Canadians are the primary beneficiaries of these programs. Thirty per cent of AHI rental units are occupied by households with annual incomes of $12,000 or less and 67 per cent of renter households and 51 per cent of homeowner households who benefitted from CMHC’s renovation programs off reserve have annual incomes of $18,000 or less. Consultations with provinces, territories and other stakeholders took place in the fall of 2009 to obtain feedback on these programs as well as on the Homelessness Partnering Strategy which is administered by the Department of Human Resources and Skills Development Canada (HRSDC). The consultation process concluded with a meeting of federal, provincial and territorial ministers responsible for housing and homelessness on December 4, 2009.
CMHC and HRSDC will continue to examine the results of the evaluations and consultations and advise on federal investments in housing and homelessness programs for the remaining three years of the five-year federal commitment.

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In Focus
Housing Program Evaluations
Affordable Housing Initiative (AHI)
The evaluation of the AHI examined program activity and funding from 2001, the year the initiative was introduced, through to the end of 2007 and focused on projects and units completed as part of Phase I and Phase II. The federal government contributed $680 million and $320 million to Phases I and II, respectively, to increase the supply of affordable housing.
Highlights of the evaluation include:
■	there was a need for the program;

■	the program was effective in increasing the supply of affordable housing. The increase would not have occurred without the initiative; and

■	the program improved housing conditions and the overall quality of life for occupants, although some did continue to have an affordability problem.
Renovation programs (RRAP)
CMHC’s suite of renovation programs (see Glossary) provides financial assistance to homeowners and landlords to repair or rehabilitate units occupied by low-income households to minimum levels of health and safety; to preserve and add to the stock of affordable housing; and to improve the accessibility of units occupied by low-income seniors and persons with disabilities. Most provinces and territories cost-share (minimum of 25 per cent) and deliver CMHC’s renovation programs.
The following are the highlights of the evaluation:
■	there was a need for the programs;

■	the programs were effective in extending the useful life of the buildings receiving assistance; and

■	RRAP improved the ability of persons with disabilities to engage in daily activities and improved their satisfaction with their housing.

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Shelter Enhancement Program (SEP)
Since 1997, the SEP has been part of the federal Family Violence Initiative and provides financial assistance through capital funding for renovation and enhancement of existing family violence shelters or for the development of new units or shelters. Provinces and territories that deliver CMHC’s renovation programs also deliver the SEP program. Between 2001-02 and 2006-07, SEP has aided the development or renovation of 7,169 shelter beds and 1,085 shelter units, with total loans committed of $83.5 million.
The evaluation highlights include:
■	there was a need for the program;

■	the program helped increase the number of shelters and shelter spaces;

■	repairs and improvements would not have been made without SEP;

■	new approaches to providing shelters in remote areas and in First Nation communities may be required; and

■	the program has helped prevent further family violence for those seeking shelter.

OBJECTIVE 1: HELP CANADIANS IN NEED     53

Support Aboriginal Canadians to improve
their living conditions
Working with First Nations and Indian and Northern Affairs Canada, CMHC provides funding to help First Nation communities on reserve build and renovate housing. CMHC also works to enhance the capacity of First Nations to deliver housing programs and supports private financing solutions on reserve. CMHC’s expertise in sustainable housing helps communities in the North, which are predominantly Aboriginal, adopt housing technologies that reduce high energy and maintenance costs.

Our Resources	Operating Expenses: $17 million
Staff-Years: 140

OUR SCORECARD

PERFORMANCE MEASURES	2008	2009		2010
FOR 1.2	Actual			Plan
		Plan	Actual
New units committed under the On-Reserve Non-Profit Rental Housing Program	945	774	822	697
Renovation program expenditures (value of loans that are forgiven over time) ($M)	13.7	18.9	17.3	12.6
Per cent of housing programs and services delivered through First Nations or Aboriginal organizations	90	83	91.4	80
Homeowner units facilitated through insured financing or other market-based housing tools	242	170	245	170

EXPECTED OUTCOMES FOR 1.2

Immediate
First Nation members living on reserve and low-income Canadians in the North who are predominantly Aboriginal have greater access to affordable, sound and suitable housing that meets health and safety standards. For seniors and persons with disabilities, assistance extends independent living.
Intermediate
Increased homeownership on reserve allows First Nation households to participate more fully in the economic, social and cultural spheres of their communities.

First Nations have the capacity to develop, maintain and manage their own housing on reserve.	Long-term
Individuals living on reserve have a stable foundation for accessing opportunities and improving their quality of life.

First Nation members gain greater financial security and health through increased homeownership on reserve. On reserve communities benefit from greater stability and prosperity.

Governments and First Nations have information to better assess policy options related to housing for First Nation members.

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Performance Analysis
Canada’s Aboriginal people living on reserve and in northern communities face unique challenges when it comes to meeting their housing needs. Most notably, the cost of construction and renovation is high due to the remoteness of many reserves and northern communities and short construction seasons. The relatively low incomes of Aboriginal households living on reserves also contribute to the high rate of housing need (34 per cent) which is well above the rate of core housing need experienced by Canadians in general (12.7 per cent).
Another factor that impedes the development of housing markets on reserve is the inability of private lenders to register a mortgage against the property as security for housing loans. Properties on reserve cannot be seized by a lender and resold to non-First Nation or Band members in the event of borrower default. Ministerial Loan Guarantees issued by the Minister of Indian Affairs and Northern Development can be used to secure private financing. Another means to facilitate private financing is the First Nations Market Housing Fund (see discussion later in this section and the Glossary).
In order to help Aboriginal Canadians improve their living conditions, CMHC’s efforts focus on three areas: providing federal funding to support the housing needs of low-income households, facilitating private financing for housing and helping to increase the capacity of First Nations on reserve to manage their own housing programs. Federal funding in support of social housing on reserve as well as in the North was increased through CEAP.

OBJECTIVE 1: HELP CANADIANS IN NEED     55

Canada’s Economic Action Plan
CMHC and INAC worked closely with First Nations in 2009 to get CEAP funded projects off the ground in order to bring much needed housing as well as economic stimulus to Aboriginal communities. Canada’s Economic Action Plan – A Fourth Report to Canadians released in December 2009, reported that $200 million (includes CMHC and INAC) under CEAP has been committed for both new units and the retrofit of existing social housing units on reserve. A total of 300 First Nation communities have received assistance. The report also highlighted that in the North, $100 million has been committed and 106 projects have begun.

($M)	CEAP
	Commitments	Total Budget
	through CMHC[1]
New social housing units and retrofit of existing social housing units on reserve	125	250
New social housing units and retrofit of existing social housing units in the North	100	200
Total	225	450
1 In accordance with Canada’s Economic Action Plan. Excludes INAC commitments on reserve.

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Ongoing federal investments in the On-Reserve Non-Profit Rental Housing Program
Ongoing funding for existing social housing units, as well as funding for new units developed under the On-Reserve Non-Profit Rental Housing Program, was provided by CMHC. In 2009, 822 new units under this program were committed, exceeding our target of 774. At year end, 29,150 units were under subsidy.
Renovation programs
CMHC’s renovation programs provided funding to repair or to rehabilitate almost 1,200 housing units on reserve in 2009. The delivery of this federal housing assistance on reserve posed considerable challenges in 2009 as CEAP-related initiatives put additional strain on First Nations’ capacity. While our expenditure target (the value of loans that are forgiven over time) was not met, these programs continue to meet their objective of assisting low-income First Nations to address housing repair and rehabilitation needs effectively.
Enhancing capacity
The capacity of First Nations on reserve to deliver housing programs was tested in 2009 given regular programming and CEAP. While CMHC succeeded in ensuring that 96 per cent of housing programs on reserve were delivered through First Nation or Aboriginal organizations, well in excess of the plan of 83 per cent, the demands being placed on a relatively small group of individuals who have housing expertise continue to increase.
Facilitating market-based solutions and private financing
CMHC facilitates private financing for housing on reserve through a number of means. CMHC mortgage loan insurance is available to lenders for loans on reserve. A Ministerial Loan Guarantee from INAC is required unless there is a guarantee backed by a trust agreement between the First Nation and CMHC. CMHC worked with First Nations to facilitate some
245 privately-financed housing units, 144 per cent over plan.

OBJECTIVE 1: HELP CANADIANS IN NEED     57

CMHC was also instrumental in launching the First Nations Market Housing Fund in 2008. The Fund was established as a self-sustaining, independent and not-for-profit trust designed to facilitate access to financing for market-based housing in First Nation communities and to help create capacity in First Nation communities to administer market-based housing programs. CMHC has been engaged for a period of five years by the Fund to provide day-to-day managerial services under the supervision of the Fund’s Trustees. The Fund acts as backstop for private financing of housing on reserve. More information can be found at its website at http://www.fnmhf.ca.
Looking Ahead
In 2010, the focus will continue to be on the delivery of social housing investments as part of CEAP and increasing the capacity of First Nations to manage housing programs. The one-time federal investments being provided by CMHC represent a much-needed boost to improving the availability and quality of social housing as well as creating jobs for Aboriginal people during the economic downturn. Capacity development initiatives will address issues such as construction techniques, building inspections, ways to improve indoor air quality and regular home maintenance. The Corporation will also continue to provide assistance and advice related to the administrative and financial management of housing.

Severe winter climates and cultural needs are unique challenges faced by people living in the North. In 2010, CMHC’s role in housing research will continue to help demonstrate the types and forms of housing that can respond to these challenges. For example, CMHC is exploring opportunities to work with the Northwest Territories Housing Corporation to develop and demonstrate housing that is culturally appropriate and energy efficient. The demonstration home will be designed to address the cultural needs of the local population and to perform 50 to 70 per cent better than a home constructed to meet the requirements of the Model National Energy Code for Houses developed by the Canadian Commission on Building and Fire Codes.
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Financial Analysis for Strategic Priorities 1.1 and 1.2
Housing Programs

($M)	2008	2009	2009	Results	2010
	Actual	Plan	Actual	against	Plan
				Plan
Housing program expenses	2,288	2,247	2,505	111%	3,001
Operating expenses	103	114	108	95%	124
Total appropriations	2,391	2,361	2,613	111%	3,125

On an annual basis, the Corporation spends approximately $2 billion to assist Canadians in need. Of this total, approximately $1.7 billion is related to ongoing, long-term social housing commitments of which $1 billion is paid to provinces and territories who administer the housing portfolio pursuant to Social Housing Agreements with CMHC.
Canada’s Economic Action Plan (CEAP) increased housing program expenses in 2009, 2010 and 2011. Under CEAP, CMHC will deliver close to $2 billion in social housing stimulus in this period. CEAP measures are intended to create employment through timely and targeted investments to build new and renovate existing social housing.
Lending Activity

($M)	2008	2009	2009	Results	2010
	Actual	Plan	Actual	against	Plan
				Plan
Interest income	786	748	739	99%	720
Net gains (losses) from financial instruments	77	(7)	(79)	(1,129)%	(45)
Other income (Expense)	(1)	(2)	(3)	(150)%	(4)
Interest expense	761	739	658	89%	691
Operating expenses	18	22	19	86%	27
Income taxes	19	(6)	(4)	67%	(17)
Net income (loss)	64	(16)	(16)	100%	(30)
Reserve Fund	185	177	151	85%	17

CMHC’s Direct Lending program provides financing for the construction and refinancing of eligible social housing projects.
Lending net income was on plan. Higher than planned unrealized losses from changes in the fair market values of financial instruments were largely offset by lower than planned interest expense.
CMHC also provides low-cost loans to municipalities as part of CEAP.

OBJECTIVE 1: HELP CANADIANS IN NEED     59

OBJECTIVE 2
FACILITATE ACCESS TO MORE AFFORDABLE, BETTER QUALITY HOUSING FOR ALL CANADIANS

Under this objective, CMHC pursues three strategic priorities. Strategic priorities 2.1 and 2.2 pertain to the Corporation’s mortgage loan insurance and securitization businesses, respectively. These operate on a commercial basis at no cost to the federal government. Strategic priority 2.3 outlines CMHC’s market analysis, research and information transfer activities which are federally-funded under Housing Program Expenses (see section on Objective 1 and the Glossary).
Ensure Canadians have access to mortgage loan insurance products and tools that meet their needs
In Canada, federally-regulated lenders must insure mortgage loans when borrowers have less than a 20 per cent down payment. This insurance protects lenders in the event of mortgage default and enables borrowers to obtain mortgage financing at interest rates comparable to those with larger down payments. CMHC mortgage loan insurance is available across the country for both homeowner and rental properties. Generations of first-time homebuyers have benefited from the availability of mortgage loan insurance and the stability and prosperity that homeownership can bring. Equally, rental property owners and nursing and retirement home operators have been able to obtain financing for their properties. Consequently, the majority of Canadians have been able to meet their own housing needs without direct government assistance.

Our Resources	Operating Expenses: $214 million[1]
Staff-Years: 976

1 Includes issuance costs from the insurance activity which are deferred for financial statement purposes.
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OUR SCORECARD

PERFORMANCE MEASURES	2008	2009		2010
FOR 2.1	Actual			Plan
		Plan	Actual
Total mortgage loan insurance approved in units	919,790	873,375	1,187,652	960,944
Total mortgage loan insurance approved ($M)	148,327	139,388	183,167	143,545
Per cent of the total of rental and high ratio homeowner units approved to address less-served markets and/or to support specific government priorities	41.8	33	39.7	33
Operating expense ratio (per cent)	12.0	12.8	11.9	13.9

EXPECTED OUTCOMES FOR 2.1

Immediate
 Lenders are protected from losses due to borrower default and are willing to provide mortgage financing and provide it at lower rates because of CMHC mortgage loan insurance.

Canadians across the country not served or under-served by private mortgage loan insurers can better access housing finance.

Portfolio insurance increases the efficiency of capital management for lenders and increases the competitiveness of small lenders. In combination with securitization, it also increases the availability of mortgage funding in Canada.
Intermediate
 A healthy housing market which includes new construction as well as renovation activity contributes to job creation and economic growth.

The provision of insurance for rental housing and condominium construction promotes affordable housing and supports tenure options.	Long-term
 Canadians who choose homeownership can increase their financial security.

Rental housing is supported, increasing the percentage of Canadians able to provide for their own housing needs without any government assistance.

Performance Analysis
Mortgage loan insurance application approval volumes
CMHC exceeded volume expectations in 2009. Increased volumes can be attributed to a combination of factors. Increased demand for CMHC Portfolio insurance for low-ratio loans (see Glossary) was, in part, influenced by lenders’ desire to participate in CMHC’s securitization programs. These programs require that loans pooled for the purposes of our programs be insured. The Insured Mortgage Purchase Program, administered by CMHC on behalf of the federal government, also played

OBJECTIVE 2: FACILITATE ACCESS TO MORE AFFORDABLE, BETTER QUALITY HOUSING FOR ALL CANADIANS     61

a role in lenders’ decisions to insure loans in order to qualify for the program. In addition, some financial institutions made use of CMHC-insured mortgages for the purpose of backing Covered Bond transactions.
Many lenders diverted more of their business to CMHC as the liquidity crisis deepened and uncertainty surrounding the private sector competitors increased due to the ongoing financial difficulties faced by their U.S.-based parents. Some private mortgage loan insurers operating in Canada withdrew from the Canadian market because of the financial situation facing their parent companies. CMHC volumes were also attributable to the reduction in geographic coverage and product offerings by its major private sector competitor, particularly in the first half of the year in response to the economic downturn. This resulted in CMHC being the only insurer in certain markets for both homeowner and rental loans.
In keeping with our public policy mandate, CMHC continued to offer mortgage loan insurance across the country and provided lenders a range of mortgage loan insurance products to meet the individual housing needs of qualified borrowers as well as the needs of corporate borrowers in the business of developing multi-unit housing such as condominium and rental properties.
We remain steadfast in our commitment to enhancing client service and key account management strategies. In response to higher volumes, CMHC made adjustments to processes and resources while maintaining prudent underwriting standards.
Serving markets less well-served by the private sector
Close to 40 per cent of the total of rental and high ratio homeowner mortgage loan insurance units in 2009 were in areas or markets that are not served or less well-served by the private sector. This includes housing on reserve, in rural areas and in small towns. We are also Canada’s only provider of mortgage loan insurance for large rental projects, including nursing and retirement homes. Our products also enable lenders to offer greater financing flexibilities and provide cost savings to proponents of affordable housing as well as to those making energy-efficient housing choices. Since CMHC introduced underwriting flexibilities for affordable housing, 16,800 affordable housing units have been facilitated.
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Due diligence
CMHC requires that lenders apply stringent due diligence and borrower risk assessment. After lenders have screened borrower applications to ensure that they meet their organizations’ lending criteria, applications for mortgage loan insurance are carefully reviewed in an independent assessment by CMHC. CMHC approves or declines the application based on specific risk factors including the borrower’s credit history (indicating their ability and willingness to meet their financial obligations), the condition of the housing market in which the property is located, as well as the valuation of the property itself.
While borrower default risk is transferred to CMHC once an application for insurance is approved, lenders remain responsible for servicing the loan and, should borrowers experience any difficulties, they are to employ all reasonable mitigation efforts to bring or to keep the loan current. As significant resources are expended in these mitigation efforts, lenders have considerable incentive to properly review applications even when the mortgage is insured by CMHC. (Also see Quality Assurance Framework in the section on Risk Management.)
Helping Canadians keep their homes in tough economic times
Due to economic conditions in 2009, CMHC placed particular emphasis on working with lenders to help Canadians having difficulty in meeting their mortgage payments to stay in their homes. We expanded our default management efforts with the introduction of a centralized call centre for default management and claims payment, offering extended service hours to better support lenders and borrowers. In addition, a consumer outreach campaign was launched to enable borrowers to better understand options that are available to them should they encounter difficulties in meeting their mortgage payments. This included enhanced information on CMHC’s website for homeowners facing financial difficulty.

OBJECTIVE 2: FACILITATE ACCESS TO MORE AFFORDABLE, BETTER QUALITY HOUSING FOR ALL CANADIANS     63

Financial Analysis

	2008	2009	2009	Results	2010
($M)	Actual	Plan	Actual	against	Plan
				Plan
Premiums, fees and other income	1,449	1,505	1,648	110%	1,662
Investment income	533	579	562	97%	611
Net gains (losses) from financial instruments	(18)	140	106	76%	(7)
Interest expense	8	-	1	-	-
Operating expenses	182	195	195	100%	231
Net claims	372	279	1,112	399%	647
Income taxes	403	507	266	52%	389
Net income	999	1,243	742	60%	999

Revenues from mortgage loan insurance are comprised of insurance premiums, application fees for rental loans and income earned on its investment portfolio. Premiums and fees are received at the inception of the mortgage insurance policy. They are recognized as revenue over the period covered by the insurance contract using actuarially determined factors that reflect the long-term pattern for default risk. These factors are reviewed annually by an external actuary. As CMHC is mandated to operate its mortgage insurance business on a commercial basis, the premiums and fees it collects and the interest it earns must cover the related claims and other expenses. They must also provide a reasonable rate of return to the Government of Canada, ensuring a level playing field with private-sector mortgage insurers. CMHC’s insurance activity is operated at no cost to Canadian taxpayers. Currently CMHC maintains approximately twice the level of capital reserves recommended by OSFI.
Premiums and fees were higher than planned largely due to a change in the actuarial factors used in determining earned premium as well an increased demand for insurance products in 2009. The increase in planned revenue was offset by higher than planned net claims as a result of the deterioration in economic conditions since the plan was prepared in mid-2008. Gains from financial instruments were lower than planned, also due to softer market conditions.
Also see discussion in the section on Risk Management.
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Looking Ahead
The general state of the economy will drive housing and mortgage markets going forward. Despite the cyclical economic slowdown, historically low interest rates have improved affordability and have released pent-up demand leading to a recovery in housing markets in the latter part of 2009. The recovery is expected to continue in 2010, although the volume of new home starts is expected to remain well below the peak levels achieved in 2007 and 2008. The timing and magnitude of interest rate changes as well as the economic recovery both in Canada and in the U.S. will influence housing markets in 2010 and going forward.
CMHC’s goal is to maintain our position of strength in the market while also continuing to apply prudence and due diligence in underwriting. CMHC will also pursue process efficiencies that will simultaneously improve risk management, internal operations and client service.
We will also monitor changes in the regulatory environment intended to increase overall transparency in the mortgage loan insurance application processes.

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Enhance the supply of low-cost funds for mortgage
lending by expanding the securitization program
We guarantee the timely payment of interest and principal of National Housing Act Mortgage-Backed Securities (NHA MBS) issued by financial institutions and of Canada Mortgage Bonds (CMB) issued by the Canada Housing Trust (CHT). Our securitization programs help ensure that a steady supply of low-cost funds is available for mortgage lending and provide investors with opportunities to hold high quality, secure investments in Canadian residential mortgages.

Our Resources	Operating Expenses: $8 million[1]
Staff-Years: 53

OUR SCORECARD

PERFORMANCE MEASURES	2008	2009		2010
FOR 2.2	Actual			Plan
		Plan	Actual
Annual securities guaranteed ($M):	104,625	167,000	135,447	66,000
■ Market NHA MBS	36,125	12,000	55,123	12,000
■ CMB	43,500	55,000	46,925	48,000
■ IMPP	25,000	100,000	33,399	6,000
Operating expense ratio (per cent)	4.1	<11	3.9	<9

EXPECTED OUTCOMES FOR 2.2

Immediate
Increased integration of mortgage market lending with capital market lending leads to greater efficiency and lower costs for lenders.

Enhanced competitive position of small lenders in the mortgage market.

Canadians continue to be able to access low-cost financing for their homes.
Intermediate A stable and resilient Canadian housing finance system.	Long-term Financial institutions have access to robust wholesale housing finance choices.

1 Includes issuance costs from the Securitization Activity which are deferred for financial statement purposes.
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Performance Analysis
Annual securities guaranteed
In 2009, CMHC guaranteed timely payment of principal and interest on $135.4 billion in mortgage-related securities against a target of $167 billion. Under CMB and NHA MBS programs, $102 billion in securities were guaranteed versus the plan of $67 billion. With respect to the Insured Mortgage Purchase Program (IMPP), $33.4 billion of the target of $100 billion was guaranteed.
At the onset of the global liquidity crisis in 2008 and in order to maintain the availability of longer-term credit in Canada, the federal government established IMPP under which CMHC purchased securities backed by insured mortgages from Canadian lenders. After the initial purchase of $25 billion in NHA MBS, the Government of Canada increased the program by $100 billion with purchases to be completed by 2009. This amount was included in CMHC’s target for 2009.
By the beginning of the second quarter of 2009, the global credit crisis and resulting funding pressures began to wane, decreasing the demand for funding through IMPP. The program, however, continued to be an important source of funding and the federal government extended its availability until the end of March 2010. This extension was well received by mortgage lenders.
“It (IMPP) supported the banks at a critical juncture in the global financial crisis, and played a big role in keeping mortgage rates from flaring higher late last year, when many global borrowing costs were surging,”
Douglas Porter, Deputy Chief Economist, Bank of Montreal
In 2009, under the CMB program, the Canada Housing Trust (see Glossary) issued and CMHC guaranteed $46.9 billion in Canada Mortgage Bonds versus $43.5 billion in 2008. These bonds provided mortgage funding for approximately 263,000 mortgages from 29 financial institutions across Canada.
In addition to CMB, CMHC also guaranteed $55.1 billion in market NHA MBS issued by financial institutions.

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Overall, the $135.4 billion in securities guaranteed in 2009 was 30 per cent higher than the $104.6 billion guaranteed in 2008 and the highest volume of securities guaranteed over the last five years.
Our securitization programs continue to contribute to a strong and stable Canadian housing finance system by ensuring that lenders and, in turn, borrowers have access to low-cost funds for residential mortgages.
Enhancements to securitization products
and programs in 2009
Over the past several years, CMHC has enhanced its securitization products, policies and operations to improve their effectiveness and, in particular, to enhance the ability of smaller lenders to participate in our securitization program. In 2009 the following enhancements were made:
■	enabled lenders to securitize the fixed-rate amortizing portion of Home Equity Lines of Credit (HELOC) or multi-component loan pools under the NHA MBS product;

■	allowed market NHA MBS to be sold into the CMB program;

■	implemented a Delayed Certificate Inventory process for the CMB program;

■	improved the NHA MBS day count convention; and

■	improved the settlement day conventions for the CMB program.

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Financial Analysis

($M)	2008	2009	2009	Results	2010
	Actual	Plan	Actual	against	Plan
				Plan
SECURITIZATION
Interest income from NHA MBS	139	4,241	1,523	36%	2,072
Premiums, fees and other income	99	147	180	122%	174
Income from investment securities	24	28	38	136%	45
Net gains (losses) from financial instruments	733	11	(104)	(945%)	(178)
Interest expenses	139	4,241	1,529	36%	2,188
Operating expenses	4	9	7	78%	10
Income taxes	219	51	32	63%	(15)
Net income	633	126	69	55%	(70)
CHT
Interest income from NHA MBS	4,599	5,433	5,637	104%	6,283
Premiums, fees and other income	163	260	192	74%	214
Income from investment securities	840	776	156	20%	873
Net gains (losses) from financial instruments	-	-	212	-	-
Interest expenses	5,432	6,203	5,786	93%	7,150
Operating expenses	170	266	199	75%	220
Net income	-	-	212	-	-

Securitization interest income and interest expense are both below plan largely due to lower than planned NHA MBS issuances and lower than planned interest rates. The interest income and interest expense variances offset each other and result in no impact to net income. Net income from securitization was $69 million, or 45 per cent below plan, as a result of the unrealized losses from the fair valuation of IMPP ($77 million).
On consolidation of CHT with CMHC, a $212 million unrealized gain on CHT’s derivatives was recorded in order to apply a valuation methodology consistent with that of CMHC. As a result, CHT shows a net income of $212 million in the consolidated financial statements.
Also see discussion in the section on Risk Management.

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Looking Ahead
CMHC’s securitization programs remain a reliable and cost-effective source of funding, particularly for smaller lenders. In 2010, we expect demand for our securitization programs and the funding they provide, to remain robust and have set a target of $66 billion in securities to be guaranteed.
In response to industry consultations in 2009, CMHC will focus on a number of enhancements to its securitization programs in 2010. These include developing the structure and issuance strategy for a potential foreign currency CMB and a Commercial Paper component within the CMB program, a long-term solution for home equity line of credit (HELOC) securitization and multi-seller NHA MBS pool structures.
On the regulatory front, the change over from Canadian GAAP (Generally Accepted Accounting Principles) to IFRS (International Financial Reporting Standards) in Canada by January 2011 will have implications for mortgage lenders and CMHC’s securitization programs.
The Office of the Superintendant of Financial Institutions (OSFI) draft advisory on the impact of IFRS on regulatory capital ratios could impact regulated mortgage lenders who use our securitization programs.
Updated Minister of Finance Financial Risk Management Guidelines for Crown corporations regarding standalone ratings for counterparties could also have implications for our securitization programs.
CMHC is assessing these emerging issues and will work with regulators and other industry members to try to ensure that our securitization programs continue to meet policy objectives and clients’ needs for reliable, cost-effective funding sources for mortgages.

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Provide comprehensive, timely and relevant information to enable Canadian consumers as well as the housing sector to make informed decisions
CMHC fulfills an important role in providing Canadians with comprehensive information on housing markets, in undertaking research on a wide range of housing topics and providing reliable and practical advice on housing to homeowners and renters. Our information products are largely disseminated through our website or through our call centre. We also deliver housing outlook conferences across the country and information transfer seminars for the housing industry, lenders and consumers. These activities contribute to market efficiency by enabling stakeholders and the public to make informed decisions.

Our Resources	Operating Expenses: $35 million
Staff-Years: 314

OUR SCORECARD

PERFORMANCE MEASURES	2008	2009		2010
FOR 2.3	Actual			Plan
		Plan	Actual
Per cent of subscribers to market analysis publications who found them useful	93	>94	91	>93
Per cent of attendees at Housing Outlook Conferences who found them useful	99.3	95	98.8	95
Forecast accuracy of housing starts (per cent)	+1.5	Within 10 per cent of actual	+19.4	Within 10 per cent of actual
Ranking of housing starts forecast accuracy among forecasters	3rd amongst 18	Rank within top quartile	3rd amongst 16	Rank within top quartile
Per cent of attendees at information transfer seminars who found them useful	92	90	94	90
Per cent of recipients of newly published Research Highlights who found them useful	72	70	71	70
Per cent of recipients of newly published About Your House fact sheets who found them useful	85	80	83	80

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EXPECTED OUTCOMES FOR 2.3
Immediate to intermediate Consumers, the housing industry, stakeholders and policy makers have access to timely and relevant information on housing and housing markets.	Intermediate to long-term The housing market is more efficient and stable as a result of more effective matching of supply and demand. Consumers and the housing industry adopt best practices.

Performance Analysis
CMHC continues to receive positive feedback on its market analysis, housing research and related information products and many Canadians have relied on CMHC to provide them with timely, relevant and reliable information. Each year, CMHC determines areas for research following consultations and an examination of the external environment. Our research directions build upon a significant body of knowledge already developed on issues such as housing needs, Aboriginal housing, housing finance, capital markets and ways to improve building performance. Research and information transfer related to sustainable housing and communities can be found under strategic priority 3.1.
While meeting most of our performance targets, economic conditions in 2009 impacted our forecast accuracy for housing starts. For the first time in several years, our forecast accuracy was not within the 10 per cent range because of volatile market conditions. Our goal, however, to rank within the top quartile of forecasters was reached, ranking third amongst 16. The usefulness rating of our market analysis publications also dropped slightly to 91 per cent from 93 per cent in 2008.
In 2009, over 1.2 million copies of information products were distributed through a number of channels, including through CMHC’s website. In addition, the Corporation’s experts made 583 market analysis presentations reaching an audience of approximately 43,000. Nineteen housing market outlook conferences in all major centers across the country drew over 5,000 participants and received high usefulness ratings of over 98 per cent. We published 20 Research Highlights addressing topics such as challenges faced by newcomers to the Canadian housing market, the differences between occasional and persistent core housing need and other analyses pertaining to housing stemming from the 2006 Census.

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Another milestone for CMHC was the release of results of our first ever national seniors housing survey. These results shed light on housing conditions for this growing segment of the population, providing information on vacancy rates, rent levels and other characteristics of the seniors housing market. Industry members are now able to use the results for planning purposes.
In 2009, we continued to undertake research on the factors that impact housing affordability for different segments of the population, including the impact of taxes, fees and levies.
Once again this year, we published the Canadian Housing Observer, providing the housing industry and policy makers with an integrated view of market developments, housing challenges and the changing needs of Canadians. CMHC makes enhancements every year to this publication in a continual effort to improve the understanding of housing trends and conditions and the key factors driving them, as well as raising the profile of housing issues on the public policy agenda.
Looking Ahead
In these times of economic uncertainty, there is a heightened need for research and policy analysis that is both responsive and forward looking. CMHC expects that this need will remain high as both policy makers and housing market participants respond to ever changing economic conditions. CMHC will continue to enhance its ability to serve as the pre-eminent source of information on housing markets, trends, conditions and housing needs in Canada. In addition to standardized market analysis information, the ability of users to generate customized reports on demand would improve client service. CMHC is undertaking a systems review to make retrieval of information from its website more flexible.
Research is also continuing on the directions in housing finance in Canada over the long term, specifically in light of increased government regulations in many countries and the impacts of interventions during the height of the financial crisis.

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OBJECTIVE 3

ENSURE THE CANADIAN HOUSING SYSTEM REMAINS ONE OF THE BEST IN THE WORLD

Under this objective, CMHC pursues two strategic priorities designed to ensure the Canadian housing system continues to be innovative and competitive. Our goal under strategic priority 3.1 is to encourage sustainable housing and communities while the goal of strategic priority 3.2 is to promote the export of Canadian housing products, technology and our world-class housing system.
Promote sustainable housing and communities
More and more Canadians are making environmentally-conscious decisions and understand the impact of housing on the environment. It is estimated that housing represents 16.3 per cent of energy consumed by end users and 14.8 per cent of greenhouse gas emissions. Improvements to housing technologies and practices over time have provided and will continue to provide Canadians with better choices. CMHC’s research activities, as well as our mortgage loan insurance products, are encouraging the adoption of new and more sustainable housing technologies and practices.

Our Resources	Operating Expenses: $9 million
Staff-Years: 54

OUR SCORECARD

PERFORMANCE MEASURES FOR 3.1	2008	2009		2010
	Actual			Plan
		Plan	Actual
Per cent of attendees at information transfer seminars on sustainable housing and communities who found them useful	92	90	94	90
Per cent of recipients of newly published Research Highlights on sustainable housing and communities who found them useful	72	70	71	70
Per cent of recipients of newly published About Your House fact sheets on sustainable housing and communities who found them useful	85	80	83	80

EXPECTED OUTCOMES FOR 3.1
Intermediate to long-term: Greenhouse gas emissions attributable to the residential sector are reduced through improved performance of new and existing homes.

New and existing communities become more sustainable through adoption of sustainable practices, intensification of existing neighbourhoods and brownfield re-development.

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Performance Analysis
Since 2006, the EQuilibriumTM Sustainable Housing Demonstration Initiative (EQTM) has served to drive CMHC’s research and information transfer activities under this strategic priority. The broad scope of EQTM not only has the goal of reducing the impact of housing on the environment but also addresses other issues including how building materials affect occupant health, improving indoor air quality and temperature control and more use of natural lighting.
In 2009, CMHC announced it would provide support to three additional EQTM demonstration homes: Harmony House in Burnaby, Green Dream Home in Kamloops and Moncton VISION. These projects, along with twelve previously announced projects located in other regions, represent a Canada-wide perspective for the future of sustainable housing. Thus far, the performance of seven EQTM homes is being monitored. For a complete list, consult CMHC’s website at www.cmhc.ca. To date, 33,700 people have passed through EQTM homes. As showcased earlier in this report, a builder is now constructing additional EQTM homes incorporating lessons learned through the demonstration project that CMHC facilitated.
The growing interest in EQTM was demonstrated by the 150 participants who attended an EQTM industry forum organized by CMHC in Edmonton. At this forum, builders of three EQTM demonstration homes in Alberta shared their experience and knowledge on the design, construction and marketing of their demonstration projects. Participants included builders, developers, architects, engineers and planners. Their feedback indicated that EQTM principles have practical application.
In June 2009, CMHC and Natural Resources Canada (NRCan) launched a national competition under the EQuilibriumTM Communities Demonstration Initiative. Winners will receive financial and technical assistance to develop sustainable community demonstration projects that exceed current environmentally-friendly practices related to such factors as land-use, water management, transportation infrastructure and protection of the natural environment. The financial viability of developing the community is another important consideration in the selection of winners. The goal is to provide assistance and to help promote six projects beginning in 2010.

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The economic downturn and the focus of Canada’s Economic Action Plan on home renovations, particularly those which help to conserve energy, led to the success of the Energy Retrofit for Homes Conference held in Toronto in October 2009. Financially supported by CMHC and NRCan, this conference attracted over 400 participants. Its goal was to highlight innovations in this area and to enhance the industry’s knowledge and capacity to undertake home renovations that improve the performance of housing for consumers.
To encourage environmentally-friendly decisions, CMHC Green Home, a mortgage loan insurance product, was introduced in 2005. Through this product, homeowners or small rental property investors can obtain a 10 per cent mortgage loan insurance premium refund for the purchase or construction of an energy-efficient home or to finance energy-saving renovations.
Over the years, many Canadian households have benefited from premium refunds and the number of refunds continues to increase steadily each year. As previously indicated, since CMHC Green Home was launched in 2005, Canadian borrowers have benefited from over $3 million in premium refunds.
Looking Ahead
As Canadians look for more sustainable housing options for the future, CMHC will continue to share knowledge gained through EQTM and will disseminate new information products to address gaps in best practices. Winners of the EQTM Community Demonstrative Initiative competition will be announced in 2010.
In support of Canada’s Economic Action Plan, CMHC will pursue mortgage loan insurance opportunities related to the government’s emphasis on energy efficiency and housing renovations.
In addition to doing our part to protect the environment, as discussed in the Corporate Governance section, our role as manager of Granville Island on behalf of the Government of Canada provides another opportunity to promote sustainable practices as we continue efforts to renew the Island’s infrastructure.

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Support and promote Canada’s world-class housing products, services and system internationally
CMHC helps key housing export clients enhance their export sales, leading to jobs and economic benefits for Canada. CMHC also offers its knowledge and expertise to foreign governments and agencies seeking to improve housing conditions in their countries.

Our Resources	Operating Expenses: $12 million
Staff-Years: 66

OUR SCORECARD

PERFORMANCE MEASURES	2008			2010
FOR 3.2	Actual	2009		Plan
		Plan	Actual
Overall satisfaction rate of key housing export clients (per cent)	92	80	89	85
Value of CMHC-facilitated sales reported by key housing export clients ($M)	129	120	122.1	100
Consulting revenues achieved ($M)	1.6	2.54	1.1[1]	2.4

EXPECTED OUTCOMES FOR 3.2
Intermediate Increases in Canadian exports contribute to economic growth and job creation in Canada.	Long-term
Better-functioning housing markets and institutions in developing countries result in improved access to affordable housing, increased social stability and economic benefits to these countries.

1 As indicated in the Corporate Governance section, the Board regularly reviews targets and performance in light of changing conditions. In early 2009, the Board recognized that achieving the target of $2.54 million, which was set at mid-year 2008, was unlikely given disruptions in foreign housing markets and economies. The achievement of $1.1 million in revenues in 2009 was in line with the revised Board target.

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CMHC facilitated over $122 million in export sales for its key clients. This means that almost 1,350 jobs for Canadians were either maintained or created.
Performance Analysis
The solid relationships that CMHC has built between Canadian exporters and foreign buyers over the years enabled CMHC to reach its facilitated sales target for 2009 despite the economic downturn.
Canadian exporters did better than expected in the United States and also pursued opportunities in Russia, Korea and France. Sales in the United Kingdom, however, were down.
Helping Canadian housing exporters
CMHC’s focus on helping the Canadian housing industry take advantage of opportunities to promote Canadian know-how in sustainable building technologies also paid off.
CMHC was honoured with the prestigious Innovation and Energy Technology Sector 2009 Recognition Award from Natural Resources Canada (NRCan). The award recognizes CMHC’s exceptional dedication and achievement in implementing the Super E® Energy Efficient Housing Export Program in the United Kingdom. Despite the many challenges faced by the housing sector over the past several years, CMHC and NRCan have been able to build a strong and successful partnership
CMHC-Facilitated Sales of $122.1 million for
Key Export Clients in 2009 ($M)

Figures do not add up to total sales due to rounding and sales in other countries.

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to help bring energy-efficient Canadian housing to the U.K. This partnership has resulted in the construction of more than 700 Super E® homes in the United Kingdom over the past eight years and an estimated return on investment to the Canadian economy of more than $50 million.
Consulting revenues impacted by global recession
The global recession and fiscal pressures resulted in many foreign governments delaying or cancelling their plans to undertake projects aimed at developing more efficient and effective housing markets. Several multi-year contracts, representing approximately $3 million in consulting revenues for CMHC, did not proceed as planned.
In 2009, CMHC helped the Russian government develop a business plan to introduce a mortgage insurance system that would make homeownership more affordable for young families in Russia. A similar project was completed for the Government of South Africa. It is anticipated that both the Russian and South African governments will be seeking CMHC’s assistance during the implementation phase of these projects.
In Saudi Arabia, CMHC provided housing policy advice to address housing shortages in that country. We are also assisting a bank in Saudi Arabia with plans to introduce residential mortgage lending and construction finance. In Syria, we delivered a workshop on international best practices in mortgage lending to help the country in its efforts to modernize its mechanisms for accessing housing.

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Looking Ahead
The impact of the global downturn will continue to affect CMHC’s export and international activities. A number of our key export clients have either ceased business operations or have decided to focus on domestic markets given the state of the economy. The challenge for CMHC is to expand the number of its key export clients and to enhance sales volumes for our existing clients. We will continue with our efforts to assist exporters in focusing on important target markets such as energy-efficient building products and systems and will focus on countries with significant unmet housing needs. Russia, for example, has identified wood-frame housing as its preferred solution to its housing shortages. This offers many opportunities for Canadian builders and product suppliers.
CMHC will be working on strengthening its relationships with foreign governments, agencies and organizations that are key to promoting Canadian housing exports. We will also continue to represent the Government of Canada in housing matters on the international scene. The upcoming World Urban Forum in March 2010 will be an opportunity to engage with countries around the world on matters related to urban development and, in particular, on sustainable community planning. CMHC will be coordinating Canada’s participation at this forum for the fifth time.

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ENSURING A STRONG ORGANIZATION –
INTERNAL SERVICES
To remain a strong organization that is able to fulfill its mandate, CMHC not only draws on strong corporate governance and sound financial and risk management practices but also on progressive human resources policies and practices, efficient and reliable information technology processes and systems, and effective communications and marketing services.
HUMAN RESOURCES

PERFORMANCE MEASURES	2008			2010
	Actual	2009		Plan
		Plan	Actual
Retention of regular employees recruited 3 to 5 years ago (per cent)	96.6	93	97	93
Level of employee engagement (per cent)	96	90	96	90
Critical and vulnerable positions with succession plans underway (per cent)	100	90	100	90
Employees with development plans in place in CMHC’s online performance management system (per cent)	88	85	92	85
Employees in bilingual positions meeting language requirements (per cent)	91	90	92	90
Representation rates for Aboriginal people, visible minorities and persons with disabilities reflect or exceed the labor representation rates in the latest Census (per cent)	Aboriginal people
	2.7	2.7	2.8	2.8
	Visible minorities
	13.2	13.4	15.1	13.9
	Persons with disabilities
	3.9	4.7	4.3	4.3

CMHC understands that its workforce of approximately 2,000 employees is key to the Corporation’s continued success. Our talent management framework encompasses policies on multiple fronts to ensure that CMHC is able to attract and retain employees with the skills that we need to carry out our mandate. Our compensation policies, employee development and performance management programs, as well as our commitment to achieving a diverse and representative workforce, are some of the cornerstones of this framework.
In 2009, we continued to build upon our reputation as a great place to work where employees are valued and respected and strive to do their best.

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CMHC has a remarkable legacy, extending back some 63 years, in building a workforce community. This legacy is underpinned by an enduring commitment to excellence and innovation and solid results in improving the lives of Canadians through good quality, affordable housing and in supporting Canadian housing at work.

2009 an award-winning year for CMHC
Over the past two years, CMHC has received several awards including designations as one of Canada’s Top 100 Employers for 2010, as a Top 25 Employer in the National Capital Region for 2009 and 2010 and as one of Canada’s Best Diversity Employers in 2009. The Canadian Mortgage Professionals also selected CMHC as an Employer of Choice for 2009.
As President Karen Kinsley indicated in a message to employees, “These prestigious awards recognize the best places to work in Canada, and honour those companies and organizations that consistently lead their industries in attracting and retaining employees. They also speak to our success in fostering a workforce that values and respects employees, celebrates diversity and offers genuine opportunities for learning and growth.”

CMHC receives Top 100 Employers Certificate at a reception in November 2009.
From left to right: Gail Tolley, Vice-President, Human Resources, Julie Philippe, Director, Total Compensation, Richard Yerema, Managing Editor, Canada’s Top 100 Employers, Dino Chiesa, Chairperson of CMHC’s Board of Directors and Peter Friedmann, General Manager, Ontario Region and Managing Director, Securitization.

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Our retention and employee engagement rates of 97 per cent and 96 per cent, respectively, provide further evidence that CMHC’s talent management framework is working.
A diverse workforce representative of the public that we serve is also essential to our success. In 2009, CMHC conducted a successful employment equity self-identification campaign to highlight the value of a diverse, representative and inclusive workplace to CMHC’s success.
The campaign contributed to increases in employee representation rates within all employment equity groups. While the Corporation fell short of its target for persons with disabilities, new targets for all three groups have been established for 2010 based on 2006 Census data which reflects the increased availability of Aboriginal peoples and members of visible minorities and the decreased availability of persons with disabilities. The 2010 targets are in line with our longer-term objective of achieving the labour force availability rates by 2013.
CMHC’s commitment to official languages is also an important aspect of our workplace community and is reflected in the fact that in 2009, 92 per cent of employees in bilingual positions met the bilingual requirements of their positions. Language training support is offered to help employees maintain or develop second language skills. Our efforts to provide excellent service to the public in both official languages have also been recognized by the Office of the Commissioner of Official Languages.
As with many organizations, CMHC must address the implications of changing labour market demographics. While higher levels of unemployment in the short term have made recruitment and retention easier, retirements continue to rise. Currently, one in four CMHC employees is eligible to retire by 2014 with an unreduced pension. As a result, succession management, leadership development and building the capacity to retain corporate knowledge will be key priorities going forward.

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INFORMATION TECHNOLOGY
CMHC’s information management systems, which include systems to support internal operations as well as systems which interface with external users, are highly reliable. Accountability and responsibility for information technology governance and oversight lies with management and the Board of Directors, and CMHC continuously assesses industry trends to guide future technology development initiatives.
With increased use of electronic means to transmit and store information, systems security is a primary concern for all organizations. CMHC has security policies that comply with the Government of Canada’s requirements.
CMHC’s critical information systems are assessed regularly for vulnerabilities and corrective measures are taken as required. The success of these measures in addressing vulnerabilities has been confirmed in subsequent audits. To ensure that CMHC’s security measures continue to adequately protect CMHC’s technical and information assets, vulnerability assessments will be carried out on all high risk systems by 2011.

PERFORMANCE MEASURES	2008	2009		2010
	Actual			Plan
		Plan	Actual
Technology index for key systems (per cent)	99.9	99.8	99.9	99.8

CORPORATE MARKETING AND
COMMUNICATIONS
CMHC maintains communications and marketing functions in order to enhance awareness and understanding of the Corporation’s mandate, activities and offerings. In 2009, more than 230 announcements on federal housing initiatives were made across the country. Many of these were related to initiatives stemming from Canada’s Economic Action Plan.
We also seek to provide Canadians with user-friendly access to our information and other products. With over 24 million Canadians having access to the internet, it has transformed the way information is accessed and used. CMHC understands the importance of ensuring that its website, often the first and only contact many Canadians have with CMHC, is easy to use and provides the information that Canadians and CMHC

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stakeholders and clients want. We also strive to make it easier for Canadians to locate our website by working with owners of other frequently visited sites to add links to our site from theirs. In 2009, there were 7.4 million visits to CMHC’s website, up 30 per cent over 2008.
In 2009, web-based technology was used to provide ready access to information on CMHC’s CEAP housing-related initiatives. This technology also included the ability to apply online for funding for certain initiatives. Close to 50,000 visits were made to CMHC’s CEAP-dedicated micro site. A quarter of the visits resulted in downloads of CEAP program guidelines or applications, indicating that the site is a valuable tool in getting information out on a timely basis and facilitating the delivery of federal funding for social housing to create jobs and stimulate the economy.
Another web-based tool launched in 2009 is The RESOURCE. This service allows registered users from the mortgage lending industry to customize CMHC information on housing for their clients. Over 10,700 mortgage professionals have registered to use this service.
CMHC, like many other organizations, has recognized that growth in the Canadian population is increasingly dependent on immigration. According to the 2006 Census, Canada’s immigrant population of over 6 million represents 20 per cent of the Canadian population. The Census also indicates that 20 per cent of the Canadian population do not consider English or French as their mother tongue.
To enhance its ability to provide services to an increasingly diverse population, CMHC’s website provides access to a micro site for information on renting, buying and maintaining a home in six languages other than English or French: Mandarin or Simplified Chinese, Punjabi, Urdu, Tagalog, Arabic and Spanish. Close to 100,000 visits to the site have been recorded since it was launched, indicating that we are enhancing our ability to reach a more diverse population.
In 2009, CMHC also piloted an eight-week outreach campaign aimed at Chinese and South Asian communities in the Greater Toronto Area. The campaign consisted of print advertising, online advertising and advertisements on multicultural television channels.

ENSURING A STRONG ORGANIZATION — INTERNAL SERVICES     85

RISK MANAGEMENT
CMHC is exposed to a variety of risks in its operating environment that could have an impact on the achievement of its objectives. The ability to respond to changing circumstances is critical to the organization’s success.
Risk management responsibilities are shared by the Board of Directors, CMHC Management and the operational units. As described earlier in the Corporate Governance section, the Board of Directors ensures that appropriate risk management practices are in place. CMHC Management reviews risk assessments and reports on a regular basis to the Board. Operational units continually monitor their risks and implement mitigation strategies when appropriate.
ENTERPRISE RISK MANAGEMENT FRAMEWORK
CMHC Management continually assesses internal and external risks through the Enterprise Risk Management (ERM) framework that regroups risks under three broad categories: strategic, infrastructure and specific risks (see figure below).

     86      CANADA MORTGAGE AND HOUSING CORPORATION

As a member of CMHC Management, the Chief Risk Officer works closely with line and staff managers to assess changes in the environment that affect the level of risks associated with each of these categories and subcategories. A strategic and operational risk assessment overview, integrated with the corporate performance reporting process, is provided quarterly to CMHC Management and the Board of Directors to support the decision-making process.
The Board is also provided with an annual Enterprise Risk Management Letter of Representation from the President and CEO which assures the Board that CMHC Management has identified and managed the main business risks influencing CMHC’s environment. (See page 97)
Following a review of CMHC’s enterprise risk management practices in 2009, some enhancements will be introduced in 2010.
A new ERM policy, which came in force on January 1, 2010, was approved by the Board in December 2009. This policy includes a Risk Appetite Statement to ensure a consistent understanding of acceptable levels of risk exposure. It also establishes an ERM committee to conduct evaluations of risks and introduces changes to reporting processes. These enhancements will assist CMHC in its ongoing efforts to identify, assess, manage and mitigate risks.

RISK MANAGEMENT      87

DISCUSSION AND REVIEW OF FINANCIAL RISKS
The nature of risks and risk mitigation strategies associated with CMHC lending, mortgage loan insurance and securitization activities are described in further detail below.
For initiatives under Canada’s Economic Action Plan, a risk assessment framework was developed for the initiatives that CMHC is administering. The framework identifies the risks and associated mitigation activities related to the implementation of those initiatives delivered by provinces and territories as well as initiatives directly delivered by CMHC. Risk assessments and the status of mitigating activities are reviewed on a regular basis by CMHC Management and the Audit Committee of the Board.
LENDING
Under Objective 1: Help Canadians in need, CMHC provides loans to federally-subsidized social housing sponsors. These loans can be offered to social housing sponsors at lower interest rates because CMHC borrows funds through the Crown Borrowing Program. The main sources of risks to the Corporation in providing these loans are credit risk, prepayment risk and interest rate risk.
Credit risk
Credit risk is defined as risk of loss due to the failure of counterparties to meet their contractual obligations. CMHC’s loan portfolio consists of loans in support of social housing that are either under the administration of provinces or territories, or administered by CMHC directly, including those on reserve. The majority of credit risk is mitigated by either CMHC mortgage loan insurance or through recoveries from the federal government.

     88     CANADA MORTGAGE AND HOUSING CORPORATION

In order to manage credit risk, annual reports which include audited financial statements submitted by social housing sponsors, provide CMHC a means to detect and to intervene, as appropriate, when a project faces financial difficulty and, therefore, poses a credit risk to CMHC. A feasibility analysis is performed to determine the value of the property and any other collateral, and work-outs or restructuring which may involve additional financing or Enhanced Assistance, are determined on a case-by-case basis.
The estimated fair value of loans from CMHC lending activities totalled $13.4 billion. The book value including accrued interest amounts to $11.4 billion.
As shown in the graph below, based on the loan portfolio, losses on 23 per cent of the portfolio would be eligible for recovery from the federal government through funds that CMHC receives through Parliamentary appropriations.
CMHC mortgage loan default insurance covers an additional 23 per cent of the portfolio and 43 per cent of the portfolio is recoverable from provinces and territories.
Ten per cent is recoverable from Indian and Northern Affairs Canada as these loans carry a Ministerial Loan Guarantee.
Default Recovery Mitigation (%)
Note: MILP loans represent 1 per cent of loans provided by CMHC and are not recoverable from third parties.

RISK MANAGEMENT      89

Reserve fund for lending activity
Contributed Capital by the Government of Canada is $25 million.
Pursuant to the CMHC Act, a Reserve Fund is established to hold the Retained Earnings from CMHC’s lending activities. CMHC is authorized to retain up to $240 million to protect the Corporation from losses. Included in this limit is an amount of $115 million designated specifically for fluctuations in net income arising from fair valuations of financial instruments (unrealized), with the remainder to cover potential prepayment losses. The current Reserve Fund stands at $151 million, of which $35 million results from CICA’s financial instruments accounting standards.
Prepayment risk
CMHC is subject to prepayment risk in some of its lending activities. For 2009, prepayments totaled $18.94 million. These prepayments were $9.09 million lower than experienced in 2008. Prepayments will result in a reduction in CMHC’s income if the proceeds of prepayments are invested at a reduced interest rate. CMHC monitors and reports these risks through quarterly scenario analyses modeled using average historical prepayment experience and on a worst case basis.
Interest rate risk
The Corporation is exposed to interest rate risk when asset and liability principal and interest cash flows have different interest payments or maturity dates. The severity of this risk is largely dependent upon the size and direction of interest rate changes and on the size and maturity schedules of mismatched positions. Interest rate risk is mitigated through the matching of assets and liabilities and through the use of derivatives where mismatches exist. Unhedged interest rate risk is monitored and managed against internal risk tolerance limits set by an asset/liability management committee. Interest rate sensitivity analyses are performed by calculating the magnitude of cash flow fluctuations caused by changes in interest rates. At a 95 per cent confidence level, the negative change in the net interest margin for the next twelve months cannot exceed the limit of $1.5 million. This limit has never been exceeded.
MORTGAGE LOAN INSURANCE
The main risk of financial loss to the Corporation from mortgage loan insurance activity is represented by the amount of future claims associated with insured mortgages relative to insurance premiums received. Economic

     90      CANADA MORTGAGE AND HOUSING CORPORATION

conditions are the principal determinants that affect the incidence and magnitude of claim amounts. Changes in income, unemployment rates and, to a much lesser extent, changes in interest rates can impact a borrower’s ability to continue making mortgage payments. The probability and loss severity of claims are affected by housing prices at both national and local levels.
Insurance-in-force
Insurance-in-force in 2009 was $472.6 billion. The following table shows the vast majority of mortgages have outstanding balances which have a loan to value ratio of under 80 per cent when based on the original lending value. If the lending value is brought up to current value of the properties, then the distribution shows an even greater percentage in the lower loan to value ranges. Equity build-up occurs through regular mortgage pay-downs and through accelerated or additional lump-sum payments, as well as through property value appreciation over time. These all contribute to lowering risk over time.

Insurance-in-force outstanding balance

	Loan to value ratio based	Loan to value ratio based
	on original lending value	on updated lending value
	(%)	(%)
95.01% and above	2.9	4.5
90.01% to 95%	14.0	8.5
80.01% to 90%	21.4	15.8
80% and lower	61.7	71.1
Percentages may not add up to 100 due to rounding.

Homeowner
Risks related to homeowner mortgage loan insurance insurance are assessed through CMHC’s state-of-art automated underwriting system, emili. Incorporated within emili are borrower, market, property, and fraud risk assessment models. Together, these automated models provide CMHC underwriters, located in all regions of the country, with the tools to effectively assess applications for mortgage loan insurance. If necessary, underwriters can then take further steps to determine if risk-mitigating actions are required to effectively reduce the overall risk to a level that is acceptable and prudent. The most effective risk mitigating actions are continually researched and updated for underwriters. Management diligently monitors and, if necessary, adjusts its risk assessment models

RISK MANAGEMENT      91

based on actual claims experience and local market conditions. These automated models also provide the required information framework for the design of new or modified mortgage loan insurance products and their appropriate pricing.
Large rental properties (in excess of four units)
Risks associated with rental mortgage loan insurance are also assessed through detailed and thorough underwriting processes that include analysis and risk assessment of the borrower, market, property and loan characteristics. A standardized risk assessment tool is employed by underwriters to assign a risk rating to each of these major risk components. Based upon the risk rating and complexity of the application, the underwriters take risk mitigating actions that effectively ensure the risk being assumed is at a level that is acceptable and prudent. The risk ratings along with the size of the loan and policy considerations determine the appropriate approval authority.
Portfolio
Risk assessment for loans submitted for portfolio insurance is analogous to that of homeowner insurance. Low ratio homeowner loans are bundled into pools by lenders and assessed by CMHC through an automated underwriting system similar to emili which is used for high ratio loans. The assessments include an analysis and risk assessment of the borrowers, markets and property characteristics of the mortgages. Individual pools are then priced accordingly.
Quality Assurance Framework and Dynamic Financial Analysis
Through our Quality Assurance Framework, CMHC further manages insurance risks by assessing lenders’ insured loan portfolios and working with lenders on a regular basis to maintain quality standards in the underwriting and servicing of their mortgage portfolios.

     92      CANADA MORTGAGE AND HOUSING CORPORATION

Sensitivity analysis of our insurance activity is carried out annually using Dynamic Financial Analysis (see Glossary) techniques. This allows CMHC Management and the Board to evaluate performance under various business and economic scenarios. The DFA sensitivity analysis indicates that available capital exceeds minimum recommended by OSFI by over 70 per cent in more than 90 per cent of cases, and does not fall below the minimum even in adverse scenarios. Given the results, the insurance activity remains well capitalized and it is highly unlikely that the investment portfolio would have to be drawn upon.
External actuarial valuation
CMHC operates its insurance business on a commercial basis with no assistance from the Government of Canada or Canadian taxpayers. CMHC Management ensures the financial viability of CMHC’s insurance activity by making provisions for insurance policy liabilities in accordance with prudent actuarial practices and by setting aside earnings consistent with capitalization guidelines developed by the Office of the Superintendent of Financial Institutions (OSFI). OSFI provides a risk-based capital adequacy framework which establishes regulatory capital requirements for Canadian property and casualty insurers, including mortgage insurers. Although not regulated by OSFI, CMHC follows OSFI’s guidelines as a best-in-class business practice and our capitalization rate is approximately twice the recommended level. An annual independent external actuarial valuation ensures that policy liabilities related to all policy holder obligations in force are appropriate and in accordance with accepted actuarial practice.

RISK MANAGEMENT      93

SECURITIZATION
The major risk of financial loss to the Corporation arising from CMHC’s guarantee is having to make timely payments when an insurer is unable to honor it commitments. All securitized mortgages have full mortgage default insurance coverage.
For NHA MBS, the risk associated with issuer default is mitigated by both quality assessment and monitoring of the issuers and by a minimum spread requirement between the security coupon and the lowest mortgage rate in the pool. In the event of issuer default, the minimum spread is made available to a third-party issuer for the continued servicing of both underlying mortgages and the NHA MBS payments.
For CMB and IMPP, in addition to the NHA MBS mitigations above, the risk associated with swap counterparty default is mitigated through program requirements for collateralization in the event that counterparty credit ratings are below specific ratings thresholds and the requirement that all principal run-off investments be rated R-1 (High) or AAA within CHT (for CMB) and government guaranteed for IMPP.
INSURANCE AND SECURITIZATION INVESTMENT PORTFOLIOS
Premiums from mortgage loan insurance activity and fees from securitization are invested in separate investment portfolios. The main sources of risk from our investment activities relate to credit and market risk. Credit risk in the portfolios arises from investments in fixed-income and equity securities. Market risk is generally defined as the risk of loss as a result of fluctuations in capital market conditions. Market risk includes changes in interest rates, foreign exchange values and equity prices.

     94      CANADA MORTGAGE AND HOUSING CORPORATION

CMHC uses its insurance investment portfolio (insurance premiums are received when the mortgage is taken out and cover the life of the mortgage) to cover obligations associated with its provision of insurance to lenders against borrower default on residential mortgages.
The investment objective for the insurance and securitization portfolios is to prudently maximize investment returns while maintaining sufficient liquidity to meet projected business requirements, including potential future claims and other liabilities. The investment object is subject to appropriate risk considerations and to the constraints outlined in CMHC’s Funding, Investment and Risk Management Policies.
The size of the insurance investment portfolio has grown over the last few years and this trend is expected to continue. In 2009, the portfolio grew by $2.84 billion, from $13.11 billion to $15.95 billion, due primarily to positive net cash inflows.
Performance information, including absolute and relative risk-adjusted measures, is tracked and monitored in aggregate and at the individual asset class levels of the portfolio. As at December 31, 2009, the total return for the insurance portfolio was
8.99 per cent which was 0.32 per cent above the performance of the benchmark index. This performance was primarily due to strong performance of the fixed-income asset class.

RISK MANAGEMENT      95

The securitization investment portfolio is comprised of investments related to both the Mortgage-Backed Securities (MBS) program and the Canada Mortgage Bonds (CMB) program. As at December 31, 2009, the total return for the securitization portfolio was 8.98 per cent, which was 0.31 per cent above the performance of the benchmark index.
The investment management strategies for both portfolios are the same, as is the strategic asset allocation model which is outlined in the table below. Approximately 51.4 and 53.4 per cent of the total assets supporting the insurance and securitization activities at year end were invested in fixed-income securities issued or guaranteed by the Government of Canada or Canadian provinces.
As the majority of CMHC’s insurance and securitization investment assets are held within the fixed-income portfolios, duration management is an important consideration in managing interest rate risk in the portfolios. The durations of the fixed-income investment portfolios are managed within ranges relative to the duration of the DEX Universe Bond Index (DEXUBI) benchmark. As at December 31, 2009, the insurance and securitization fixed-income portfolios had durations that were marginally shorter than the benchmark.
Insurance and Securitization Investment Portfolio Asset Mix (%)

Asset type	Strategic Allocation	Insurance	Securitization
Fixed-Income	78.0	76.8	77.7
Money Market	4.0	4.3	4.0
Canadian Equity	10.0	9.9	9.9
EAFE Equity	4.0	4.0	4.0
U.S. Equity	4.0	3.8	3.9
Other	0.0	1.2	0.5
Total	100.0	100.0	100.0

      96      CANADA MORTGAGE AND HOUSING CORPORATION

CMHC Management Enterprise Risk Management
Letter of Representation

February 12, 2010
This Letter of Representation is provided to the Board of Directors in support of its responsibilities with respect to the identification of the main business risks outlined in the Board of Directors Mandate and By-Law 44 (relating generally to the conduct of the affairs of the Corporation). The intended purpose is to provide reasonable assurance that CMHC Management has identified and is managing the main business risks influencing CMHC’s operating environment.
For and during 2009, CMHC Management through our enterprise risk management structure and process has:
■	identified and assessed the main business risks to which CMHC is exposed and provided the Audit Committee of the Board of Directors and the Board of Directors with reports throughout the year that are intended to enable them to understand and be apprised of these risks, and

■	reviewed CMHC’s risk management policies to ensure that they continue to remain relevant and prudent under our current operating environment and, as required, recommended new policies and/or amendments to existing policies for the consideration by the Audit Committee and then approval by the Board of Directors.
Based on the work undertaken by CMHC Management during this period and our knowledge of the Corporation’s affairs as of December 31, 2009, we represent that:
1.	the risk management practices and policies currently in place to identify and manage the main business risks arising from these activities remain relevant and prudent, and that these practices and policies effectively support the Corporation’s broader enterprise risk management efforts;

2.	the adequacy and integrity of the Corporation’s systems and management practices applied, in relation to the management of the main business risks of the Corporation, have been upheld; and

3.	CMHC has an effective, corporate-wide, enterprise risk management structure and process in place.
In making this representation, CMHC Management has ensured that a reasonable level of consideration has been given to the identification and management of the main business risks to the Corporation.
Karen Kinsley, FCA
President and Chief Executive Officer

FINANCIAL HIGHLIGHTS       97

2005 TO 2010 FINANCIAL HIGHLIGHTS

	2005	2006	2007	2008	2009	2009	2010
Corporate Results	Actual	Actual	Actual	Actual	Plan	Actual	Plan
Total Assets ($M)[1]	101,093	124,218	148,168	203,461	345,318	272,821	321,200
Total Liabilities ($M)[1]	96,665	118,764	141,174	195,291	335,484	263,558	311,261
Reserve Fund ($M)	143	143	121	185	177	151	17
Total Equity of Canada ($M)	4,428	5,454	6,994	8,170	9,834	9,263	9,939
Total Revenues ($M)[1]	7,409	8,378	9,320	11,738	15,966	13,164	15,359
Total Operating Expenses ($M)1&2	303	298	347	385	460	416	494
Total Expenses ($M)[1]	5,945	6,896	7,746	9,319	14,061	11,939	14,091
Net Income ($M)	1,002	1,026	1,070	1,778	1,353	931	911
Other Comprehensive Income ($M)	n/a	n/a	(200)	(604)	65	483	42
Comprehensive Income ($M)	n/a	n/a	870	1,174	1,418	1,414	953
Staff-Years	1,804	1,877	1,888	1,945	2,030	1,999	2,138
Insurance
Annual Insurance Units Approved	746,157	631,191	803,151	919,790	873,375	1,187,652	960,944
Insurance-in-force ($M)	273,700	291,400	345,200	407,700	440,800	472,564	519,100
Premiums and Fees Received ($M)	1,492	1,383	1,740	2,132	2,023	2,464	2,246
Investments (including cash) ($M)[3]	9,053	9,974	12,026	12,974	15,710	15,830	16,561
Unappropriated Retained Earnings ($M)	657	1,313	1,942	1,778	3,293	2,009	2,004
Retained Earnings Set Aside for Capitalization ($M)	3,406	3,731	4,258	5,423	5,304	5,937	6,769
Net Insurance Claims Expense ($M)	119	209	315	372	279	1,112	647
Net Income ($M)	951	981	1,022	999	1,243	742	999
Other Comprehensive Income ($M)	n/a	n/a	(187)	(527)	24	411	57
Comprehensive Income ($M)	n/a	n/a	835	472	1,267	1,153	1,056
Securitization
Annual Securities Guaranteed ($M)	30,374	36,071	57,981	104,625	167,000	135,447	66,000
Guarantees-in-force ($M)	103,709	129,500	165,332	233,958	372,600	300,320	396,600
Borrowings from the Government of Canada ($M)	n/a	n/a	n/a	24,872	126,390	61,260	69,493
Fees Received ($M)	68	85	131	228	444	291	177
Investments (including cash) ($M)[3]	327	396	533	25,559	126,117	62,260	70,616
Unappropriated Retained Earnings ($M)	197	242	305	938	504	409	602
Appropriated Retained Earnings ($M)	n/a	n/a	n/a	n/a	n/a	538	603
Net Income ($M)	42	45	58	633	126	69	(70)
Other Comprehensive Income ($M)	n/a	n/a	(7)	(24)	41	27	(6)
Comprehensive Income ($M)	n/a	n/a	51	609	167	96	(76)
Housing Programs
Housing Program Expenses ($M) (excluding operating expenses)	1,973	2,049	1,912	2,288	2,247	2,505	3,001
Affordable Housing Initiative Expenditures ($M)[4]	175	167	95	98	93	120	168
Estimated Households Assisted through long-term Commitments	633,000	630,000	626,300	623,700	621,700	620,000	612,700
New Commitments (units) under Renovations Programs:	21,990	20,535	19,049	21,506	18,712	18,000	18,783
On-reserve	1,508	2,421	1,171	1,063	1,169	1,193	1,069
Off-reserve	20,482	18,114	17,878	20,443	17,543	16,807	17,714
New commitments On-reserve Non-Profit Units[5]	1,045	4,393	1,442	945	774	822	697
Lending
Loans and Investments in Housing Programs ($M)	13,170	12,706	12,341	12,340	12,210	11,727	12,795
Borrowings from Capital Markets ($M)	9,467	8,625	8,295	5,979	4,211	4,448	3,300
Borrowings from the Government of Canada ($M)	4,899	4,701	4,446	7,746	8,930	8,593	10,977
Net Income ($M)	9	0	(19)	64	(16)	(16)	(30)
Canada Housing Trust
Assets ($M)	73,208	96,445	120,122	150,669	187,543	182,206	222,364
Liabilities ($M)	73,208	96,445	120,122	150,669	187,543	182,240	222,364

1 Historical results have been restated to reflect the consolidation of the Canada Housing Trust.
2 Total Operating Expenses are included in Total Expenses line below.
3 Excludes investments related to repurchase activities and accrued interest receivable.
4 Includes the extension of AHI, but not CEAP-related expenditures.
5 Excludes CEAP units.
98      CANADA MORTGAGE AND HOUSING CORPORATION

Consolidated Financial Statements

Consolidated
Financial Statements

Consolidated Financial Statements

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING
Year ended 31 December 2009
CMHC Management is responsible for the integrity and objectivity of the consolidated financial statements and related financial information presented in this annual report. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and, consequently, include amounts which are based on the best estimates and judgement of Management. The financial information contained elsewhere in this annual report is consistent with that in the consolidated financial statements.
In carrying out its responsibilities, Management maintains appropriate financial systems and related internal controls within CMHC and controls, as guarantor of Canada Housing Trust, to provide reasonable assurance that financial information is reliable, assets are safeguarded, transactions are properly authorized and are in accordance with the relevant legislation, by-laws of the Corporation and government directives, resources are managed efficiently and economically, and operations are carried out effectively. The system of internal controls is supported by internal audit, which conducts periodic audits of different aspects of the operations.
The Board of Directors, acting through the Audit Committee whose members are not officers of the Corporation, oversees Management’s responsibilities for financial reporting, internal control systems, and the controls as guarantor of Canada Housing Trust. The Board of Directors, upon the recommendation of the Audit Committee, has approved the consolidated financial statements.
Ernst & Young LLP, and Sheila Fraser, FCA, Auditor General of Canada, have audited the consolidated financial statements. The auditors have full access to, and meet periodically with, the Audit Committee to discuss their audit and related matters.

Karen Kinsley, FCA	P. Marc Joyal, CA
President and Chief Executive Officer	Vice-President, Corporate Services
and Chief Financial Officer
24 February 2010

     100     CANADA MORTGAGE AND HOUSING CORPORATION

AUDITORS’ REPORT
To the Minister of Human Resources and Skills Development
We have audited the consolidated balance sheet of the Canada Mortgage and Housing Corporation as at 31 December 2009 and the consolidated statements of income and comprehensive income, equity of Canada and cash flows for the year then ended. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at 31 December 2009 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles. As required by the Financial Administration Act, we report that, in our opinion, these principles have been applied, except for the change in the method of accounting for financial instruments as explained in Note 3 to the consolidated financial statements, on a basis consistent with that of the preceding year.
Further, in our opinion, the transactions of the Corporation that have come to our notice during our audit of the consolidated financial statements have, in all significant respects, been in accordance with Part X of the Financial Administration Act and regulations, the Canada Mortgage and Housing Corporation Act, the National Housing Act, the by-laws of the Corporation, and the directive issued pursuant to Section 89 of the Financial Administration Act.

Sheila Fraser, FCA	Ernst & Young LLP
Auditor General of Canada	Chartered Accountants
Licensed Public Accountants
Ottawa, Canada
24 February 2010

CONSOLIDATED FINANCIAL STATEMENTS      101

CONSOLIDATED BALANCE SHEET
As at 31 December

(in millions of dollars)	Notes	2009	2008
ASSETS
Cash and Cash Equivalents		4,242	2,983
Investment in NHA Mortgage-Backed Securities:	4
Designated at Fair Value		143,791	123,737
Held to Maturity		59,000	24,767
Investment Securities:	4
Designated at Fair Value		1,273	1,828
Available for Sale		14,347	11,676
Held to Maturity		54	51
Securities Purchased Under Resale Agreements	14	32,370	19,415
Loans:	5
Designated at Fair Value		7,533	7,952
Other		3,255	3,381
Investments in Housing Programs		939	1,007
Due from the Government of Canada		476	217
Accrued Interest Receivable		812	814
Accounts Receivable and Other Assets		682	833
Derivatives	6	4,047	4,800

		272,821	203,461

LIABILITIES
Securities Sold Under Repurchase Agreements	14	51	135
Unearned Premiums and Fees		7,177	6,221
Accounts Payable and Other Liabilities	8	694	438
Accrued Interest Payable		1,108	1,075
Derivatives	6	996	214
Provision for Claims	9	1,276	676
Future Income Tax Liabilities	7	202	223
Borrowings:
Canada Mortgage Bonds	10,11	177,763	147,715
Capital Market Borrowings	11	4,438	5,976
Borrowings from the Government of Canada:
Designated at Fair Value	11	4,477	3,511
Other	11	65,376	29,107

		263,558	195,291

Commitments and Contingent Liabilities	21
EQUITY OF CANADA
Contributed Capital		25	25
Accumulated Other Comprehensive Income (Loss)		207	(276)
Retained Earnings	12	9,031	8,421

		9,263	8,170

		272,821	203,461

The accompanying notes to these consolidated financial statements are an integral part of these statements.
Approved by the Board of Directors:

Dino Chiesa	Sophie Joncas, CA
Chairperson, Board of Directors	Chairperson, Audit Committee

     102     CANADA MORTGAGE AND HOUSING CORPORATION

CONSOLIDATED STATEMENT OF INCOME AND COMPREHENSIVE INCOME
Year ended 31 December

(in millions of dollars)	Notes	2009	2008
REVENUES
Interest Income from NHA Mortgage-Backed Securities		7,160	4,738
Premiums and Fees		1,804	1,522
Interest Earned on Loans and Investments in Housing Programs	13	723	717
Income from Investment Securities		704	1,400
Net Realized Gains (Losses) from Financial Instruments	14	112	(86)
Net Unrealized Gains (Losses) from Financial Instruments	14	(53)	960
Other Income		101	96

		10,551	9,347

Parliamentary Appropriations for:	13
Housing Programs		2,505	2,288
Operating Expenses		108	103

		2,613	2,391

		13,164	11,738

EXPENSES
Interest Expense	11	7,906	6,274
Housing Programs	13	2,505	2,288
Net Claims		1,112	372
Operating Expenses		416	385

		11,939	9,319

INCOME BEFORE INCOME TAXES		1,225	2,419

INCOME TAXES	7
Current		313	418
Future		(19)	223

		294	641

NET INCOME		931	1,778

OTHER COMPREHENSIVE INCOME (LOSS)	7
Net Unrealized Gains (Losses) from Available for Sale Financial
Instruments (net of tax)		541	(569)
Reclassification Adjustment for Net (Gains) Losses Included
in Net Income (net of tax)		(58)	(35)

		483	(604)

COMPREHENSIVE INCOME		1,414	1,174

The accompanying notes to these consolidated financial statements are an integral part of these statements.

CONSOLIDATED FINANCIAL STATEMENTS      103

CONSOLIDATED STATEMENT OF EQUITY OF CANADA
Year Ended 31 December

(in millions of dollars)	Notes	2009	2008
Contributed Capital		25	25

Retained Earnings	12
Unappropriated
Balance at Beginning of Year		2,813	2,262
Effect of Adopting New Accounting Standards	3	(306)	-
Income Tax Benefit on Earnings Set Aside for Capitalization		3	2
Net Income		947	1,714
Set Aside for Capitalization		(1,052)	(1,165)

Balance at End of Year		2,405	2,813

Earnings Set Aside for Capitalization (Insurance)	12
Balance at Beginning of Year		5,423	4,258
Set Aside for Capitalization		514	1,165

Balance at End of Year		5,937	5,423
Earnings Set Aside for Capitalization (Securitization)	12
Balance at Beginning of Year		-	-
Set Aside for Capitalization		538	-

Balance at End of Year		538	-

Total Earnings Set Aside for Capitalization at End of Year		6,475	5,423

Reserve Fund for Lending	12
Balance at Beginning of Year		185	121
Effect of Adopting New Accounting Standards	3	(18)	-
Net Income (Loss)		(16)	64

Balance at End of Year		151	185

Total Retained Earnings at End of Year		9,031	8,421

Accumulated Other Comprehensive Income (Loss)
Balance at Beginning of Year		(276)	328
Other Comprehensive Income (Loss)		483	(604)

Balance at End of Year		207	(276)

Total Retained Earnings and Accumulated Other Comprehensive Income		9,238	8,145

Total Equity of Canada at End of Year		9,263	8,170

The accompanying notes to these consolidated financial statements are an integral part of these statements.

     104     CANADA MORTGAGE AND HOUSING CORPORATION

CONSOLIDATED STATEMENT OF CASH FLOWS
Year ended 31 December

(in millions of dollars)	2009	2008
CASH FLOWS PROVIDED BY (USED IN) OPERATING ACTIVITIES
Net Income	931	1,778
Items Not Affecting Cash or Cash Equivalents
Amortization of Premiums and Discounts	(103)	(389)
Future Income Taxes	(19)	219
Change in Fair Value of Financial Instruments Carried at Fair Value	42	(938)
Gain on Sale of Securities	(99)	(32)
Net Change in Non-cash Operating Assets and Liabilities	1,495	728

	2,247	1,366

CASH FLOWS PROVIDED BY (USED IN) INVESTING ACTIVITIES
HTM and Designated at Fair Value NHA MBS
Sales and Maturities	58,156	34,873
Purchases	(114,403)	(82,729)
AFS, HTM and Designated at Fair Value Investment Securities
Sales and Maturities	14,411	13,179
Purchases	(16,989)	(13,817)
Loans and Investments in Housing Programs
Repayments	818	805
Disbursements	(397)	(405)
Change in Securities Purchased Under Resale Agreements	(12,954)	1,960

	(71,358)	(46,134)

CASH FLOWS PROVIDED BY (USED IN) FINANCING ACTIVITIES
Canada Mortgage Bonds
Issuances	47,248	42,186
Repayments	(13,050)	(20,350)
Repayments of Capital Market Borrowings	(1,050)	(1,393)
Borrowings from the Government of Canada Designated at Fair Value and Other
Issuances	42,036	27,818
Repayments	(4,776)	(338)
Change in Short-term Borrowings	46	(1,423)
Change in Securities Sold Under Repurchase Agreements	(84)	(914)
Change in Securities Sold But Not Yet Purchased	-	(1,305)

	70,370	44,281

Increase/(Decrease) in Cash and Cash Equivalents	1,259	(487)

Cash and Cash Equivalents
Beginning of Year	2,983	3,470

End of Year	4,242	2,983

Represented by:
Cash	(23)	-
Cash Equivalents	4,265	2,983

	4,242	2,983

Supplementary Disclosure of Cash Flow Information
Amount of Interest Paid During the Year	7,880	6,235
Amount of Income Taxes Paid During the Year	326	487

The accompanying notes to these consolidated financial statements are an integral part of these statements.

CONSOLIDATED FINANCIAL STATEMENTS      105

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Year ended 31 December 2009
1. CORPORATE MANDATE
The consolidated financial statements include the accounts of Canada Mortgage and Housing Corporation (CMHC, or the Corporation) and Canada Housing Trust (CHT), a variable interest entity. Within the Public Accounts of Canada, the annual consolidated Net Income reduces the government’s annual deficit; the consolidated Retained Earnings and Accumulated Other Comprehensive Income reduce the government’s accumulated deficit.
CMHC was established as a Crown corporation in 1946 by the Canada Mortgage and Housing Corporation Act (the “CMHC Act”) to carry out the provisions of the National Housing Act (the “NHA”). It is also subject to Part X of the Financial Administration Act (the “FAA”) by virtue of being listed in Part 1 of Schedule III, and is wholly owned by the Government of Canada.
In September 2008, the Corporation, together with a number of other Crown corporations, was issued a directive (P.C. 2008-1598) pursuant to Section 89 of the FAA requiring due consideration by the Corporation to the personal integrity of those it lends to or provides benefits to. During 2009, the Corporation completed the implementation of the requirements of Section 89(6) of the FAA and notified the Minister of Human Resources and Skills Development that the directive has been met.
The Corporation’s mandate is to promote the construction, repair and modernization of housing, the improvement of housing and living conditions, housing affordability and choice, the availability of low-cost financing for housing, and the national well-being of the housing sector. The mandate is carried out through the following four activities:
Insurance: CMHC provides insurance against borrower default on residential mortgages.
Securitization: CMHC guarantees the timely payment of principal and interest for investors in securities based on insured mortgages. The CMHC guarantee is a direct and unconditional obligation of CMHC as an agent of Canada. It carries the full faith and credit of Canada, and constitutes a direct and unconditional obligation of and by the Government of Canada.
Housing Programs: CMHC receives Parliamentary appropriations to fund housing programs.
Lending: CMHC makes loans and investments in housing programs which are funded by borrowings. A significant number of these loans and investments are supported with housing program payments.
Canada Housing Trust was established in 2001 as an Issuer Trustee. CHT’s functions are limited to the acquisition of interests in eligible housing loans such as NHA Mortgage-Backed Securities (NHA MBS), the purchase of highly rated investments, certain related financial hedging activities and the issuance of Canada Mortgage Bonds (CMB). The CMB are guaranteed by CMHC under its Securitization Activity. The beneficiaries of the Trust, after payment of all obligations, are one or more charitable organizations.

     106     CANADA MORTGAGE AND HOUSING CORPORATION

2. SIGNIFICANT ACCOUNTING POLICIES
The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). The significant accounting policies used in the preparation of these consolidated financial statements are summarized on the following pages and conform in all material respects to GAAP.
The following are the significant accounting policies:
Use of Estimates and Assumptions
The preparation of the consolidated financial statements in accordance with GAAP requires Management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets, liabilities, comprehensive income and related disclosures. Key areas where Management has made estimates and assumptions include those related to the provision for claims (Note 9), fair value of financial instruments (Note 14), and employee future benefits (Note 18). Where actual results differ from these estimates and assumptions, the impact will be recorded in future periods.
Basis of Presentation
These consolidated financial statements include the accounts of CMHC and, as required by Accounting Guideline 15: Consolidation of Variable Interest Entities (AcG-15), the accounts of CHT, a variable interest entity (VIE). The assets and liabilities of CHT are neither owned by nor held for the benefit of CMHC. Inter-entity balances and transactions have been eliminated in the consolidated financial statements.
Financial Instruments
The Corporation classifies its financial assets in the following categories: designated at fair value, loans and receivables, held to maturity, held for trading and available for sale. Two classifications are used for financial liabilities: designated at fair value and other financial liabilities. The classification is determined by Management at initial recognition based on intent.

CONSOLIDATED FINANCIAL STATEMENTS      107

Classification	Accounting Treatment

Designated at Fair Value	Section 3855 provides an entity the option of designating a financial instrument as Held for Trading (HFT) on its initial recognition or on adoption of this standard, even if it was not acquired for the purpose of selling or repurchasing in the near term. Financial instruments which belong to a group managed and evaluated on a fair value basis in accordance with documented risk management strategies or would otherwise be recognized at amortized cost, causing significant measurement inconsistencies are designated at fair value under the fair value option. This designation is irrevocable.

Financial instruments designated at fair value are measured at fair value. Gains and losses realized on disposition are recorded in Net Realized Gains (Losses) from Financial Instruments and gains and losses arising from changes in the fair value are recorded in Net Unrealized Gains (Losses) from Financial Instruments. Transaction costs are expensed as incurred.

Available for Sale (AFS)	AFS financial assets are non-derivative financial assets which are designated as such, or which have not been designated in any other classification.

AFS financial assets are initially recognized at fair value plus transaction costs. They are subsequently measured at fair value. Gains and losses arising from changes in the fair value are recorded in Other Comprehensive Income (OCI) until the financial asset is sold, derecognized, or determined to be other than temporarily impaired. Interest income is recorded using the effective interest method.

Accumulated Other Comprehensive Income (AOCI) consists only of unrealized gains and losses for AFS financial instruments.

Held to Maturity (HTM)	HTM financial assets are non-derivative financial assets with fixed or determinable payments and a fixed maturity, other than loans and receivables, that Management has the positive intention and ability to hold to maturity.

HTM financial assets are initially recognized at fair value plus transaction costs. Subsequent to initial recognition they are measured at amortized cost using the effective interest method.

Loans and Receivables	Loans and Receivables are non-derivative financial assets with fixed or determinable payments that are not quoted debt securities.

Loans and Receivables are initially recognized at fair value plus transaction costs. Subsequent to initial recognition they are measured at amortized cost using the effective interest method.

Held for Trading (HFT)	Derivatives and Securities Sold But Not Yet Purchased are classified as Held for Trading.

Derivatives and Securities Sold But Not Yet Purchased are measured at fair value. Gains and losses realized on disposition are recorded in Net Realized Gains (Losses) from Financial Instruments and gains and losses arising from changes in the fair value are recorded in Net Unrealized Gains (Losses) from Financial Instruments. Transaction costs are expensed as incurred.

Other Financial Liabilities	Other Financial Liabilities are non-derivative financial liabilities which have not been designated at fair value.

Other Financial Liabilities are initially recognized at fair value plus transaction costs. Subsequent to initial recognition they are measured at amortized cost using the effective interest method.

     108     CANADA MORTGAGE AND HOUSING CORPORATION

Settlement date accounting is used for purchases and sales of financial assets. Realized gains and losses on sales are recognized on a weighted average cost basis.
The Corporation assesses at each Balance Sheet date whether there is objective evidence that a financial asset is impaired. For financial assets classified as HTM or Loans and Receivables that are identified as impaired, their carrying amounts are reduced to their estimated realizable amounts and the credit impairment is recorded in Net Realized Gains (Losses) from Financial Instruments. If an AFS financial asset is determined to be other than temporarily impaired, the unrealized loss recorded in Accumulated Other Comprehensive Income (AOCI) is reclassified and recorded in Net Realized Gains (Losses) from Financial Instruments. If the fair value of an other than temporarily impaired debt instrument classified as AFS subsequently increases due to events occurring after the initial impairment, the impairment loss is reversed with the amount of the reversal recognized in net income.
For the majority of Loans and Receivables, it is unlikely that a write down would be required as CMHC is assured full collection of principal and accrued interest through provisions in the Social Housing Agreements, provisions in the National Housing Act, Ministerial Loan Guarantees or the loans are underwritten though CMHC’s Insurance Activity in which case provisions for claims are established. Loans that have not been underwritten or covered by a third party guarantee are assessed on a regular basis to determine if a provision for loss is necessary.
Cash and Cash Equivalents
Cash and Cash Equivalents are comprised of cash and short-term, highly liquid investments with an original term to maturity of 98 days or less that are readily convertible to known amounts of cash. Cash Equivalents funded by Securities Sold Under Repurchase Agreements are classified as HTM. Cash Equivalents in the Lending and Insurance Activities are designated at fair value or classified as AFS respectively. Cash Equivalents in the Securitization Activity are either classified as AFS or HTM. Cash Equivalents must have a minimum credit rating of R-1 (Low) or equivalent as determined by S&P, Moody’s or DBRS at the time they are purchased.
Investment Securities
Investment Securities in the Lending Activity and CHT are designated at fair value. Investment Securities in the Insurance Activity are classified as AFS. Investment Securities in the Securitization Activity are classified as AFS or HTM. Interest income on fixed income investments is recorded in Income from Investment Securities using the effective interest method. Dividend income is recorded in Income from Investment Securities when the right to the dividend is established.
Investment in NHA Mortgage-Backed Securities
Investment in NHA Mortgage-Backed Securities in the Securitization Activity is classified as HTM. Investment in NHA Mortgage-Backed Securities held by CHT is designated at fair value.
Securities Purchased Under Resale Agreements and Sold Under Repurchase Agreements
Securities Purchased Under Resale Agreements (Reverse Repurchase Agreements) consist of the purchase of securities, typically government treasury bills or bonds, with the commitment to resell the securities to the original seller at a specified price and future date in the near term. Securities Sold Under Repurchase Agreements

CONSOLIDATED FINANCIAL STATEMENTS     109

(Repurchase Agreements) consist of the sale of securities with the commitment to repurchase the securities from the original buyer at a specified price and future date in the near term.
Securities Purchased Under Resale Agreements held by CHT and those entered into with proceeds from Securities Sold But Not Yet Purchased are designated at fair value.
The remainder of Securities Purchased Under Resale Agreements are classified as HTM and Securities Sold Under Repurchase Agreements are classified as Other Financial Liabilities. Proceeds from Securities Sold Under Repurchase Agreements are generally invested in Securities Purchased Under Resale Agreements or Cash Equivalents for the purpose of generating additional income. Such transactions are entered into simultaneously with matching terms to maturity. The associated interest earned and interest expense are recorded in Income from Investment Securities and Interest Expense respectively.
Loans
Loans that are part of portfolios which are economically hedged are designated at fair value under the fair value option.
All other loans are classified as Loans and Receivables. Where loans contain forgiveness clauses, they are recorded net of the forgiveness that is reimbursed through Parliamentary appropriations when the loans are advanced.
Interest income is recognized using the effective interest method in Interest Earned on Loans and Investments in Housing Programs.
CMHC is reimbursed for interest rate losses resulting from certain loans for housing programs containing interest rate clauses lower than the interest cost on the related borrowings, issued from 1946 to 1984 through provisions of the National Housing Act. These appropriations are voted on an annual basis by Parliament and CMHC has over a 30 year history of past collection of interest losses through appropriations. CMHC measures these loans at amortized cost which assumes the continued receipt of appropriations going forward. If the appropriations are not received in a future year, the loans would no longer be considered to have been issued at “market rates” and the valuation of these loans would change.
Investments in Housing Programs
Investments in Housing Programs represent CMHC’s exposure through loans made to various housing projects and are carried at amortized cost. These financial assets are classified as Loans and Receivables. Interest income on Investments in Housing Programs is recorded in Interest Earned on Loans and Investments in Housing Programs on an accrual basis using the effective interest method. The Corporation’s portion of net operating losses and disposal losses on the housing programs is reimbursed through Parliamentary appropriations.
Derivatives
The Corporation enters into derivatives such as interest rate swaps, cross currency interest rate swaps, interest rate futures and equity index futures in order to manage its exposures to market risks. Swaps are only contracted with creditworthy counterparties that maintain a minimum rating of A- or equivalent as determined by S&P, Moody’s or DBRS and are not used for speculative purposes.

     110     CANADA MORTGAGE AND HOUSING CORPORATION

Derivatives are classified as HFT as they have not been designated as eligible hedges for accounting purposes and are carried at fair value on the Consolidated Balance Sheet. Derivatives with a positive fair value are reported as assets, while derivatives with a negative fair value are reported as liabilities.
Derivatives may be embedded in other financial instruments and are treated as separate derivatives when their economic characteristics and risks are not clearly and closely related to those of the host instrument, the terms of the embedded derivative are the same as those of a stand-alone derivative, and the combined contract is not HFT or designated at fair value.
Securities Sold But Not Yet Purchased
Securities Sold But Not Yet Purchased represent an obligation to deliver Government of Canada Bonds which are not owned at the time of sale. These obligations are classified as HFT.
Premiums and Fees
Insurance:
Insurance premiums are due at the inception of the mortgage being insured at which time they are deferred and recognized as income over the period covered by the insurance contract using factors determined by an Appointed Actuary. These factors reflect the long-term pattern for default risk of the underlying mortgages.
Unearned premiums represent the portion of the premiums written that relates to the unexpired portion of the policy at the Balance Sheet date and therefore relate to claims that may occur from the Balance Sheet date to the termination of the insurance policies. Annually, the unearned premiums are compared to an estimate of total future claims on a discounted basis to ensure the amount is sufficient. Should such amount not be sufficient, a provision for premium deficiency would be recorded.
Application fees and direct costs associated with issuing mortgage insurance policies are deferred and amortized on the same basis as the related premiums.
Securitization:
Guarantee fees from the Securitization Activity are received at the inception of the related security issue at which time they are deferred and recognized as income over the expected term of the related security.
Application fees and direct costs associated with issuing the timely payment guarantees are deferred and amortized over the term of the security issue on a straight-line basis.
Provision for Claims
The Provision for Claims represents an estimate for expected claims and the related settlement expenses, net of the related expected property sale proceeds, for defaults from the insurance business that have occurred on or before the Balance Sheet date. The provision takes into consideration the estimate of losses on defaults that have been incurred but not reported, the time value of money and in accordance with accepted actuarial practice, includes an explicit provision for adverse deviation.

CONSOLIDATED FINANCIAL STATEMENTS     111

The establishment of the Provision for Claims involves estimates which are based upon historical trends, prevailing legal, economic, social and regulatory trends, and expectations as to future developments. The process of determining the provision necessarily involves risks that the actual results will deviate, perhaps significantly, from the estimates made.
The loss on actual mortgage defaults and the change in the estimated Provision for Claims are recorded in Net Claims in the year in which they occur.
Income Taxes
CMHC is a prescribed federal Crown corporation under Reg. 7100 of the Income Tax Act (ITA) and is subject to federal income tax as a prescribed corporation for purposes of subsection 27(2) of the ITA. It is not subject to provincial income tax. CHT is subject to federal and provincial income taxes on the amount of taxable income for the period and is permitted a deduction for all amounts paid or payable to CHT’s beneficiaries in determining income for tax purposes. As all taxable income was distributed to the beneficiaries, no provision for income taxes has been reflected for CHT in these consolidated financial statements.
The Corporation uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are recognized based on the estimated tax effect of temporary differences between the carrying value of assets and liabilities on the financial statements and their respective tax bases. The Corporation uses substantively enacted income tax rates at the Balance Sheet date that are expected to be in effect when the asset is realized or the liability is settled. A valuation allowance is established, if necessary, to reduce the future income tax asset to an amount that is more likely than not to be realized.
Canada Mortgage Bonds
Canada Mortgage Bonds (CMB), which are issued by CHT and guaranteed by CMHC, are interest bearing bullet bonds. Coupon interest payments are made semi-annually for fixed-rate CMB and quarterly for floating-rate CMB. Principal repayments on the bonds are made at the end of the term. CMB are designated at fair value. The Approved MBS Sellers reimburse CHT for the cost of arranging financing, including the fees paid to CMHC as Guarantor and Financial Services Advisor, underwriters and others for the distribution of CMB.
Capital Market Borrowings
Capital Market Borrowings represent borrowings incurred between 1993 and April 2008. These borrowings are designated at fair value. Transaction costs on Capital Market Borrowings are recognized in Interest Expense in the year incurred.
Borrowings from the Government of Canada
Borrowings Designated at Fair Value:
Since April 2008, the Lending Activity has been borrowing under terms of the Crown Borrowing Agreement. These borrowings are designated at fair value. Expenses related to these borrowings are recognized in Interest Expense in the year incurred.

     112     CANADA MORTGAGE AND HOUSING CORPORATION

Other Government of Canada Borrowings:
Other Government of Canada borrowings represent borrowings in the Lending and Securitization Activities under terms of the Crown Borrowing Agreement, as well as borrowings incurred prior to 1993 in the Lending Activity. These borrowings are classified as Other Financial Liabilities and transaction costs are recognized in Interest Expense.
Housing Programs
Parliamentary appropriations for Housing Programs, and the related expenses, are recorded on an accrual basis not exceeding the maximum voted by Parliament. Those expenses incurred but not yet reimbursed are recorded as Due from the Government of Canada.
Employee Future Benefits
CMHC provides a defined benefit pension plan, a supplemental pension plan, and other post-employment benefits consisting of severance pay, life insurance and medical insurance.
Pension benefits are based on length of service and average earnings of the best five-year period as classified under defined benefit pension arrangements. The pension benefits are adjusted annually by a percentage equivalent to the total average change in the Consumer Price Index during the previous year. The obligations under employee benefit plans and unamortized related costs, net of plan assets, are accrued.
The cost of pension and other post-employment benefits earned by employees is actuarially determined using the projected benefit method prorated on service and management’s best estimate of expected long-term pension plan investment performance, salary increases, retirement ages of employees, mortality of members and expected health care costs. These assumptions are of a long-term nature, which is consistent with the nature of employee future benefits. Actual results could differ from these estimates.
Costs are determined as the cost of employee benefits for the current year’s service, interest cost on the accrued benefit obligation, expected investment return on the fair value of plan assets, and the amortization of the transitional asset/obligation, the deferred past service costs and the deferred actuarial gains/losses.
The transitional asset/obligation and past service costs are deferred and amortized on a straight-line basis over the expected average remaining service period of active employees under the plans. The excess of the net actuarial gain/ loss over 10% of the greater of the benefit obligation or the fair value of the plan assets is deferred and amortized on a straight-line basis over the expected average remaining service period of active employees under the plans. The expected average remaining service period of the employees covered by the pension plan, supplemental pension plan and other post-employment benefits is 10, 9 and 12 years respectively (2008 – 10, 9 and 12 years).
Foreign Currency Translation
Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at exchange rates prevailing at the Balance Sheet date. Exchange gains and losses resulting from the translation of foreign denominated balances are included in Net Unrealized Gains (Losses) from Financial Instruments.

CONSOLIDATED FINANCIAL STATEMENTS     113

3. CHANGE IN ACCOUNTING POLICY
2009 Accounting Changes
Credit Risk and the Fair Value of Financial Assets and Financial Liabilities:
The Corporation adopted CICA Handbook Emerging Issues Committee (EIC) abstract 173 effective 1 January 2009 which requires an entity to take into account its own credit risk and that of its counterparties when determining the fair value of financial assets and financial liabilities, including derivative instruments.
In accordance with the transitional provisions, this abstract was applied retrospectively without restatement of prior years. A transitional unrealized loss of $324 million was applied to opening Retained Earnings for derivative financial instruments classified as HFT. The impact of the implementation of EIC-173 on the 2009 closing Retained Earnings was an unrealized loss of $38 million for derivative financial instruments classified as HFT. The change in fair value of the derivative financial instruments classified as HFT for the year 2009, resulting from the implementation of EIC-173, is a $286 million unrealized gain recorded in Net Unrealized Gains/Losses from Financial Instruments in Consolidated Net Income.
Financial Instruments:
In March 2009, the Accounting Standards Board (AcSB) amended CICA Handbook Section 3862, Financial Instruments – Disclosures, to enhance the disclosure requirements regarding fair value measurements including the relative reliability of the inputs used in those measurements and the liquidity risk of financial instruments. The standard also requires disclosure of a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The amendments are effective for CMHC’s 2009 Financial Statements and adoption did not have an impact on the financial position, cash flows, or earnings of CMHC.
Effective 1 April 2009, CMHC adopted a number of amendments to CICA Handbook Section 3855 Financial Instruments – Recognition and Measurement. The amendments relate to revised definitions of certain financial assets, methods of assessing impairments for certain financial assets, reclassifications of financial assets, assessment of embedded derivatives on reclassification of a financial asset out of the held-for-trading category and subsequent accounting of impaired financial assets. The amendments did not have an impact on the financial position, cash flows, or earnings of CMHC.
Future Accounting Changes – International Financial Reporting Standards (IFRS)
In February 2008, the Accounting Standards Board of the CICA affirmed its intention to replace Canadian GAAP with IFRS. CMHC will adopt IFRS commencing 1 January 2011, with comparatives for the year commencing 1 January 2010. CMHC is currently reviewing the standards to determine the potential impact on its consolidated financial statements.

     114     CANADA MORTGAGE AND HOUSING CORPORATION

4. SECURITIES
The following table shows the maturity structure and average yield for Investment in NHA Mortgage-Backed Securities. The NHA MBS maturities are estimated based on assumptions regarding mortgage prepayments (1% annually) and liquidations (4% annually). Prepayments and liquidations are mortgage principal repayments that are received sooner than the stated amortization period of the mortgage. Both are percentage rate assumptions on principal amounts outstanding, determined by CMHC, and based on historical performance/trends.

	Remaining Term to Maturity
	Within	1 to 3	3 to 5	Over 5
(in millions of dollars)	1 Year	Years	Years	Years	2009	2008
Designated at Fair Value
Corporate/Other Entities	38,119	67,281	34,842	3,549	143,791	123,737
Yield(1)	1.61%	1.65%	2.19%	4.45%	1.80%	2.09%

Held to Maturity
Corporate/Other Entities	12,074	19,372	27,554	-	59,000	24,767
Yield(1)	4.74%	4.67%	4.23%	-	4.48%	4.93%

(1)	Represents the weighted-average yield, which is determined by applying the weighted-average of the effective yields of individual securities.
The following table shows the maturity structure and average yield for Investment Securities.

	Remaining Term to Maturity
	Within	1 to 3	3 to 5	Over 5
(in millions of dollars)	1 Year	Years	Years	Years	2009	2008
Designated at Fair Value
Corporate/Other Entities	494	64	34	93	685	1,183
Government of Canada	145	141	41	-	327	496
Provinces/Municipalities	31	119	111	-	261	100
Sovereign and Related Entities	-	-	-	-	-	49

Total Designated at Fair Value	670	324	186	93	1,273	1,828
Yield(1)	1.28%	2.55%	1.90%	0.00%	1.49%	2.77%
Available for Sale
Fixed Income
Corporate/Other Entities	67	877	943	2,328	4,215	3,846
Government of Canada	4	928	782	1,343	3,057	1,114
Provinces/Municipalities	25	452	574	2,468	3,519	3,421
Sovereign and Related Entities	-	133	129	232	494	1,005

Total Fixed Income	96	2,390	2,428	6,371	11,285	9,386
Yield(1)	2.88%	3.35%	3.79%	4.49%	4.07%	4.43%
Equities
Canadian Equities					1,688	1,203
U.S. Equities					686	532
Foreign Equities					688	555

Total Equities					3,062	2,290
Yield(2)					2.41%	2.92%

Total Available for Sale					14,347	11,676
Held to Maturity
Government of Canada	50	-	4	-	54	-
Corporate/Other Entities	-	-	-	-	-	51

Total Held to Maturity	50	-	4	-	54	51

Yield(1)	0.41%	-	2.20%	-	0.56%	0.00%

(1)	Represents the weighted-average yield, which is determined by applying the weighted-average of the effective yields of individual securities.

(2)	Represents the average yield, which is determined by applying the earned dividend amount of equities to the average cost.

CONSOLIDATED FINANCIAL STATEMENTS     115

The following table shows the unrealized gains (losses) on Investment in NHA MBS and Investment Securities recorded at fair value.

	2009				2008

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair	Amortized	Fair
(in millions of dollars)	Cost(1)	Gains	Losses	Value	Cost(1)	Value
Investment in NHA MBS:
Designated at Fair Value	141,117	2,770	(96)	143,791	119,022	123,737
Investment Securities:
Fixed Income
Designated at Fair Value	1,271	13	(11)	1,273	1,812	1,828
Available for Sale	11,025	326	(66)	11,285	9,362	9,386
Equities	2,993	333	(264)	3,062	2,674	2,290

(1)	Amortized cost for Equities is cost.
Sales of investment securities in the Insurance and Securitization Activities resulted in a net gain of $102 million (2008 – $54 million) which has been recorded in Net Realized Gains (Losses) from Financial Instruments. There were no gains/losses (2008 – nil) associated with the sale of investment securities in the Lending Activity. In addition, there have been no sales of investment securities by CHT.
CMHC has investment securities of $52 million (2008 – $136 million) that have been pledged as security against Securities Sold Under Repurchase Agreements. The terms of these transactions do not exceed 3 months / 93 days, the credit rating of the instruments must be at a minimum of R-1 (mid) and be issued by a financial institution. CMHC continues to earn interest income and recognizes in OCI changes in fair values on these investment securities during the period pledged. The cumulative loss of $330 million included in Accumulated Other Comprehensive Income (2008 – $741 million) has not been recognized as an impairment loss in Net Income because CMHC believes that the decline in fair value is temporary. Factors reviewed to determine whether an impairment is other than temporary include significant or prolonged declines in fair value, financial reorganization, corporate restructuring, bankruptcies and other indications of liquidity problems, or the disappearance of an active market for the asset because of financial difficulties. During 2009, apart from the write-down on transfer of Mav II notes and Mav III notes disclosed below, no losses (2008 – $12 million) were recognized in Net Realized Gains (Losses) from Financial Instruments and no reversals of previously realized fixed income investment security impairments occurred during the year.
Master Asset Vehicle Notes (MAV II Notes and MAV III Notes)
On 20 August 2007, the Canadian market for Third-Party Sponsored Asset-Backed Commercial Paper (ABCP) became illiquid resulting in these investments not paying on maturity. The Pan-Canadian Investors Committee, on 23 December 2007, approved an agreement in principle to restructure the affected series of ABCP.
On 24 December 2008, an agreement was reached between all main stakeholders, including the governments of Canada, Ontario, Quebec and Alberta concerning the restructuring of $32 billion in Third-Party ABCP. The implementation of the restructuring plan was finalized on 21 January 2009.

     116     CANADA MORTGAGE AND HOUSING CORPORATION

The affected ABCP was replaced with new longer-term floating rate notes with maturities designed to more closely match the maturities of the underlying assets, with the pooling of certain assets as the establishment of margin funding facilities to support any future collateral calls. On 21 January 2009, CMHC’s series of affected ABCP supported in whole or part by traditional, ineligible and synthetic assets were pooled into Master Asset Vehicle Notes
(MAV II notes and MAV III notes) as follows:
■	Master Asset Vehicle II Notes (MAV II notes) – is a vehicle for investors who elected to commit less than, or none of their pro rata share of margin funding facility, in which case third parties will fund the remaining pool. A mixture of Class A-1, Class A-2, Class B and Class C notes were received with an expected maturity in January 2017. Ineligible assets in MAV II notes were segregated, and note holders holding series of ABCP secured in part by ineligible assets received ineligible asset (IA) tracking notes that reflect the performance of the underlying asset.

■	Master Asset Vehicle III Notes (MAV III notes) – is a vehicle secured exclusively by traditional assets or ineligible assets. Two main types of notes were created in MAV III notes: traditional asset (TA) tracking notes for traditional assets and ineligible asset (IA) tracking notes for ineligible assets. All tracking notes are tied to the net return and maturities of their respective underlying assets.
The margin funding facilities in MAV II notes are provided by third-party lenders, including the Government of Canada and the Provinces of Quebec, Ontario and Alberta. The facilities provided by the governments rank senior to other margin funding facilities, and, in the event of margin calls, they will be last in and first out. These facilities are designed to reduce the risk that the newly formed vehicle will not be able to meet margin calls if future circumstances warrant them. The key parties to the restructuring agreement also agreed to enhance the transaction by including a moratorium of 18 months following the closure, 21 January 2009, during which time no margin calls would be permitted.
At 31 December 2009, the face value of MAV II notes and MAV III notes held by CMHC was $184 million all of which was classified as Designated at Fair Value. At 31 December 2008, the Corporation held $239 million of Third-Party Sponsored ABCP, of which, $60 million was classified as Available for Sale, $102 million as Designated at Fair Value and $77 million as Held to Maturity. On 21 January 2009 the ABCP position for which was estimated at an original cost of $239 million was replaced with MAV II notes and MAV III notes with a discounted value of $237 million; the $2 million difference in value was due to the original notes being booked at their maturity value. During the year, $53 million of MAV III notes were repaid.
The following table reconciles the face value of CMHC’s Third-Party ABCP to the face value of CMHC’s Master Asset Vehicle notes held at 31 December 2009.

	2009					2008
		Transfer of
	Opening	MAV II & III		Payments	MAV II & III	ABCP Face
(in millions of dollars)	Balance	Notes	Reclassified	Received	Notes	Value
Designated at Fair Value	102	100	137	(53)	184	102
Available for Sale	60	60	(60)	-	-	60
Held to Maturity	77	77	(77)	-	-	77

Total	239	237	-	(53)	184	239

CONSOLIDATED FINANCIAL STATEMENTS     117

On 21 January 2009, a valuation of these assets resulted in a carrying value of $160 million (comprised of $152 million in face value, $11 million in accrued interest receivable and $3 million in accrued costs payable) a $5 million write-down from the 31 December 2008 carrying value of $165 million. During the year, $53 million towards note principal and $7 million towards accrued interest was received and a $7 million fair value adjustment was recorded which resulted in a carrying value of $93 million at 31 December 2009.
The following table presents the carrying value by Master Asset Vehicle type at 31 December 2009.

	2009					2008
	Opening	Write-downs	Payments	Fair Value	Carrying	Carrying
(in millions of dollars)	Balance	on transfer	Received	Adjustments	Value	Value
Master Asset Vehicle II Notes(1)	104	(5)	-	(8)	91	104
Master Asset Vehicle III Notes(2)	53	-	(53)	1	1	53

	157	(5)	(53)	(7)	92	157
Accrued Interest Receivable	11	-	(7)	-	4	11
Accrued Costs	(3)	-	-	-	(3)	(3)

Total	165	(5)	(60)	(7)	93	165

(1)	2008 carrying value represents value of Synthetic ABCP

(2)	2008 carrying value represents value of Traditional Securitized ABCP
On 21 January 2009, MAV II Class A1 and A2 notes received an A rating from DBRS. On 11 August 2009, MAV II Class A-2 notes were downgraded to BBB (low), and the rating “under review with negative implications”. During the last two quarters of 2009, the MAV notes have not experienced any other rating changes.
5. LOANS
Loans
CMHC provides loans either independently or jointly with provincial, territorial, and municipal authorities. Loans were issued for terms up to 50 years and $10,531 million (2008 – $11,088 million) are due beyond five years.
Approximately $10,235 million, representing 95% (2008 – $10,813 million, or 95%) of the loans, are supported with housing program payments outlined in Note 13.
A loan is considered past due when a counterparty has not made a payment by the contractual due date. The following table presents the amortized cost of loans that are past due.

	2009
	Within	1 to 3	Over 3
(in millions of dollars)	1 Year	Years	Years	Total
Loans past due	137	14	15	166

At 31 December 2009, CMHC is assured full collection of principal and accrued interest on the majority of the loans. The following table presents the source of guarantee.

     118     CANADA MORTGAGE AND HOUSING CORPORATION

	2009	2008
Provinces and Territories (provisions in the Social Housing Agreements)	43%	44%
Government of Canada (provisions in the NHA)	23%	23%
Indian and Northern Affairs Canada (Ministerial Loan Guarantees)	10%	9%
CMHC’s Insurance Activity(1)	23%	24%
No third party guarantee	1%	-

(1)	Provision for losses on loans underwritten by CMHC’s Insurance Activity is included in the determination of Provision for Claims and Unearned Premiums
Loans that have not been underwritten or covered by a third party guarantee
(2009 – 1%, 2008 – N/A) are assessed on a regular basis to determine if a provision for loss is necessary. As at 31 December 2009, no impaired loans have been identified and no provision for loss has been recorded.
As described in Note 2, CMHC receives interest loss recoveries on certain loans containing interest rate clauses lower than the interest cost on the related borrowings. Of the future cash flows to be received on these loans, approximately 2% (with a fair value of $93 million) will be recovered from the government and the remainder will be recovered directly from the borrowers. The following table presents the estimated recoveries on these loans from the government for the next five years.

(in millions of dollars)	2010	2011	2012	2013	2014
Interest Loss Recoveries	12	12	11	11	10

Investments in Housing Programs
CMHC makes loans to housing programs either independently or jointly with provincial, territorial, and municipal authorities. The majority of these loans to housing programs are being transferred to the Provinces/Territories under the Social Housing Agreements (SHAs). For the most part, the Provinces/Territories are gradually acquiring CMHC’s interest in the housing programs by making payments to CMHC. Once fully reimbursed, CMHC will have no remaining claim on the projects involved.
Approximately $939 million, representing 100% (2008 – $1,007 million, or 100%) of the investments in housing programs, are supported with housing program payments outlined in Note 13.
At 31 December 2009, CMHC is assured full collection of principal and accrued interest on its Investments in Housing Programs. The following table presents the source of guarantee.

	2009	2008
Provinces and Territories (provisions in the Social Housing Agreements)	96%	96%
Government of Canada (provisions in the NHA)	4%	4%

6. DERIVATIVES
Derivatives are financial contracts whose value is derived from price movements in one or more underlying securities, indices or other instruments or derivatives. The Corporation uses derivatives (interest rate swaps, cross currency interest rate swaps, interest rate futures and equity index futures) in connection with its risk management activities.

CONSOLIDATED FINANCIAL STATEMENTS     119

Interest rate swaps are transactions in which two parties exchange interest cash flows on a specified notional amount for a predetermined period based on agreed-upon fixed and floating rates. Notional amounts are not exchanged. The value of these swaps is derived from movements in interest rates. They are used to manage reinvestment risk, refinancing risk, or mismatches in the timing of receipts from assets versus payments of liabilities.
Cross currency interest rate swaps are transactions in which two parties exchange currencies and interest cash flows on a specified notional amount for a predetermined period. The notional amount is exchanged at inception and at maturity. The value of these swaps is derived from movements in foreign exchange and interest rates. They are used to manage foreign exchange risk arising from foreign denominated debt.
Interest rate and equity index futures are contractual obligations to buy or sell a financial instrument on a future date at a specified price established by an organized financial market. The credit risk is reduced as changes in the futures’ contract value are settled daily. Futures are used to manage asset allocation in the Insurance and Securitization Activities.
The table below provides the notional amounts of the Corporation’s derivative transactions. Notional amounts, which are off-balance sheet, serve as a point of reference for calculating payments and do not represent the fair value, or the potential gain or loss associated with the credit or market risk of such instruments. The Corporation does not have derivatives embedded in other financial instruments (host contracts) which require separation.

		2009			2008
			Fair Value			Fair Value
	Average Term	Notional			Notional
(in millions of dollars)	to Maturity	Amount	Asset	Liability	Amount	Asset	Liability
Interest Rate Swaps	4 years	250,967	4,047	766	181,523	4,671	207
Cross Currency Interest Rate Swaps	1 year	2,344	-	230	2,344	129	7
Interest Rate Futures		-	-	-	(149)	-	-

Total		253,311	4,047	996	183,718	4,800	214

7. INCOME TAXES
The following is a reconciliation of the statutory tax rate.

(in millions of dollars)	2009	2008
Income Taxes Computed at Statutory Tax Rate (2009 – 29%, 2008 – 30%)	355	714
Change in Tax Rates on Future Income Taxes	2	(34)
Impact of Retroactive Application of Tax Legislation Enacted in 2009(1)	(13)	-
Permanent Differences	(10)	(11)
Impact on Consolidation with CHT	(40)	(25)
Other	-	(3)

Income Tax Expense	294	641

(1)	The impact of the retroactive tax legislation is due to the enactment of Bill C-10 in 2009. Bill C-10 contained amendments that affected the taxation of financial instruments. These amendments were applicable to CMHC for the taxation years beginning on 1 January 2007 and 1 January 2008.

120     CANADA MORTGAGE AND HOUSING CORPORATION

The following table presents the total income taxes.

(in millions of dollars)	2009	2008
Other Comprehensive Income:
Net Unrealized Gains/(Losses) on Available for Sale Financial Instruments	224	(219)
Reclassification Adjustment for Net (Gains)/Losses Included in Net Income	(23)	(18)

Income Tax Benefit on Other Comprehensive Income	201	(237)
Income Tax (Benefit) on the Effect of Adopting New Accounting Standards	(26)	–
Income Tax (Benefit)/Cost on Earnings Set Aside for Capitalization	(3)	(2)

Income Tax Expense on Consolidated Statement of Equity of Canada	172	(239)
Income Tax Expense on Consolidated Net Income	294	641

Total	466	402

Total Current Taxes	514	288
Total Future Taxes	(48)	114

Total	466	402

The following table presents the tax-effected temporary differences which result in future income tax assets and liabilities.

(in millions of dollars)	2009	2008
Future Income Tax Assets
Fair Value of Financial Instruments	78	77
Employee Future Benefits	23	20
Unamortized Premiums on Capital Market Borrowings	2	2
Other	4	5

Total Future Income Tax Assets	107	104

Future Income Tax Liabilities
Insured Mortgage Purchase Program (IMPP)	(136)	(183)
Fair Value of Financial Instruments	(53)	(21)
Deferred Gains on Disposal of Financial Instruments	(9)	(10)
Provision for Claims	(75)	(67)
Pension Benefits	(21)	(20)
Deferred Issuance Costs	(13)	(20)
Other	(2)	(6)

Total Future Income Tax Liabilities	(309)	(327)

Net Future Income Tax Assets (Liabilities)	(202)	(223)

CMHC expects to realize its future income tax assets in the normal course of its operations.

CONSOLIDATED FINANCIAL STATEMENTS     121

8. ACCOUNTS PAYABLE AND OTHER LIABILITIES
The following table presents the composition of Accounts Payable and Other Liabilities.

(in millions of dollars)	2009	2008
Accrued Housing Program Expenses	399	173
Accrued Benefit Liability for Supplemental Pension Plan and Other Post-employment Benefits	134	119
Deferred Gains	34	22
Obligation Under Capital Lease	15	17
Other Miscellaneous Liabilities	112	107

Total	694	438

9. INSURANCE
Role of the Appointed Actuary
The actuary is appointed by CMHC’s Management to carry out a valuation of the policy liabilities of the mortgage insurance activity as at 30 September and to provide an opinion to Management regarding their appropriateness at the valuation date. The factors and techniques used in the valuation are in accordance with Canadian accepted actuarial practice, applicable legislation, and associated regulations. The scope of the valuation encompasses the policy liabilities that consist of a Provision for Claims and Unearned Premiums. In performing the valuation of the liabilities for these contingent future events, the actuary makes assumptions as to future claim rates, average loss on claims, trends, expenses and other contingencies, taking into consideration the circumstances of CMHC and the nature of the insurance policies. The appointed actuary also performs a roll-forward of the Provision for Claims from the date of the actuarial valuation to 31 December.
Insurance Premiums
Mortgage insurance premiums are recognized as revenue over the period covered by the insurance contracts using actuarially determined factors that are reviewed at least triennially. Effective 1 January 2009, these factors were changed to more closely reflect the emerging nature of the claim occurrence experience. Premiums and Fees revenue on the Statement of Income and Comprehensive Income is $127 million higher in 2009 while Unearned Premiums and Fees on the Consolidated Balance Sheet as at 31 December 2009 is $127 million lower than it would have been had this change not been implemented. Due to the change, Unearned Premiums and Fees is expected to be $210 million lower at 31 December 2010 and $245 million lower at 31 December 2011, resulting in Premiums and Fees revenue being $83 million higher in 2010 and $35 million higher in 2011.
Provision for Claims
The establishment of the Provision for Claims for mortgage insurance is based on known facts and interpretation of circumstances, and is therefore a complex and dynamic process, influenced by a large variety of factors.

122     CANADA MORTGAGE AND HOUSING CORPORATION

The following factors affect the key actuarial assumptions.
Claim emergence: Claim emergence encompasses claim frequency and claim occurrence patterns. It is based on historical trends in claims and arrears reporting.
Claim severity: Claim severity, or average loss on claims, is dependent on the dollar value of claims, losses on sales of real estate properties, administrative expenses, payment delays and sales delays. These factors are generally based on historical experience.
Economic conditions: Recent past and projected economic factors, such as unemployment rates, mortgage interest rates, and changes in house prices, affect the forecast of future claim levels.
The Provision for Claims consists of projections based on known losses and related expenses. Actual incurred amounts may not develop exactly as projected and may in fact vary significantly from the projections. Further, the projections make no provision for new classes of claims categories for which the Corporation has not accumulated sufficient historical experience.
Provisions are reviewed and evaluated at 30 September in light of emerging claim experience and changing circumstances. The resulting changes in the estimated Provision for Claims are recorded in Net Claims in the year in which they are determined.
CMHC determines Provisions for Claims and Unearned Premiums at 31 December using valuation factors from the 30 September valuation, taking into account premiums received and claims paid in the intervening period.
Change in Provision for Claims

(in millions of dollars)	2009	2008
Balance, Beginning of Year	676	552
Impact of Increased Business Volumes	83	51
Change in Assumptions:
Claim Emergence	(23)	–
Claim Severity	(16)	11
Economic Conditions	533	55
Other	23	7

Balance, End of Year	1,276	676

CMHC uses Dynamic Financial Analysis (DFA) to model the impact on the Insurance Activity of adverse economic shocks, including recessions. Recessions can involve a combination of adverse mortgage interest rate impacts, high unemployment rate outcomes and deteriorating house prices, each of which will have an impact on the Provision for Claims. In isolation, an increase of 100 basis points in the unemployment rate would be expected to increase the Provision for Claims by about $150 million, while a decrease of 100 basis points in the rate of house price inflation would increase the Provision for Claims by about $25 million and an increase of 100 basis points in mortgage rates would increase the Provision for Claims by about $40 million over a one year horizon. These would be persistent, lasting until the rates revert back to their previous levels.

CONSOLIDATED FINANCIAL STATEMENTS     123

Changes in actuarial assumptions for claim emergence and claim severity primarily have longer term impacts. It is estimated that for every 5% change in the estimate of future claim severity or every 5% change in the estimate of future claim frequency, the effect on Income Before Income Taxes would be an increase/decrease of approximately $5 million, $10 million, $14 million, $18 million and $21 million in each of the Corporate Plan years (2010–2014) respectively.
The impact of changes in business volumes is also spread out over a number of years, depending on assumptions for claim emergence.
These sensitivities are hypothetical and should be viewed in that light. The relationship of a change in assumption to the change in value may not be linear. Changes in one factor may result in changes in another which might magnify or counteract the sensitivities.
Insurance-in-force
Under Section 11 of the NHA, the total of all outstanding insured amounts of all insured loans may not exceed $600 billion (2008 – $450 billion). At 31 December 2009, insurance-in-force totalled $473 billion (2008 – $408 billion).
10. SECURITIZATION
CMHC guarantees the timely payment of principal and interest for investors in securities issued by Approved Issuers (primarily lending institutions), on the basis of housing loans through the NHA MBS program and the CMB issued by CHT.
CMHC also purchases insured mortgage pools, through reverse auction, using funds supplied by the Government of Canada to help Canadian financial institutions raise longer-term funds and make them available to consumers, homebuyers and businesses in Canada.
CMHC has determined that a provision for claims on these programs is not required. This is based on historical results and program design whereby only insured mortgages are eligible for securitization.
Guarantees-in-force
Under Section 15 of the NHA, the aggregate outstanding amount of principal guarantees may not exceed $600 billion (2008 – $450 billion). At 31 December 2009, guarantees-in-force totalled $300 billion (2008 – $234 billion). This includes $124 billion of CMHC guaranteed NHA MBS (2008 – $92 billion) of which CMHC has purchased $59 billion (2008 – $25 billion) and $176 billion (Par Value) of CMHC guaranteed CMB issued by CHT (2008 – $142 billion).

124     CANADA MORTGAGE AND HOUSING CORPORATION

11. BORROWINGS
Canada Mortgage Bonds
The following table summarizes the carrying value and yield for the CMHC-guaranteed CMB issued by CHT based on maturity date.

	2009		2008
	Carrying		Carrying
(in millions of dollars)	Value	Yield(1)	Value
2009	-	-	13,254
2010	18,660	3.03%	19,426
2011	37,161	4.07%	37,511
2012	39,477	4.30%	38,221
2013	36,178	3.37%	37,216
2014	35,702	2.35%	–
2015–2019	10,585	3.22%	2,087

Total	177,763	3.46%	147,715

(1)	Represents the weighted-average yield, which is determined by applying the weighted average effective yields of individual fixed-rate bonds and the weighted-average yields to reset of floating-rate bonds.
In order to meet the principal obligations of the CMB, the principal payments and prepayments from the underlying NHA MBS are held in an account in the name of CHT, managed and reinvested into eligible assets, which include Investment Securities, Cash Equivalents and Securities Purchased Under Resale Agreements, by the swap counterparties pursuant to contractual agreements.
The carrying amount of CMB at 31 December 2009 is $5,258 million (2008 – $7,885 million) higher than the contractual amount due at maturity. CMB are guaranteed by CMHC and CMHC’s liabilities are backed by the full faith and credit of the Government of Canada. Therefore, there is no significant change in value that can be attributed to changes in credit risk.
Borrowing Authorities
The Minister of Finance approves CMHC’s Borrowing Plan annually and establishes limits and parameters for borrowings. The Borrowing Authorities provide a maximum debt outstanding limit for 2009 of $136.5 billion. This limit includes Capital Market Borrowings and Borrowings from the Government of Canada that were incurred since April 2008 in the Lending and Securitization Activities. CMHC’s legislative authority, which does not apply to borrowings of CHT, requires that the total indebtedness of the Capital Market Borrowings outstanding at any time not exceed $20 billion.
Capital Market Borrowings
The following table summarizes the carrying value and yield for Capital Market Borrowings based on maturity date. Capital Market Borrowings include U.S. denominated debt. Foreign currency principal and interest payments are fully swapped to Canadian dollar obligations.

CONSOLIDATED FINANCIAL STATEMENTS     125

	2009			2008
	Foreign
	Currency	Carrying		Carrying
(in millions of dollars)	Borrowings(1)	Value	Yield(2)	Value
2009	–	–	–	1,068
2010	1,342	1,342	4.34%	1,584
2011	836	942	5.07%	1,098
2012	–	323	5.53%	332
2013	–	376	4.83%	385
2014	–	–	–	–
2015–2019	–	1,455	4.33%	1,509

Total	2,178	4,438	4.61%	5,976

(1)	Canadian equivalent of U.S. denominated debt.

(2)	Represents the weighted-average yield, which is determined by applying the weighted-average effective yields of individual fixed-rate borrowings and the weighted-average yields to reset of floating-rate notes.
Included in Capital Market Borrowings is medium-term debt. Medium-term debt includes bonds, floating-rate and fixed-rate notes, with an original term to maturity ranging from two to ten years.
The 2009 interest expense related to Capital Market Borrowings is $223 million (2008 – $302 million).
The carrying amount at 31 December 2009 of Capital Market Borrowings is $37 million lower (2008 – $438 million higher) than the contractual amount due at maturity. CMHC’s liabilities are backed by the full faith and credit of the Government of Canada and there is no significant change in value that can be attributed to changes in credit risk.
Borrowings from the Government of Canada
The following table summarizes the carrying value and yield for Borrowings from the Government of Canada based on contractual repayments for borrowings made prior to 1993 and based on maturity date for all other borrowings.

	2009				2008
	Borrowings				Borrowings
	Designated		Other		Designated	Other
(in millions of dollars)	at Fair Value	Yield(1)	Borrowings	Yield(1)	at Fair Value	Borrowings
2009	–	–	–	–	598	1,356
2010	651	0.16%	2,591	1.91%	–	1,363
2011	314	2.99%	2,021	1.85%	315	1,338
2012	831	3.14%	2,108	2.40%	840	1,537
2013	1,265	3.03%	27,383	3.28%	1,285	20,351
2014	790	2.14%	28,220	2.63%	25	200
2015–2019	626	3.54%	1,062	8.44%	448	1,031
Thereafter	–	–	1,991	9.53%	–	1,931

Total	4,477	2.54%	65,376	3.14%	3,511	29,107

(1)	Represents the weighted-average yield, which is determined by applying the weighted-average effective yields of individual fixed-rate borrowings and the weighted-average yields to reset of floating-rate notes.

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Included in Borrowings from the Government of Canada - Designated at Fair Value is short-term and medium-term debt. Short-term debt outstanding is $651 million (2008 – $599 million), has an original term to maturity less than 365 days, and a yield of 0.16% (2008 – 1.18%). Medium-term debt includes fixed-rate notes, with an original term to maturity ranging from two to ten years.
The 2009 interest expense related to Borrowings from the Government of Canada - Designated at Fair Value is $101 million (2008 – $48 million) and $1,908 million (2008 – $538 million) for Borrowings from the Government of Canada – Other.
The carrying amount at 31 December 2009 of Borrowings from the Government of Canada - Designated at Fair Value is $17 million (2008 – $93 million) higher than the contractual amount due at maturity. CMHC’s liabilities are backed by the full faith and credit of the Government of Canada and there is no significant change in value that can be attributed to changes in credit risk.
Borrowings from the Government of Canada - Designated at Fair Value are not issued at market value. On the day of exchange, these borrowings are adjusted to market value and the associated gains/losses are deferred and amortized over the term of the borrowings. These gains and losses are partially offset by the gains and losses arising on Direct Lending loans that are issued at non-market rates. At 31 December 2009, a net deferred gain of $34 million (2008 – $22 million) has been recorded in Accounts Payable and Other Liabilities and $5 million (2008 – $0.6 million) has been recorded in Net Unrealized Gains (Losses) from Financial Instruments.
12. CAPITAL MANAGEMENT
For Capital Management purposes and as provided for in the CMHC Act and the NHA, CMHC considers its capital to be Retained Earnings, comprised of Earnings Set Aside for Capitalization, Unappropriated Retained Earnings and the Reserve Fund for Lending as well as the Contributed Capital.
CMHC’s primary objective with respect to capital management is to ensure that it has adequate capital to deliver its mandate while remaining financially self-sustaining and also to follow prudent business practices and guidelines existing in the private sector as appropriate. CMHC capital management is included in its Corporate Plan which is approved annually by the Governor in Council.
There are no externally imposed minimal capital requirements on CMHC. Earnings Set Aside for Capitalization represent the portion of cumulative Net Income from the Insurance and Securitization Activities that has been set aside for capitalization purposes. The Earnings Set Aside for Capitalization of the Insurance Activity are consistent with mortgage insurance capitalization guidelines developed by the Office of the Superintendent of Financial Institutions (OSFI) and the Earnings Set Aside for Capitalization of the Securitization Activity are based on regulatory and economic capital principles.
Unappropriated Retained Earnings represent the cumulative Net Income generated by the Insurance and Securitization Activities that has not been set aside for capitalization purposes.

CONSOLIDATED FINANCIAL STATEMENTS     127

CMHC places all other retained earnings in its Reserve Fund for Lending. The components of this Reserve Fund are outlined in the following table. There is an externally imposed limit on each of the components. Should the limit be exceeded, CMHC would be required to pay the excess to the Government of Canada.

	2009		2008
	Authorized	Balance	Authorized	Balance
(in millions of dollars)	Limit	31 December	Limit	31 December
Reserve for New Financial Instruments
Accounting Standards	115	35	115	109
Reserve for All Other Lending-Related Items	125	116	125	76

Reserve Fund for Lending	240	151	240	185

CMHC has managed its capital as approved in its 2009 Corporate Plan in accordance with the CMHC Act and the NHA. In 2009, CMHC began setting aside Net Income from the Securitization Activity for capitalization purposes. Other than this, there have been no changes in what is considered to be capital or the objectives of managing capital during the year.
13. HOUSING PROGRAMS
CMHC receives Parliamentary appropriations to fund the following payments, including operating costs, in support of housing programs.

(in millions of dollars)	2009	2008
Non-Profit Housing	603	624
Public Housing	553	550
Renovation and Retrofit Programs(1)	439	114
Affordable Housing Initiative(1)	312	98
Rent Supplement	154	158
On-Reserve Housing Programs(1) & (2)	129	410
Rural and Native Housing	117	126
Urban Native Housing Program	92	91
Co-operative Housing	79	80
Limited Dividend Program	11	11
Research and Information Transfer	7	8
Other	9	18

Total Housing Program Expenses	2,505	2,288
Operating Costs	108	103

Total Appropriations	2,613	2,391

(1)	Includes expenditures under Canada’s Economic Action Plan (CEAP)

(2)	The 2008 Parliamentary appropriations for On-Reserve Housing Programs include a $300 million contribution from the Government of Canada to the First Nation Market Housing Fund (FNMHF). FNMHF was established on 31 March 2008. The Fund, which is governed by nine trustees and the Government of Canada, has a mandate to enable First Nations to gain easier access to private sector housing financing options. CMHC, under contract, manages the Fund’s operations and is not exposed to the risks and rewards associated with the Fund. The $300 million contribution was transferred through CMHC’s Parliamentary appropriations to facilitate the establishment of the Fund and CMHC irrevocably re-transferred the same amount to the Fund upon its creation.
Of the total amount spent on housing programs, $1,043 million (2008 – $1,055 million) was provided for programs transferred to Provinces/Territories under Social Housing Agreements (SHAs). These amounts are disclosed above based on the original allocation within the agreements which also provide that the Provinces/ Territories may reallocate amounts among housing programs. This funding to the Provinces/Territories may become repayable to CMHC if the amounts are not used in accordance with the terms and conditions of the Social Housing Agreements.

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Under the SHAs, the Province/Territory assumes CMHC’s financial and other obligations with respect to these programs in exchange for a pre-determined annual funding. The accountability framework requires the Province/ Territory to provide an audited Annual Statement of Funding and Expenditures and an Annual Program Performance Report.
Housing Program Expenses also include related party transactions between the Government of Canada and CMHC for the reimbursement of:
■	Interest rate losses resulting from certain loans containing interest rate clauses lower than the interest cost on the related borrowings;

■	Net operating losses on certain investments in housing programs and real estate properties; and

■	Net default losses on certain loans and net disposal losses on certain investments in housing programs and real estate properties.
The following table summarizes the nature of these expenses reimbursed by the Government of Canada.

(in millions of dollars)	2009	2008
Interest Rate Losses	107	55
Net Operating Losses	3	3
Net Default and Disposal Losses	1	–

Total	111	58

The total reimbursements for interest losses includes $57 million (2008 – nil) towards the losses incurred by the Corporation as a result of the prepayment and repricing activity.
The reimbursement for interest rate losses is also included in Interest Earned on Loans and Investments in Housing Programs. Net operating, default and disposal losses are recorded as Due from the Government of Canada and Housing Program Expenses on an accrual basis. The reimbursement of operating costs is shown in the Consolidated Statement of Income and Comprehensive Income as Parliamentary appropriations for Operating Expenses.
14. FINANCIAL INSTRUMENTS
Determination of Fair Value
All financial instruments are recognized initially at fair value. Fair value is the amount of the consideration that would be agreed upon in an arm’s length transaction between knowledgeable, willing parties who are under no compulsion to act. Accrued interest is separately disclosed for all financial instruments.
Subsequent fair values are determined using the following fair value measurements. The fair value measurement hierarchy reflects the significance of the inputs used in making these measurements.

CONSOLIDATED FINANCIAL STATEMENTS     129

Fair Value Hierarchy:
Level 1:
Financial assets quoted in active markets are measured based on the bid price of an identical asset. Financial liabilities quoted in active markets are measured based on the ask price of an identical liability.
Level 2:
Financial assets and liabilities not quoted in active markets that are measured in part or in whole based on discounted cash flow analysis making maximum use of observable inputs in the market.
Level 3:
Financial assets and liabilities not quoted in active markets that are measured based on discounted cash flow analysis where significant inputs are not based on observable data.
For all other financial instruments, the carrying value is assumed to approximate fair value due to the short-term nature.
The following table represents the fair value hierarchy in which fair value measurements are categorized for assets and liabilities recorded on the Balance Sheet. During the year, there were no significant transfers between Level 1 and Level 2.

	2009
(in millions of dollars)	Level 1	Level 2	Level 3	Total
Assets
Cash and Cash Equivalents	2,653	403	–	3,056
Investment in NHA MBS:
Designated at Fair Value	–	143,791	–	143,791
Investment Securities:
Designated at Fair Value	1,180	–	93	1,273
Available for Sale	14,347	–	–	14,347
Securities Purchased Under Resale Agreements	32,243	–	–	32,243
Loans:
Designated at Fair Value	–	7,533	–	7,533
Derivatives	–	4,047	–	4,047
Assets not recorded at Fair Value	–	–	–	66,531

Total Assets	50,423	155,774	93	272,821

Liabilities
Derivatives	–	996	–	996
Borrowings:
Canada Mortgage Bonds	177,763	–	–	177,763
Capital Market Borrowings	4,438	–	–	4,438
Borrowings from the Government of Canada:
Designated at Fair Value	–	4,477	–	4,477
Liabilities and Equity not recorded at Fair Value	–	–	–	85,147

Total Liabilities and Equity	182,201	5,473	–	272,821

130     CANADA MORTGAGE AND HOUSING CORPORATION

The following table presents the change in the fair value measurement of Level 3 Investment Securities.

(in millions of dollars)	2009
Opening Balance	165
Total unrealized losses in Net Income (1)	(7)
Total realized losses in Net Income (2)	(5)
Cash receipts on Settlements	(60)

Closing Balance	93

Gains/(Losses) for Positions Held at 31 December(1)	(7)

(1)	Included in Net Unrealized Gains (Losses) from Financial Instruments

(2)	Included in Net Realized Gains (Losses) from Financial Instruments
CMHC’s valuation for Level 3 Investment Securities was based on its assessment of the prevailing conditions at 31 December 2009, which may change materially in subsequent periods. The most significant factor which may have an impact on the future value of these assets is the discount rates. A 100 bps decrease (increase) in the discount factor would result in a $7 million increase ($6 million decrease) in Income Before Income Taxes.
Financial Instruments Carried at Amortized Cost
Using the valuation methods described above, the following table presents the fair values of financial instruments carried at amortized cost, except where amortized cost is a reasonable approximation of fair value.

	2009		2008
		Amortized		Amortized
(in millions of dollars)	Fair Value	Cost	Fair Value	Cost
Investment in NHA MBS – Held to Maturity (2)	59,763	59,000	25,625	24,767
Investment Securities – Held to Maturity (1)	54	54	51	51
Loans – Other (2)	4,139	3,255	4,475	3,381
Loans – Investments in Housing Programs (2)	1,531	939	1,698	1,007
Borrowings from the Government of Canada – Other (2)	68,397	65,376	32,829	29,107

(1)	Fair value determined based on Level 1 Criteria

(2)	Fair value determined based on Level 2 Criteria
Classification of Cash and Cash Equivalents and Securities Purchased Under Resale Agreements
The following table presents a breakdown by Financial Instrument classification.

	2009				2008
	Designated	Available	Held to
(in millions of dollars)	at Fair Value	for Sale	Maturity	Total	Total
Cash and Cash Equivalents	2,486	570	1,186	4,242	2,983
Securities Purchased Under Resale Agreements	32,243	-	127	32,370	19,415

CONSOLIDATED FINANCIAL STATEMENTS     131

Gains and Losses from Financial Instruments
The unrealized gains and losses arising from changes in fair value related to financial instruments required to be classified as HFT and designated at fair value are presented in the following table. All derivatives are classified as HFT and have not been designated in hedge relationships for accounting purposes. In addition, Securities Sold But Not Yet Purchased are required to be classified as HFT. All other financial assets and liabilities in the following table have been designated at fair value under the fair value option.

(in millions of dollars)	2009	2008
Required to be Held for Trading
Derivatives	(1,231)	4,999
Securities Sold But Not Yet Purchased	-	30

Total Required to be Held for Trading	(1,231)	5,029

Designated at Fair Value
Cash Equivalent	(1)	1
Investment in NHA MBS – Designated at Fair Value	(2,041)	4,509
Investment Securities – Designated at Fair Value	(14)	16
Securities Purchased Under Resale Agreements	1	(1)
Loans – Designated at Fair Value	(192)	399
Canada Mortgage Bonds	2,883	(7,733)
Capital Market Borrowings	476	(1,094)
Borrowings from the Government of Canada – Designated at Fair Value	66	(166)

Total Designated at Fair Value	1,178	(4,069)

Total Net Unrealized Gains (Losses) from Financial Instruments	(53)	960

There has been no change in the fair value of Loans – Designated at Fair Value as a result of changes in credit risk. These loans are assured the full collection of principal and interest through a third-party or are underwritten by the Insurance Activity as detailed in Note 5.
The realized gains and losses related to financial instruments are presented in the table below.

(in millions of dollars)	2009	2008
Required to be Held for Trading	11	(75)
Designated at Fair Value	(1)	(23)
Held to Maturity	(2)	(18)
Available for Sale	104	30

Total Net Realized Gains (Losses) from Financial Instruments	112	(86)

132     CANADA MORTGAGE AND HOUSING CORPORATION

Interest Income and Interest Expense
The following table outlines the total interest income and expense calculated using the effective interest method for financial instruments.

	2009		2008
(in millions of dollars)	Income	Expense	Income	Expense
Available for Sale financial assets	464	-	415	-
Held to Maturity financial assets	1	-	8	-
Investment in NHA MBS – Held to Maturity	1,369	-	136	-
Securities Purchased Under Resale Agreements	-	-	2	-
Loans – Other	280	-	232	-
Loans – Investments in Housing Programs	100	-	106	-
Securities Sold Under Repurchase Agreements	-	1	-	8
Borrowings from the Government of Canada – Other	-	1,903	-	532

Total Financial Instruments not designated at fair value	2,214	1,904	899	540

Total Financial Instruments designated at fair value	6,305	6,002	5,890	5,734
Total Dividends	68	-	66	-

Total Interest Income/Expense	8,587	7,906	6,855	6,274

15. MARKET RISK
Market risk is the risk of adverse financial impact arising from changes in underlying market factors, including interest rates, foreign exchange rates, and equity prices.
Interest Rate Risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.
The investment portfolios for the Insurance and Securitization Activities are managed taking into consideration the Strategic Asset Allocation analysis and review process which assesses alternative risk/return investment strategies and limiting price sensitivity to interest rate changes relative to benchmark indices and by appropriate asset diversification. Interest rate risk associated with the Lending Activity is managed through asset and liability matching, use of swap derivatives and capital market strategies.
Some of CMHC’s Loans and Investments in Housing Programs contain prepayment and/or repricing options. As CMHC does not have the right to prepay its Borrowings from the Government of Canada without penalty, it is exposed to interest rate risk.
Currency Risk
Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.
All currency exposure arising from foreign denominated debt issuance is economically hedged in accordance with Corporate policy. As part of its Strategic Asset Allocation policy, the Corporation has assumed currency exposure to further its Insurance and Securitization investment portfolio diversification. A 1% shift in foreign

CONSOLIDATED FINANCIAL STATEMENTS     133

exchange rates on assets classified as AFS would have a ± $14 million (2008 – ±$11 million) impact on the Insurance and Securitization investment portfolios and would be recorded in Other Comprehensive Income.
Other Price Risk
This is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. CMHC is exposed to other price risk through fluctuations in prices of equity investments. The majority of investment assets are actively managed against selected benchmarks derived from a strategic asset allocation. CMHC limits its exposure by using tolerance ranges around the benchmarks for various diversification and exposure measures.
Sensitivity Analysis
Value at Risk: Market risk for AFS financial assets is evaluated through the use of a Value at Risk (VaR) model. VaR is a statistical estimation that measures the maximum potential market loss of a portfolio over a specified holding period with a given level of confidence. The calculation of VaR is based on the Delta-normal method which may underestimate the occurrence of large losses because of its reliance on a normal distribution. The following table shows the VaR for the Insurance and Securitization investment portfolios as at 31 December, with a 95% confidence level over a two-week holding period. The analysis was based on one-year historical data of prices, volatilities and correlations of the various bond and equity markets.
Interest Rate Sensitivity: The financial instruments Designated at Fair Value and classified as HFT in the Lending Activity portfolio are exposed to interest rate movements. For Loans – Designated at Fair Value, the impacts of interest rate shifts on the portfolio are not symmetrical. A -200 bps interest rate shift would result in an increase in value of $418 million (2008 – $486 million) whereas a +200 bps interest rate shift would result in a decrease in value of $381 million (2008 – $441 million). For all remaining loans, a -200 bps interest rate shift would result in an increase in value of $818 million (2008 – $953 million) whereas a +200 bps interest rate shift would result in a decrease in value of $655 million (2008 – $756 million). The following table shows the maximum exposure of the Lending Activity portfolio’s net interest margin to interest rate movements with a 95% confidence over a one year period as at 31 December. The maximum exposure is limited by CMHC policy to $1.5 million.
The following table shows the VaR and Maximum Exposure estimates and their related financial statement impact.

	2009		2008
		Other		Other
		Comprehensive		Comprehensive
(in millions of dollars)	Net Income	Income	Net Income	Income
Value at Risk	n/a	231	n/a	227
Maximum Exposure	0.1	n/a	0.2	n/a

134     CANADA MORTGAGE AND HOUSING CORPORATION

Insured Mortgage Purchase Program (IMPP) Risks
IMPP is exposed to both interest rate risk and prepayment/reinvestment risk. Prepayment/reinvestment risk is the risk that NHA MBS may experience varying degrees of prepayment throughout the term and these prepayments must be reinvested immediately.
To mitigate these risks, CMHC enters into interest rate swap agreements with approved financial institutions. Under these agreements, both interest rate and prepayment/reinvestment risks are transferred to swap counterparties. These swap counterparties manage reinvestment assets in accordance with pre-established investment guidelines. CMHC pays all interest received from the underlying assets to the swap counterparties and the swap counterparties pay CMHC an amount equal to the Borrowings from the Government of Canada coupon payments. As a result of these interest rate swap agreements, changes in interest rates or prepayments/ reinvestments have no impact on the Statement of Income and Comprehensive Income.
Canada Housing Trust (CHT) Risks
CHT is exposed to both interest rate and prepayment/reinvestment risk. Prepayment/reinvestment risk is the risk that NHA MBS may experience varying degrees of prepayment throughout the term and these prepayments must be reinvested immediately.
To mitigate these risks, CHT enters into interest rate swap agreements with approved financial institutions. Under these agreements, both interest rate and prepayment/reinvestment risks are transferred to swap counterparties. These swap counterparties manage reinvestment assets in accordance with pre-established investment guidelines. CHT pays all interest received from the underlying assets to the swap counterparties and the swap counterparties pay CHT an amount equal to the CMB coupon payments. As a result of these interest rate swap agreements, changes in interest rates or prepayments/reinvestments have no impact on the Statement of Income and Comprehensive Income.
16. CREDIT RISK
Credit risk is the risk of loss arising from a counterparty’s inability to fulfill its contractual obligations. CMHC is exposed to credit risk from various sources, including from its investment, lending, derivative, advances to mortgage insured social housing projects in difficulty and mortgage receivable transactions.
Credit risk associated with the Corporation’s investments and derivatives is managed through the implementation of policies which include minimum counterparty credit ratings and investment portfolio diversification limits by issuer, credit rating and by industry sector, and through the use of appropriate legal agreements.
Concentration risk is the amount of credit risk the Corporation is exposed to in relation to specific counterparty and/or industry sectors. CMHC risk management policies address concentration risk from activities where the amount of potential loss can be measured (direct investments, lending and derivative transactions credit risk) at both the individual counterparty level and at the industry sector level and by credit rating. The Corporation’s

CONSOLIDATED FINANCIAL STATEMENTS     135

largest concentration of credit risk by individual counterparty is to the Government of Canada (2009 – $5,319 million, 2008 – $3,067 million), and the largest concentration of credit risk by industry sector is to the financial sector (2009 – $3,675 million, 2008 – $3,182 million).
Credit Quality
The following table presents, as at 31 December, the credit quality of the Corporation’s Cash Equivalents and Investment Securities based on an internal credit rating system (excluding those related to the IMPP and CHT).

	2009			2008

		AA- to	Lower		AA- to	Lower
(in millions of dollars)	AAA	AA+	than AA-	AAA	AA+	than AA-
Cash Equivalents	665	191	1	239	120	3
Investment Securities:
Designated at Fair Value	208	577	93	299	507	180
Available for Sale	4,674	3,351	6,322	5,301	3,116	5,125
Held to Maturity	-	-	-	-	-	51

Maximum Exposure to Credit Risk
Investment Assets: CMHC’s maximum exposure to credit risk is the carrying amount of investment assets held on the Consolidated Balance Sheet.
Securities Purchased Under Resale Agreements: By their nature these balances have a low credit risk as they are largely secured by obtaining collateral from counterparties. Collateral agreements provide for the posting of collateral by the counterparty when CMHC’s exposure to that entity exceeds a certain ratings-based threshold. Securities held as eligible collateral include debt obligations issued by or guaranteed by the Government of Canada, including Crown corporations and CHT. Collateral held to offset mark-to-market exposures from these transactions should not be used for any other purpose than to offset such exposure. In the event of counterparty default, CMHC has the right to liquidate collateral held. The fair value of collateral held by CMHC as at 31 December 2009 totalled $0.4 million (2008 – $6 million).
Derivatives: CMHC limits its credit risk associated with derivative transacting by dealing with swap counterparties whose credit ratings are in accordance with its Funding, Investment and Risk Management Policies, which are approved by the Board of Directors and are in accordance with Department of Finance Guidelines; through the use of International Swaps Derivatives Association (ISDA) master netting agreements for derivatives which have been entered into with all counterparties; and where appropriate, through the use of ratings-based collateral thresholds in the Credit Support Annexes. The master netting agreements give CMHC a legally enforceable right to reduce derivative exposure through the provision of a single net settlement of all financial instruments covered by the agreement with the same counterparty in the event of default.

     136     CANADA MORTGAGE AND HOUSING CORPORATION

The following table presents the Corporation’s credit exposure of derivatives by term to maturity (excluding those related to the IMPP).

					Potential	Total Credit
	Replacement value(1)				Future	Exposure
					Credit
	Within	1 to 3	3 to 5	Over 5	Exposure(2)
(in millions of dollars)	1 Year	Years	Years	Years		2009	2008
Interest Rate Swaps	15	55	24	51	25	170	301
Cross Currency Interest
Rate Swaps	-	-	-	-	23	23	244

Total	15	55	24	51	48	193	545

(1)	Represents the total current fair value including accrued interest of all outstanding contracts with a positive fair value, before factoring in the impact of master netting agreements.

(2)	Represents an add-on that is an estimate of the potential change in the market value of the transaction up to maturity which is calculated in relation to the notional principal of the contracts by applying factors consistent with guidelines issued by the Office of the Superintendent of Financial Institutions.
Allowance for Credit Losses
In the event of mortgage default, CMHC may take an assignment of the insured mortgage and pay the insured lender the loan balance, rather than proceed with the acquisition of the property through title transfer claim. In addition, in an effort to minimize future insurance claims resulting from insured mortgages provided to market or assisted housing rental projects, CMHC may make advances to the project in order to help it return to a state where the borrower can manage its mortgage obligations. A loan/advance is classified as impaired when there is objective evidence of impairment as a result of one or more events that have had a negative impact on the estimated cash flows of the loan/advance. The allowance for credit losses is established to provide for estimated amounts that may not be recovered. Factors that are considered in assessing the estimated realizeable amount include, but are not limited to, underlying asset valuation, and any changes in market and economic outlook. The allowance for credit losses is included as a reduction to Accounts Receivable and Other Assets and any change in the allowance is included in Net Claims. At 31 December 2009, the allowance was $141 million (2008 – $109 million) relating to financial assets of $179 million (2008 – $180 million). The following table shows the changes in the allowance for credit losses.

(in millions of dollars)	2009	2008
Balance, Beginning of Year	109	99
Recoveries	(4)	(3)
Write-offs	(4)	-
Provision for Credit Losses	40	13

Balance, End of Year	141	109

Insured Mortgage Purchase Program (IMPP) Risks
CMHC is exposed to credit-related risk in the event of default of swap counterparties. This risk is mitigated by transacting with highly rated swap counterparties and collateralization requirements based on credit ratings. The fair value of collateral held by CMHC as at 31 December 2009 was $343 million (2008 – nil). The IMPP-related investment instruments are AAA-rated by DBRS.

CONSOLIDATED FINANCIAL STATEMENTS     137

Derivatives: CMHC enters into swap agreements to manage the risk that the interest earned on its investments may not be sufficient to meet its repayment obligations on Borrowings from the Government of Canada related to the IMPP. With these swaps, all interest payments to CMHC, net of its expenses, are paid to the swap counterparties from which CMHC receives payments equal to the interest it is required to pay on its IMPP-related borrowings.
The following table presents the Corporation’s credit exposure of derivatives by term to maturity for the IMPP.

					Potential	Total Credit
	Replacement value(1)				Future	Exposure
					Credit
	Within	1 to 3	3 to 5	Over 5	Exposure(2)
(in millions of dollars)	1 Year	Years	Years	Years		2009	2008
Interest Rate Swaps	-	-	518	-	162	680	783

(1)	Represents the total current fair value including accrued interest of all outstanding contracts with a positive fair value, before factoring in the impact of master netting agreements.

(2)	Represents an add-on that is an estimate of the potential change in the market value of the transaction up to maturity which is calculated in relation to the notional principal of the contracts by applying factors consistent with guidelines issued by the Office of the Superintendent of Financial Institutions.
Investments: Permitted investments are limited to high quality assets, as follows: cash, Government of Canada obligations, Canada Mortgage Bonds, NHA MBS and eligible repurchase agreements of Government of Canada securities, Canada Mortgage Bonds and NHA MBS. Limits to approved sale under repurchase agreement counterparties are determined as a function of credit rating and reported tier 1 capital.
Canada Housing Trust (CHT) Risks
CHT is exposed to credit-related risk in the event of default or credit rating downgrade of swap counterparties and through its investments. CHT only holds investment instruments rated R-1 high or AAA by at least two rating agencies.
Derivatives: CHT enters into swap agreements to manage the risk that the interest earned on its investments may not be sufficient to meet its CMB coupon obligations. With these swaps, all interest payments to CHT, net of its expenses, are paid to the swap counterparties from which CHT receives payments equal to the interest it is required to pay on the CMB. In accordance with the requirements of CMHC as guarantor, CHT mitigates this risk by retaining the interest portion of mortgage cash flow payments for counterparties rated below AA-. In addition, ISDA master netting agreements are employed for derivatives, including the requirement for ratings-based collateral thresholds.
The following table presents CHT’s credit exposure of derivatives by term to maturity.

					Potential	Total Credit
	Replacement value(1)				Future	Exposure
					Credit
	Within	1 to 3	3 to 5	Over 5	Exposure(2)
(in millions of dollars)	1 Year	Years	Years	Years		2009	2008
Interest Rate Swaps	323	2,147	412	(168)	740	3,454	4,283

(1)	Represents the total current fair value including accrued interest of all outstanding contracts with a positive fair value, before factoring in the impact of master netting agreements.

(2)	Represents an add-on that is an estimate of the potential change in the market value of the transaction up to maturity which is calculated in relation to the notional principal of the contracts by applying factors consistent with guidelines issued by the Office of the Superintendent of Financial Institutions.

     138     CANADA MORTGAGE AND HOUSING CORPORATION

Investments: Trust permitted investments are limited to high quality assets, as follows: NHA MBS, Government of Canada obligations, cash, asset-backed obligations backed by residential mortgages rated R-1 (High) and eligible repurchase agreements of Government of Canada securities, NHA MBS and bank sponsored ABCP. Limits to approved sale under repurchase agreement counterparties are determined as a function of credit rating and reported tier 1 capital.
CHT is assured full collection of principal and interest on its Investments in NHA MBS through CMHC’s guarantee of timely payment of principal and interest. The fair value of collateral held by CHT as at 31 December 2009 totalled $232 million (2008 – $70 million).
17. LIQUIDITY RISK
Liquidity risk is the risk that the Corporation will encounter difficulty in meeting obligations associated with financial liabilities.
The Corporation has a liquidity risk policy which includes appropriate limits to ensure sufficient resources to meet current and projected cash requirements. Starting in April 2008, CMHC accessed the Crown Borrowing Program to provide liquidity to meet cash requirements on a daily basis. The Corporation’s commercial paper program, the primary source of liquidity until April, remains available to meet cash requirements on a daily basis, subject to approval by the Minister of Finance on a transaction by transaction basis. Further sources of liquidity associated with this policy include overdraft facilities, lines of credits and cash and short-term investments in marketable securities.
CMHC also mitigates liquidity risk through the use of ISDA master netting agreements reducing the amount of cash required to satisfy derivative obligations.
The following table presents the undiscounted contractual cash flows payable by the Corporation, including accrued interest, under financial liabilities by remaining contractual maturities.

	Within 1	1 to 3	3 to 12	1 to 5	Over 5
(in millions of dollars)	Month	Months	Months	Years	Years	2009	2008
Securities Sold Under Repurchase Agreements	51	-	-	-	-	51	135
Canada Mortgage Bonds	-	10,776	14,649	157,538	12,302	195,265	160,067
Capital Market Borrowings	-	36	1,464	1,893	1,466	4,859	6,507
Borrowings from the Government of Canada	1,262	782	3,351	69,556	6,030	80,981	41,383
Derivatives (net)	601	(78)	(229)	(4,482)	(1,251)	(5,439)	(6,249)

Total	1,914	11,516	19,235	224,505	18,547	275,717	201,843

Commitments related to Loans and Investments in Housing Programs are outlined in Note 21.

CONSOLIDATED FINANCIAL STATEMENTS     139

Lines of Credit
At 31 December 2009, CMHC had $100 million (2008 – $100 million) of overnight overdraft facility available with its banker that had not been drawn. In addition, CMHC had $450 million (2008 – $450 million) in unused, uncommitted lines of credit. The lines of credit provided for loans based on Canadian prime rate and have no expiry date. During the year, CMHC has not drawn from these lines of credit.
18. EMPLOYEE FUTURE BENEFITS
CMHC provides a defined benefit pension plan, a supplemental pension plan and other post-employment benefits.
The accrued benefit asset for the defined benefit pension plan is included in Accounts Receivable and Other Assets. The total accrued benefit liability for the supplemental pension plan and for the other post-employment benefits is included in Accounts Payable and Other Liabilities. The net benefit plan cost recognized is included in Operating Expenses.
Total cash payments for employee future benefits were $19 million in 2009 (2008 – $6 million). They include contributions by CMHC to its defined benefit pension plan and payments for the unfunded supplemental pension plan. Also therein are disbursements for other post-employment benefits, which consist of payments to a third-party service provider on behalf of retired employees and payments made directly to employees, their beneficiaries or estates.
Information about the employee future benefits is as follows:

			Other Post-Employment
	Pension Plans		Benefits
(in millions of dollars)	2009	2008	2009	2008
Accrued Benefit Obligation
Balance, Beginning of Year	1,139	1,248	131	148
Current Service Cost	21	25	3	4
Employees’ Contributions	7	6	-	-
Interest Cost	71	66	8	8
Benefits Paid	(60)	(56)	(4)	(5)
Actuarial Loss (Gain)	70	(150)	15	(24)
Plan Amendments	-	-	-	-

Balance, End of Year	1,248	1,139	153	131

Fair Value of Plan Assets
Balance, Beginning of Year	1,005	1,293	-	-
Actual Return on Plan Assets	162	(239)	-	-
Employer’s Contributions	15	1	4	5
Employees’ Contributions	7	6	-	-
Benefits Paid	(60)	(56)	(4)	(5)

Balance, End of Year	1,129	1,005	-	-

Funded Status – Plan Surplus (Deficit)	(119)	(134)	(153)	(131)
Unamortized Net Actuarial Loss	224	263	16	1
Unamortized Past Service Costs	18	27	14	17
Unamortized Transitional Obligation (Asset)	(29)	(59)	14	17

Accrued Benefit Asset (Liability)	94	97	(109)	(96)

140     CANADA MORTGAGE AND HOUSING CORPORATION

Included in the above accrued Benefit obligation and fair value of plan assets at 31 December 2009 are the following amounts in respect of plans that are not fully funded.

			Other Post-Employment
	Pension Plans		Benefits
(in millions of dollars)	2009	2008	2009	2008
Accrued Benefit Obligation	1,248	1,139	153	131
Fair Value of Plan Assets	1,129	1,005	-	-

Funded Status - Plan Deficit	(119)	(134)	(153)	(131)

The pension fund information contained in the financial statement and notes thereto are based an extrapolation of the actuarial valuation as at 31 December, 2007. The Corporation is currently in the process of completing a Pension Fund actuarial valuation as at December 31, 2009 which will be incorporated into the Corporation’s 2010 financial results.
The plan assets and the accrued benefit obligation were measured for accounting purposes as at 31 December 2009. In performing this measurement, the following assumptions were adopted.

	2009	2008
Accrued Benefit Obligation:
Discount Rate	5.75%	6.25%
Rate of Compensation Increase	3.00%	3.00%
Benefit Costs:
Discount Rate	6.25%	5.25%
Rate of Compensation Increase	3.00%	3.00%
Long-Term Rate of Return on Plan Assets	6.80%	6.50%

An 8.6% (2008 – 9.1%) increase in health care costs was assumed for 2009, with 0.2% (2008 – 0.4%) average decreases per year thereafter to an ultimate trend rate of 4.5% which is expected to be achieved by 2029.
The following table shows the impact of changes in the assumptions.

Increase (Decrease) in
	Accrued Benefit	Increase (Decrease)
(in millions of dollars)	Obligation	in Net Benefit Costs
0.5% Increase/Decrease in Discount Rate	(91)/98	(10)/10
0.5% Increase/Decrease in Rate of Compensation Increase	15/(14)	3/(3)
0.5% Increase/Decrease in Long-Term Rate of Return on Plan Assets	-	(6)/6
1.0% Increase/Decrease in Health Care Cost Trend Rates	18/(14)	2/(1)

CONSOLIDATED FINANCIAL STATEMENTS     141

CMHC’s annual net Benefit plan costs are as follows:

			Other Post-Employment
	Pension Plans		Benefits
(in millions of dollars)	2009	2008	2009	2008
Costs Incurred during the Year
Current Service Cost, Net of Employees’ Contributions	21	25	3	4
Interest Cost	71	66	8	8
Actual Return on Plan Assets (Gain)/Loss	(162)	239	-	-
Actuarial (Gain) Loss on Accrued Benefit Obligation	70	(150)	15	(24)
Plan Amendments	-	-	-	-

Total Costs before Adjustments	-	180	26	(12)

Adjustments to Recognize the Long-term Nature of Employee Future Benefit Costs
Difference between Expected and Actual Return on Plan Assets	95	(322)	-	-
Difference between Actuarial (Gain) Loss Recognized and Actual Actuarial (Gain) Loss on Accrued Benefit Obligation	(55)	150	(15)	24
Amortization of Past Service Costs	9	9	2	-
Amortization of the Transitional Obligation (Asset)	(30)	(30)	4	4
Plan Amendments	-	-	-	2

Total Adjustments	19	(193)	(9)	30

Net Benefit Plan Cost (Revenue) Recognized	19	(13)	17	18

Information on the defined benefit pension plan assets is as follows:

	Percentage of Fair Value
	of Total Plan Assets
Category of Plan Assets	2009	2008
Short-term Investments(1)	1.37%	1.92%
Bonds and Debentures(2)	22.00%	28.32%
Equities	63.45%	55.46%
Real Return Securities(3)	2.35%	2.35%
Real Estate	10.83%	11.95%

Total	100.00%	100.00%

(1)	Includes $13 million (2008 – $18 million) in its related parties.

(2)	Includes $41 million (2008 – $51 million) in CMHC and $49 million (2008 – $18 million) in its related parties.

(3)	Includes $23 million (2008 – $21 million) in its related parties.
The interest paid by CMHC to the pension plan amounted to $1 million in 2009 (2008 – $2 million). In 2009, there was a net charge in the amount of $4 million (2008 – $3 million) from CMHC to the pension plans for administrative services.
19. SEGMENTED INFORMATION
As described in Note 1, the consolidated financial statements include the accounts of CMHC’s four activities (Insurance, Securitization, Housing Programs and Lending Activity), each of which provides different programs in support of CMHC’s objectives, and the Canada Housing Trust. The financial results of each activity are determined using the accounting policies described in Note 2. The Lending Activity includes certain corporate items that are not allocated to each activity. The Housing Program Activity includes reimbursements to the Lending Activity as described in Note 13. These reimbursements are not eliminated in the following table.

142     CANADA MORTGAGE AND HOUSING CORPORATION

	Insurance		Securitization		Housing			Lending	Canada		Eliminations		Total
					Programs				Housing Trust
(in millions of dollars)	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
REVENUES
Interest Income from NHA MBS	-	-	1,523	139	-	-	-	-	5,637	4,599	-	-	7,160	4,738
Premiums and Fees	1,643	1,423	161	99	-	-	-	-	-	-	-	-	1,804	1,522
Interest Earned on Loans and Investments in Housing Programs	-	-	-	-	-	-	723	717	-	-	-	-	723	717
Income from Investment Securities	562	533	38	24	-	-	16	69	156	840	(68)	(66)	704	1,400
Net Realized Gains (Losses) from Financial Instruments	109	(18)	5	-	-	-	(2)	(68)	-	-	-	-	112	(86)
Net Unrealized Gains (Losses) from Financial Instruments	(3)	-	(109)	733	-	-	(77)	145	212	-	(76)	82	(53)	960
Parliamentary Appropriations and Other Income	5	26	19	-	2,613	2,391	(3)	(1)	192	163	(112)	(92)	2,714	2,487

	2,316	1,964	1,637	995	2,613	2,391	657	862	6,197	5,602	(256)	(76)	13,164	11,738
EXPENSES
Interest Expense	1	8	1,529	139	-	-	658	761	5,786	5,432	(68)	(66)	7,906	6,274
Operating Expenses	195	182	7	4	108	103	19	18	199	170	(112)	(92)	416	385
Housing Programs and Net Claims	1,112	372	-	-	2,505	2,288	-	-	-	-	-	-	3,617	2,660

	1,308	562	1,536	143	2,613	2,391	677	779	5,985	5,602	(180)	(158)	11,939	9,319
Income Taxes	(266)	(403)	(32)	(219)	-	-	4	(19)	-	-	-	-	(294)	(641)

NET INCOME	742	999	69	633	-	-	(16)	64	212	-	(76)	82	931	1,778

ASSETS
Investment in NHA
MBS:
Designated at Fair Value	-	-	-	-	-	-	-	-	143,791	123,737	-	-	143,791	123,737
Held to Maturity	-	-	59,000	24,767	-	-	-	-	-	-	-	-	59,000	24,767
Investment Securities:
Designated at Fair Value	52	-	1	-	-	-	1,029	986	395	842	(204)	-	1,273	1,828
Available for Sale	15,249	12,857	957	685	-	-	-	-	-	-	(1,859)	(1,866)	14,347	11,676
Held to Maturity	-	51	1,004	94	-	-	-	-	-	-	(950)	(94)	54	51
Loans:
Designated at Fair Value	-	-	-	-	-	-	7,533	7,952	-	-	-	-	7,533	7,952
Other	-	-	-	-	-	-	3,255	3,381	-	-	-	-	3,255	3,381
Investments in
Housing Programs	-	-	-	-	-	-	939	1,007	-	-	-	-	939	1,007
Other Assets	1,029	822	2,271	939	-	-	1,477	1,207	38,020	26,090	(168)	4	42,629	29,062

	16,330	13,730	63,233	26,485	-	-	14,233	14,533	182,206	150,669	(3,181)	(1,956)	272,821	203,461
LIABILITIES
Unearned Premiums and Fees	6,675	5,848	502	373	-	-	-	-	-	-	-	-	7,177	6,221
Borrowings:
Canada Mortgage Bonds	-	-	-	-	-	-	-	-	180,881	149,672	(3,118)	(1,957)	177,763	147,715
Capital Market Borrowings	-	-	-	-	-	-	4,448	5,979	-	-	(10)	(3)	4,438	5,976
Borrowings from the Government of Canada	-	-	61,260	24,872	-	-	8,593	7,746	-	-	-	-	69,853	32,618
Other Liabilities	1,495	878	511	316	-	-	1,016	598	1,359	997	(54)	(28)	4,327	2,761

	8,170	6,726	62,273	25,561	-	-	14,057	14,323	182,240	150,669	(3,182)	(1,988)	263,558	195,291
EQUITY OF CANADA	8,160	7,004	960	924	-	-	176	210	(34)	-	1	32	9,263	8,170

CONSOLIDATED FINANCIAL STATEMENTS     143

20. RELATED PARTY TRANSACTIONS
The Corporation is related in terms of common ownership to all Government of Canada departments, agencies and Crown corporations. CMHC enters into transactions with certain of these entities in the normal course of business. These transactions are recorded at the exchange amount which is the amount agreed to by the related parties. All material related party transactions are either disclosed below or in relevant notes.
a) The following table summarizes income earned and receivable as well as the total amount invested in instruments issued or guaranteed by the Government of Canada.

(in millions of dollars)	2009	2008
Cash Equivalents	3,024	1,735
Investment Income – Cash Equivalents	8	56
Interest Receivable – Cash Equivalents	-	3
Investment Securities	6,248	3,570
Investment Income – Investment Securities	118	124
Interest Receivable – Investment Securities	17	20

b) CMHC pays the Government of Canada fees in recognition of the government’s financial backing of the Insurance and Securitization Activities. The fees, which are recorded as a reduction of Other Income, amount to $9 million (2008 – $7 million) for Securitization and nil (2008 – nil) for the Insurance Activity. The fee for the Insurance Activity is nil because CMHC’s Earnings Set Aside for Capitalization equal 100% of its target capital level calculated in accordance with guidelines set out by OSFI.

     144     CANADA MORTGAGE AND HOUSING CORPORATION

21. COMMITMENTS AND CONTINGENT LIABILITIES
a) Commitments outstanding for Loans and Investments in Housing Programs, net of forgiveness, amounted to $370 million at 31 December 2009 (2008 – $206 million) and are normally advanced within a two-year period.
b) Commitments outstanding for advances to mortgage insured assisted housing projects in financial difficulty amounted to $80 million at 31 December 2009 (2008 – $31 million) and are normally advanced within a ten-year period. Advances in the amount of $75 million are expected to be made over the next five years and the remainder to be advanced beyond five years.
c) Total remaining contractual financial obligations for Housing Programs extend for periods up to 30 years (2008 – 31 years).
Estimated obligations are as follows:

						2015 and
(in millions of dollars)	2010	2011	2012	2013	2014	Thereafter
	2,332	1,657	1,633	1,628	1,624	16,050

d) In addition to the lines of credit disclosed in Note 17, CMHC has a $70 million (2008 – $63 million) letter of credit outstanding.
e) There are legal claims of $9 million (2008 – $9 million) against CMHC. Due to the uncertainty of the outcome of these claims, no provision for loss has been recorded.
22. COMPARATIVE FIGURES
Certain comparative figures have been reclassified to conform to the 2009 financial statement presentation.

CONSOLIDATED FINANCIAL STATEMENTS     145

Other Disclosures
and Information
▪	Glossary

▪	Definition of select CMHC Performance Measures

▪	CMHC Board of Directors – Biographies

▪	CMHC Management

▪	CMHC Offices

 Glossary

FINANCIAL TERMS
Commercial paper: A type of corporate short-term debt with a term to maturity of up to one year.
Delayed certificate inventory (DCI): A system whereby securities ownership and transfer records are maintained in non-certificated registry form by the transfer agent. The owner of the security receives an Ownership Statement (receipt) which reports their ownership position. Should the owner require a certificate, a request can be made to the transfer agent for it to be issued and the security will then be removed from DCI.
Dynamic Financial Analysis (DFA): A systematic and holistic approach to financial modeling and sensitivity analysis for assets and liabilities that projects financial results under a variety of possible scenarios, showing how outcomes might be affected by changing business and economic conditions.
Hedging: A risk management strategy used to manage interest rate or foreign exchange exposure arising from the normal course of business operations.
Low ratio loans: Mortgage loans which are less than 80 per cent of the value of the property and which do not have to be insured under the Bank Act.
Securitization: The process of converting loans or other assets into financial securities which are sold into the capital markets, providing investors with an interest in the pool of loans or assets underlying the security.
Swap: A form of derivative, an interest rate swap is a contractual agreement between two parties to exchange a series of cash flows, generally exchanging fixed-rate and floating rate interest payments based on a notional principal amount in a single currency. In the case of a currency swap, principal amounts and fixed and floating rate interest payments are exchanged in different currencies. Swaps are generally used to reduce or eliminate interest rate risk or foreign exchange risk.
CMHC TERMS
Affordable Housing Initiative (AHI): Under the Affordable Housing Initiative, the federal government through CMHC provides funding to increase the supply of affordable housing off reserve, in partnership with provinces and territories. Provinces and territories design the housing programs which must meet national criteria.
Canada Housing Trust: The CHT is a legal entity at arm’s length to CMHC. CHT acquires interests in eligible insured housing loans, such as National Housing Act Mortgage-Backed Securities. The CHT also purchases highly-rated investments, undertakes certain related financial hedging activities and issues Canada Mortgage Bonds (CMBs). CMBs are guaranteed by CMHC. CMHC also acts as the financial services advisor to the CHT, determining market demand for bond issuance, and engaging an underwriting syndicate to underwrite bond issues. CMHC receives a fee from CHT for its services as guarantor and financial services advisor. The day-to-day activities of the CHT are administered through a separate corporate entity serving as the trust administrator. As required under Accounting Guidelines 15 of Canada’s Accounting Standards Board, CHT’s financial results are consolidated with CMHC’s financial statements because CHT is considered a variable interest entity.
Canada Mortgage Bonds (CMB): Bullet maturity bonds that are fixed-rate with a semi-annual coupon and floating rate note with a quarterly coupon that are issued by the Canada Housing Trust (CHT).
CMHC Affordable Housing Centre: CMHC’s centre of excellence for information, guidance and other tools to facilitate the production of affordable housing by non-profit organizations, private sector proponents and others.
emili: An online automated mortgage insurance risk and approval system developed by CMHC. It provides virtually instantaneous assessment of mortgage loan insurance applications.

148     CANADA MORTGAGE AND HOUSING CORPORATION

EQuilibrium TM Sustainable Housing Demonstration Initiative: Goals of CMHC’s EQuilibriumTM Sustainable Housing Demonstration Initiative:
▪	to promote low environmental impact healthy housing across Canada;

▪	to enhance the capacity of Canada’s home builders, developers, architects and engineers to design and build EQuilibriumTM homes and communities across the country;

▪	to educate consumers on the benefits of owning an EQuilibriumTM home and achieve market acceptance of EQuilibriumTM homes and sustainable communities; and

▪	to enhance Canada’s domestic and international leadership and business opportunities in sustainable housing design, construction services and technologies.
EQuilibrium TM Communities Initiative: Goals of CMHC’s EQuilibriumTM Communities Initiative:
▪	to accelerate sustainable community planning and development in Canada by demonstrating implementation methodologies and by facilitating improvements to performance levels; and

▪	to showcase how sustainable communities offer opportunities to achieve these improved levels of performance by integrating land use, housing, transportation and energy efficiency.
First Nations Market Housing Fund (FNMHF): The FNMHF, an independent trust, is overseen by nine trustees appointed by the Minister for CMHC and the Minister of Indian Affairs and Northern Development. In 2008, the Fund engaged CMHC to administer its operations for its initial five years. CMHC, on behalf of the Government of Canada, contributed $300 million to the Fund under certain terms and conditions. The Fund operates as a credit enhancement facility for housing loans on First Nation reserves, as well as supports First Nation capacity development. The financial results of the FNMHF are not consolidated with CMHC’s financial statements.
Granville Island: Granville Island is a cultural, recreational and commercial development in the heart of Vancouver owned by the Government of Canada. CMHC receives a fee to manage and administer Granville Island on behalf of the Government of Canada. Granville Island’s finances are not consolidated with CMHC’s financial statements.
Insured Mortgage Purchase Program (IMPP): In October 2008, as a measure to maintain the availability of longer-term credit in Canada, the Government of Canada announced it would purchase $25 billion in National Housing Act Mortgage-Based Securities (NHA MBS) from Canadian financial institutions through a competitive auction process to be managed by CMHC. Since the initial announcement, the potential size of the program was increased to $125 billion. The government committed to maintaining the availability of IMPP until the end of March 2010.
Municipal Infrastructure Lending Program (MILP): Under Canada’s Economic Action Plan, CMHC is administering the MILP which can provide up to $2 billion in direct low-cost loans to municipalities over a two-year period to fund housing-related municipal infrastructure. Eligible projects must directly relate to housing, contributing to the efficient functioning of new and existing residential areas. Municipalities can fund their contribution to cost-shared federal infrastructure programming through funds borrowed under this program.
National Housing Act Mortgage Backed Securities (NHA MBS): A security which represents an undivided interest in a pool of residential mortgages insured under the NHA or by a licensed private sector insurer and which has the full timely-payment guarantee of the Government of Canada through CMHC. The principal and a portion of the interest paid by borrowers on the mortgages in an NHA MBS pool are paid to investors monthly. These payments can vary from month to month if, for example, borrowers make unscheduled payments such as advance payments of principal on a mortgage.
OTHER DISCLOSURES AND INFORMATION     149

Securities under the NHA MBS program are issued by Approved Issuers (primarily lending institutions).
Proposal Development Funding (PDF): An interest-free loan of up $100,000 to support activities carried out during the early stages of developing an affordable housing project. PDF is available for projects that are developed without long term federal government subsidies. Eligible costs include soil load-bearing tests, environmental site assessments, project drawings and specifications, development permits and certain professional and consulting fees. The loan is repayable upon the first advance of mortgage funding and a portion of the loan may be forgiven if it meets certain criteria for affordable housing as defined by CMHC.
Renovation Programs: Programs that help low-income households, landlords, persons with disabilities and Aboriginal people undertake renovations, repairs or rehabilitation of their housing units. Some provinces and territories participate with CMHC in these programs. CMHC’s suite of renovation programs include:
Residential Rehabilitation and Assistance Program (RRAP): A program which provides financial assistance to low-income households who live on and off reserve to enable them to repair their homes, as well as to assist landlords to repair rental dwellings or to convert non-residential properties into residential units.
Shelter Enhancement Program (SEP): A program which provides financial assistance to repair, rehabilitate and improve existing shelters, both on and off reserve, for victims of family violence. The program also assists in the acquisition or construction of new shelters and second stage housing.
Emergency Repair Program (ERP): A program which provides financial assistance to low-income homeowners or occupants in rural areas to undertake emergency repairs required for the continued safe occupancy of their house.
Home Adaptations for Seniors’ Independence (HASI): A program which provides financial assistance to low-income seniors to carry out minor adaptations to assist them to live independently in their own homes.
Seed Funding: Consists of a grant and a loan up to a maximum of $20,000 when combined, to support activities carried out in the early stages of developing affordable housing project proposals. Eligible expenses include costs for housing market studies, need and demand analyses, the preparation of business plans, preliminary financial viability analyses, preliminary project designs, as well as the costs to incorporate an entity. The loan portion of Seed Funding is repayable upon the first advance of mortgage funding.

150     CANADA MORTGAGE AND HOUSING CORPORATION

 Definitions of select CMHC performance measures

OBJECTIVE 1: HELP CANADIANS IN NEED
Measure	Definition
Strategic Priority 1.1
Housing program expenses	Expenses primarily related to social housing programs. These programs include: public housing programs, non-profit housing programs, rent supplement programs, the rural and native housing programs, urban native housing programs and co-operative housing programs. New commitments under these programs ceased in 1993, except for the non-profit housing program on-reserve. Also includes expenditures under the Affordable Housing Initiative, CMHC’s renovation programs, CMHC’s research, market analysis and export promotion activities, as well as commitments related to Canada’s Economic Action Plan.
Estimated number of households assisted through long-term social housing agreements	Households who live in social housing developed between 1946 and 1993. Includes social housing on reserve developed under the On-Reserve Non-Profit Rental Housing Program under which new units continue to be developed.
Renovation program expenditures (value of loans forgiven over time)	Federal expenditures disbursed under CMHC’s renovation programs (see Glossary). These programs were extended for two years to March 31, 2011.
Affordable Housing Initiative expenditures	Federal expenditures under the AHI. This initiative was extended for two years (March 2009 to March 2011). Does not include CEAP funding for social housing renovation and retrofit and for new social housing for seniors, persons with disabilities, First Nations and the North.
Affordable housing units facilitated by CMHC’s Affordable Housing Centre	Affordable housing units for which project sponsors have been provided with Seed Funding or Proposal Development Funding, and/or CMHC’s Affordable Housing Centre staff have provided advice in the development of these units. Some of these units also qualified for CMHC mortgage loan insurance underwriting flexibilities which encourage affordable housing.
Direct Lending	CMHC provides low-cost loans directly to federally-supported social housing sponsors seeking to finance their housing projects upon mortgage renewal and to First Nations to finance new housing production.
Strategic Priority 1.2
Per cent of housing programs and services delivered through First Nations or Aboriginal Organizations	The average of the following:
1. Per cent of RRAP accounts on reserve delivered by Aboriginal agents.
2. Per cent of commitments under the On-Reserve Non-Profit Rental Housing Program for which inspections and physical condition reviews are carried out under the Native Inspection Services Initiative based on number of units.
3. Per cent of Aboriginal Capacity Development service contract dollars paid to Aboriginal service providers.

Homeowner units facilitated through insured financing or other market-based housing tools	Homeownership units on reserve that CMHC was instrumental in facilitating. Where financing is required, homeownership loans may be insured by CMHC.

OTHER DISCLOSURES AND INFORMATION     151

OBJECTIVE 2: FACILITATE ACCESS TO MORE AFFORDABLE, BETTER QUALITY HOUSING FOR ALL CANADIANS
Measure	Definition
Strategic Priority 2.1
Total mortgage loan insurance approved in units	Includes loans for both homeownership and rental units as well as portfolio insurance.
Operating expense ratio (per cent)	The ratio of operating expenses to total premiums and fees revenue earned. ((Operating expenses) / (earned premiums + fees)) *100
Strategic Priority 2.2
Annual securities guaranteed	NHA Mortgage-Backed Securities (NHA MBS) for which CMHC issued guarantees during the year. Once guaranteed, NHA MBS may be issued directly into capital market, issued to the Canada Housing Trust for conversion to Canada Mortgage Bonds, or purchased under the Insured Mortgage Purchase Program.
Operating expense ratio (per cent)	The ratio of operating expenses to revenue earned. (Operating expenses + Canada Mortgage Bonds related expenses)/ (guarantee fees earned + application and compensatory fees earned + Financial Services Advisors fees earned from Canada Housing Trust) *100
Strategic Priority 2.3
Forecast accuracy of housing starts	The difference expressed as percentage between CMHC’s initial starts forecast for Canada and the actual annual starts for the same year.
Ranking of housing starts forecast accuracy among forecasters	Ranking of the accuracy of CMHC’s annual housing starts forecast amongst other industry forecasters where the most accurate forecaster ranks first.

OBJECTIVE 3: ENSURE THE CANADIAN HOUSING SYSTEM REMAINS ONE OF THE BEST IN THE WORLD
Measure	Definition
Strategic Priority 3.2
Consulting revenues achieved ($M)	CMHC offers a range of consulting services including providing technical expertise in housing finance, housing policy, housing market analysis and mortgage loan insurance. These consulting services earn revenues from both public and private international clients.
ENSURING A STRONG ORGANIZATION — INTERNAL SERVICES
Measure	Definition
Human Resources
Level of employee engagement	The overall level of engagement is based on the results of a survey of CMHC employees conducted by Towers Watson (formerly Towers Perrin ISR) in comparison to industry benchmarks.
To be fully engaged, employees must have:
▪  rational understanding of the organization’s strategic goals, values, and how they fit;
▪  emotional attachment to their organization;
▪  the motivation and willingness to invest discretionary effort to go above and beyond to help the organization succeed

Information Technology
Overall systems reliability index (per cent)	Weighted average of monthly availability of key corporate systems.

152     CANADA MORTGAGE AND HOUSING CORPORATION

CMHC Board of Directors – Biographies

Dino Chiesa, BA
Principal, Chiesa Group, Toronto, ON
Mr. Chiesa was appointed Chairperson of the Board of Directors in March 2005. He is Principal, Chiesa Group Commercial Property Investors and Vice-Chair of the Board of Trustees of the Canadian Apartment Properties Real Estate Investment Trust (CAPREIT). Prior to this, he was the Assistant Deputy Minister of Ontario’s Ministry of Municipal Affairs and Housing and CEO of the Ontario Housing Corporation and Ontario Mortgage Corporation. He was an employee of CMHC from 1975 to 1987. Mr. Chiesa has been a member of the Board since June 2001.
Karen Kinsley, FCA
President and Chief Executive Officer, CMHC, Ottawa, ON
Ms. Kinsley is a Fellow of the Institute of Chartered Accountants of Ontario (FCA) and joined CMHC in 1987. She has held a variety of positions in management, including Chief Financial Officer, Vice-President, Corporate Services and Vice-President, Insurance and Securitization. She was appointed President and Chief Executive Officer in June 2003 and re-appointed for three more years in April 2008.
Harold Calla, CGA, CAFM
Chairperson, First Nations Financial Management Board, Vancouver, BC
Mr. Calla serves as Chairperson of the First Nations Financial Management Board, one of four institutions created under the First Nation Fiscal and Statistical Management Act to support Aboriginal economic development. Mr. Calla is a member of the Board of Directors of Terasen Inc., an energy company based in British Columbia. He was appointed to CMHC’s Board of Directors in June 2005.
Brian Johnston, CA
President, Monarch Corporation, Toronto, ON
Mr. Johnston is a chartered accountant and the President of Monarch Corporation, one of Canada’s oldest and largest real estate companies. He is also an active member within the home building industry and a past president of the Ontario Home Builders’ Association. He currently sits on the Board of Directors of the C.D. Howe Institute and Enerquality Corporation. Mr. Johnston was appointed to the Board in January 2008.
Sophie Joncas, CA
Chartered Accountant, St-Hubert, QC
Ms. Joncas is a chartered accountant in private practice. She is a member of the continuing education committee of the Ordre des comptables agréés du Québec (OCAQ). She has also developed and taught courses on governance and on the role of the audit committee for the OCAQ. She was appointed to the Board in August 2001.
E. Anne MacDonald, BA, LLB
Lawyer, Pictou, NS
Ms. MacDonald has operated a general law practice in the Town of Pictou since 1979. She was the solicitor for the Town of Pictou for 25 years and assisted the town in acquiring and managing its real estate properties. She actively participates in and supports numerous community organizations and charities. She was appointed to the Board in September 2007.
James A. Millar, BA, MA
Associate, Sussex Circle, Ottawa, ON
Mr. Millar, a career public servant, worked in several government departments, including the Privy Council Office, Manpower and Immigration, the Public Service Commission and Transport Canada. He joined CMHC in 1998. He retired from CMHC in 2004 as Vice-President, Risk Management and Communications. He was appointed to the Board in April 2007.
Gary P. Mooney, BA, LLB, PhD
President and Chief Executive Officer, LCLS Recoveries Limited, Mississauga, ON
Mr. Mooney is President and Chief Executive Officer of LCLS Recoveries Limited, and senior managing partner of the law firm Anderson Sinclair. He is the former Chairman of Fidelity National Financial. He was appointed to the Board in June 2005.
André G. Plourde, B. Admin.
President, Groupe immobilier de Montréal Inc., Montreal, QC
Mr. Plourde has been the President of Montreal Real Estate Group Inc. since 2001. He is active within the commercial real estate industry as a member of the Urban Development Institute of Québec and the Association des courtiers et agents immobiliers du Québec. He was appointed to the Board in April 2008.
OTHER DISCLOSURES AND INFORMATION     153

CMHC Management
(as at December 31, 2009)

Karen Kinsley
President and Chief Executive Officer
NATIONAL OFFICE
P. Marc Joyal
Vice-President, Corporate Services and
Chief Financial Officer
Sharon Matthews
Vice-President, Assisted Housing
Mark McInnis
Vice-President, Insurance Underwriting, Servicing and Policy
Pierre Serré
Vice-President, Insurance Product and Business Development
Douglas Stewart
Vice-President, Policy and Planning
Gail Tolley
Vice-President, Human Resources
André Asselin
Executive Director, CMHC International
Charles Chenard
Executive Director, Corporate Marketing
Anne Dawson
Executive Director, Communications
Wojo Zielonka
Chief Risk Officer
Serge Gaudet
Director, Audit and Evaluation Services
Douglas Tyler
General Counsel
Tranquillo Marrocco
Corporate Secretary
REGIONAL BUSINESS CENTRES
Sylvie Crispo
General Manager, Québec Business Centre
Peter Friedmann
General Manager, Ontario Business Centre, and Managing Director, Securitization
Trevor Gloyn
General Manager, Prairie and Territories Business Centre
Carolyn Kavanagh
General Manager, Atlantic Business Centre
Charles B. MacArthur
General Manager, British Columbia Business Centre

154     CANADA MORTGAGE AND HOUSING CORPORATION

CMHC OFFICES
NATIONAL OFFICE
700 Montreal Road
Ottawa, Ontario
Canada, K1A 0P7
(613) 748-2000
REGIONAL BUSINESS CENTRES
Atlantic
1894 Barrington Street, 9th Floor
Halifax, Nova Scotia, B3J 2A8
(902) 426-3530
Quebec
1100 René-Lévesque Blvd West, 1st Floor
Montreal, Quebec, H3B 5J7
(514) 283-2222
Ontario
100 Sheppard Avenue East, Suite 300
Toronto, Ontario, M2N 6Z1
(416) 221-2642
Prairie and Territories
1000 – 7th Avenue SW, Suite 200
Calgary, Alberta,T2P 5L5
(403) 515-3000
British Columbia
1111 West Georgia Street, Suite 200
Vancouver, British Columbia,V6E 4S4
OTHER DISCLOSURES AND INFORMATION     155

©2010 Canada Mortgage and Housing Corporation
Cat. No.: NHI-1/2009E
ISBN: 978-1-100-14597-6
Printed in Canada

ENSURING CANADIAN HOUSING
AT WORK FOR THE FUTURE
2010-2014
SUMMARY OF THE
CORPORATE PLAN
CANADIAN HOUSING AT WORK
Canada
Available on CMHC's website
at www.cmhc.ca or
by calling 1-800-668-2642.

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